Filed Pursuant to Rule 424(b)(3) under the Securities Act of 1933
Commission File No. 333-177040

Offer to Exchange All Outstanding

6  1/2% Initial Senior Notes due 2021

Guaranteed on a senior basis by certain subsidiaries

(U.S.$650,000,000 aggregate principal amount outstanding) for

6 1/2% Exchange Senior Notes due 2021

Guaranteed on a senior basis by certain subsidiaries

Compagnie Générale de Géophysique-Veritas

We are offering to exchange all of our outstanding unregistered 6 1/2% Senior Notes due 2021 issued on May 31, 2011 for new registered 6 1/2% Senior Notes due 2021. The outstanding notes and the new notes are sometimes collectively referred to as the notes. The terms of the new notes are identical to the terms of the outstanding notes except that the new notes are registered under the Securities Act of 1933 (the “Securities Act”) and, therefore, are freely transferable.

Please consider the following:

•	You should carefully review the Risk Factors beginning on page 19 of this prospectus.

•	Our offer to exchange outstanding notes for new notes will be open until 5:00 p.m., New York City time, on November 18, 2011, unless we extend the exchange offer.

•	The exchange offer is not conditional upon any minimum aggregate principal amount of outstanding notes being tendered.

•	Tenders of outstanding notes may be withdrawn any time prior to the expiration of the exchange offer.

•	The exchange of outstanding notes for new notes will not be a taxable event for U.S. federal income tax purposes.

•	You should also carefully review the procedures for tendering the outstanding notes beginning on page 49 of this prospectus.

•	If you fail to tender your outstanding notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

•	No public market currently exists for the notes. Application has been made to admit the new notes to listing on the Luxembourg Stock Exchange and to trading on the Euro MTF market.

Information about the Notes:

•	The notes will mature on June 1, 2021.

•	We will pay interest on the notes semi-annually on June 1 and December 1 of each year, beginning December 1, 2011, at the rate of 6 1/2% per annum.

•	We may redeem the notes on or after June 1, 2016 at the redemption prices set forth on page 60 of this prospectus.

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We have the option until June 1, 2014, to redeem up to 35% of the original aggregate principal amount of the notes originally issued and the notes with the net proceeds of certain types of equity offerings.

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At any time prior to June 1, 2016, we may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of the notes plus the applicable premium described in this prospectus.

•	We may also redeem all, but not fewer than all, of the notes at a redemption price equal to 100% of the principal amount of the notes in the event of certain changes affecting tax laws.

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The notes are our senior unsecured obligations and will rank equally in right of payment with all of our other existing and future senior unsecured indebtedness and senior in right of payment to all our existing and future subordinated indebtedness.

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The notes will be initially guaranteed on a senior unsecured basis by certain of our subsidiaries. The notes and the subsidiary guarantees will be effectively subordinated to all our secured obligations, all secured obligations of our subsidiaries that guarantee the notes and all obligations of our subsidiaries that do not guarantee the notes.

•	If we undergo a change of control or sell some of our assets, we may be required to offer to purchase notes from you.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 20, 2011

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information or representations provided in this prospectus. We have not authorized any person to provide information other than that provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. In accordance with the Exchange Act, we electronically file reports, including annual reports on Form 20-F and interim reports on Form 6-K, and other information with the Securities and Exchange Commission. You may obtain these reports and other information by sending a written request to CGGVeritas, Tour Maine-Montparnasse, 33 avenue de Maine, BP 191, 75755 Paris CEDEX 15, France, Attention: Investor Relations Officer, Telephone: +33 1 64 47 45 00.

You can inspect and copy these reports, and other information, without charge, at the Public Reference Room of the Commission located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. In addition, you can inspect

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material filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which American Depositary Shares representing shares of our common stock are listed. As a foreign private issuer, we are not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rules under Section 16 of the Exchange Act.

All information referred to above will, for so long as the notes are listed on the Luxembourg Stock Exchange, also be available, without charge, at the specified office of the Paying Agent in Luxembourg during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this prospectus.

PRESENTATION OF INFORMATION

In this prospectus, references to “United States” or “U.S.” are to the United States of America, references to “U.S. dollars”, “$” or “U.S.$” are to United States dollars, references to “France” are to the Republic of France and references to “euro” or “€” are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Union.

Unless otherwise indicated, statements in this prospectus relating to market share, ranking and data are derived from management estimates based, in part, on independent industry publications, reports by market research firms or other published independent sources. Any discrepancies in any table between totals and the sums of the amounts listed in such table are due to rounding.

As used in this prospectus, “CGG” refers to Compagnie Générale de Géophysique and its subsidiaries before the merger between CGG and Veritas, except as otherwise indicated, “Veritas” refers to Veritas DGC Inc. and its subsidiaries before the merger between CGG and Veritas, except as otherwise indicated, and “CGGVeritas”, “the Group”, “we”, “us” and “our” refer to Compagnie Générale de Géophysique-Veritas and its subsidiaries, except as otherwise indicated.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with the Commission in other documents, which means:

•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the Commission after the date of this prospectus automatically updates and supersedes this prospectus.

We incorporate by reference each of the following documents:

•	our annual report on Form 20-F for the financial year ended December 31, 2010 filed with the Commission on April 21, 2010;

•	our report on Form 6-K submitted to the Commission on May 2, 2011 with respect to our Joint Venture with Eidesvik Offshore;

•	our report on Form 6-K submitted to the Commission on May 24, 2011 with respect to our Marine joint venture with Elnusa;

•	our report on Form 6-K submitted to the Commission on May 24, 2011 with respect to our Marine joint venture with Petro Vietnam;

•	our report on Form 6-K submitted to the Commission on May 25, 2011 with respect to the completion of BrodSeis’ survey for Brunei Shell Petroleum Company;

•	our report on Form 6-K submitted to the Commission on May 25, 2011 with respect to Sercel’s breaking of the seismic recording channel capacity barrier with the Giga Transverse;

•	our report on Form 6-K submitted to the Commission on May 25, 2011 with respect to the award of a seismic permit in the Gulf of Mexico;

•	our report on Form 6-K submitted to the Commission on May 26, 2011 with respect to the signing of the first BrodSeis contract in the Americas;

•	our report on Form 6-K submitted to the Commission on June 28, 2011 with respect to our five-year charter agreement with Bourbon for new support vessels;

•	our report on Form 6-K submitted to the Commission on July 12, 2011 with respect to our completion of a 3D BroadSeis seismic survey for Shell over deep water offshore Gabon.

•	our report on Form 6-K submitted to the Commission on July 12, 2011 with respect our vessel utilization and fleet allocation updates for the second quarter of 2011;

•	our report on Form 6-K submitted to the Commission on July 29, 2011 with respect to our strategic agreement with Spectrum;

•	our report on Form 6-K submitted to the Commission on July 29, 2011 announcing our second quarter 2011 results;

•	our report on Form 6-K submitted to the Commission on July 29, 2011 containing our unaudited interim financial statements for the six months ended June 30, 2011; and

•	our report on Form 6-K submitted to the Commission on September 19, 2011 announcing our listing on the Dow Jones Sustainability Europe Index (DJSI).

In addition, we incorporate by reference each of the following documents that we will file with the Commission after the date of this prospectus from now until the first anniversary of the effective date of the registration statement pertaining to the new notes:

•	reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

•	any future reports filed on Form 6-K that indicate that they are incorporated by reference in this prospectus.

You may obtain a copy of any of the documents referred to above (excluding exhibits) at no cost by contacting us at the following address:

CGGVeritas

Tour Maine-Montparnasse

33 avenue de Maine

BP 191, 75755

Paris CEDEX 15 France

Attention: Investor Relations Officer

Telephone: +33 1 64 47 45 00

To obtain timely delivery, you must request any document no later than five business days before the date of the expiration of this exchange offer, meaning no later than November 10, 2011.

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties, including, without limitation, certain statements made in “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects” in our 2010 annual report incorporated by reference herein. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “may”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, or “anticipates” or similar expressions that relate to our strategy, plans or intentions. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We have based these forward-looking statements on our current views and assumptions about future events. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations (“cautionary statements”) are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our actual results include:

•	the impact of the current economic and credit environment;

•	exposure to the credit risk of customers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	exposure to fluctuations in fuel costs;

•	the timely development and acceptance of our new products and services;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

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our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus, including those described in the “Risk Factors” section of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus to help you understand our business and the terms of the notes. You should carefully read all of this prospectus, including the consolidated financial statements and related notes, to understand fully our business and the terms of the notes, as well as some of the other considerations that may be important to you in making your investment decision. You should pay special attention to the “Risk Factors” section of this prospectus to determine whether an investment in the notes is appropriate for you.

Compagnie Générale de Géophysique-Veritas

We are a global participant in the geophysical seismic industry, as both a manufacturer of geophysical equipment and a provider of a wide range of services (including seismic data acquisition and related processing and interpretation software). Our operations are organized into two segments: Services and Equipment, in accordance with our internal reporting system, which we use to manage and measure our performance.

Our geophysical Equipment segment operates through our subsidiary Sercel, the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets.

Our geophysical Services segment comprises the following divisions:

•	marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	processing, imaging and reservoir: processing, imaging and interpretation of geophysical data, data management and reservoir studies for clients; and

•	multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis.

We had consolidated operating revenues of €2,186.1 million and €1,051.5 million and consolidated operating income of €67.2 million and €27.5 million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively. See “Summary Financial Information”.

We have more than 100 years of combined operating experience (through CGG and Veritas) and a recognized track record of technological leadership in the science of geophysics. We believe we are well placed to capitalize on the growing importance of seismic technology to enhance the exploration and production performance of our broad base of clients, which includes independent, international and national oil companies.

Compagnie Générale de Géophysique-Veritas is the parent company of the CGGVeritas group. We are a société anonyme incorporated under the laws of the Republic of France and operating under the French Commercial Code. Our registered office is at Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France.

Our Business

Our geophysical Services segment accounted for 72% and our geophysical Equipment segment accounted for 28% of our consolidated operating revenues for the year ended December 31, 2010 and for the six months ended June 30, 2011.

The following table sets forth our consolidated operating revenues by activity in millions of euros or dollars, as the case may be, and the percentage of consolidated operating revenues represented thereby, for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2011		2010		2009
	(in millions, except percentages)
Land contract	€171.2	16%	€286.9	13%	€274.2	12%
Marine contract	313.7	30%	585.2	27%	774.4	35%
Multi-client	126.8	12%	402.1	19%	370.2	17%
Processing, imaging and reservoir	146.3	14%	292.7	13%	289.6	13%

Total Services	758.1	72%	1,566.9	72%	1,708.4	77%
Equipment	293.4	28%	619.2	28%	524.8	23%

Total	€1,051.5	100%	€2,186.1	100%	€2,233.2	100%

We generate revenues (by location of customers) on a worldwide basis. For the year ended December 31, 2010, 27% of our consolidated operating revenues were from North America, 13% from South and Central Americas, 40% from Europe, Africa and the Middle East, and 20% from Asia Pacific. For the six months ended June 30, 2011, 21% of our consolidated operating revenues were from North America, 19% from South and Central Americas, 38% from Europe, Africa and the Middle East, and 22% from Asia Pacific.

The following table sets forth our consolidated operating revenues by region in millions of euros or dollars, as the case may be, and the percentage of consolidated operating revenues represented thereby, for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2011		2010		2009
	(in millions, except percentages)
North America	€217.2	21%	€584.5	27%	€501.5	22%
Central and South Americas	197.0	19%	296.1	13%	156.8	7%
Europe, Africa and Middle East	402.2	38%	866.8	40%	982.1	44%
Asia Pacific	235.0	22%	438.7	20%	592.8	27%

Total	€1,051.5	100%	€2,186.1	100%	€2,233.2	100%

Services

Land

Land seismic acquisition includes all seismic surveying techniques where the recording sensor is either in direct contact with, or in close proximity to, the ground. Our land business line offers integrated services, including the acquisition and on site processing of seismic data on land, in transition zones and on the ocean floor (seabed surveys). We undertake land surveys on both a contract and multi-client basis.

We are a significant land seismic acquisition contractor worldwide, including in North America, and particularly in difficult terrain. Land contract activities accounted for 13% of our consolidated operating revenues in 2010 and 16% of our consolidated operating revenues for the six months ended June 30, 2011.

Marine

We provide a full range of 3D marine seismic services, principally in the Gulf of Mexico, the North Sea and off the coasts of West Africa and Brazil, as well as in the Asia-Pacific region.

We undertake both contract and multi-client marine seismic surveys. Contract surveys generally provide for us to be paid a fixed fee per square kilometer of data acquired. When we acquire marine seismic data on a contract basis, the customer contracts to pay for and directs the scope and extent of the survey and retains ownership of the data obtained. In regions where there is extensive petroleum exploration, such as Brazil, the Gulf of Mexico, West Africa, the Mediterranean Sea and the North Sea, we also undertake multi-client surveys, in which we fund the survey ourselves and retain ownership of the seismic data. This enables us to provide multiple companies access to the data by way of license. As a result, we have the potential to obtain multiple and higher revenues, while our customers who license the data have the opportunity to pay lower prices. The capacity to both acquire and process marine seismic data is an important element of our overall strategy to maintain and develop our leading position in marine seismic data acquisition and processing.

Total marine contract accounted for 27% of our consolidated operating revenues in 2010 and 30% of our consolidated operating revenues in the six months ended June 30, 2011.

We currently operate a combined fleet of 18 vessels, including eight high-capacity 3D vessels (with 12 or more streamers), seven 3D vessels (with 7 to 10 streamers), and three small capacity 3D/2D vessels. The CGG Alizé, Oceanic Challenger, Symphony, Viking Vision, Viking Vanquish, Oceanic Endeavour (formerly named Geowave Endeavour) and Oceanic Vega are each capable of deploying at least twelve streamers simultaneously. Most of our high-capacity 3D vessels are equipped with Sentinel solid streamers, which offer numerous advantages over fluid- or gel-filled streamers, such as the ability to work in rougher seas and to record more desirable frequencies with less noise and less downtime and also eliminate the risk of oil spills due to damages to streamers. In 2010, we continued performance upgrades, equipping four more vessels, the Oceanic Vega, Veritas Viking II, Viking Vanquish and Oceanic Endeavour (formerly named Geowave Endeavour), with the Nautilus system allowing us to control the lateral positioning of the towed streamers.

Processing, Imaging and Reservoir

We provide seismic data processing and reservoir services through our network of data processing centers and reservoir teams located around the world. Operating revenues from our Processing, Imaging and Reservoir business line accounted for 13% of our consolidated operating revenues in 2010 and 14% of our consolidated operating revenues for the six months ended June 30, 2011.

We process seismic data acquired by our land and marine seismic acquisition crews as well as seismic data acquired by non-affiliated third parties. Marine seismic data has been a significant source of the growth in demand for our data processing services. In addition, we reprocess previously processed data using new techniques to improve the quality of seismic images.

Equipment

We conduct our equipment development and production operations through Sercel and its subsidiaries. We believe Sercel is the market leader in the development and production of seismic acquisition systems and specialized equipment in the land and offshore seismic markets. Sercel is operated as an independent division and makes most of its sales (82% for 2010 and 76% for the six months ended June 30, 2011) to purchasers other than CGGVeritas. Sercel currently operates five seismic equipment manufacturing facilities, located in Nantes and Saint Gaudens in France, Houston, Singapore and Alfreton in England. In China, Sercel operates through Sercel-JunFeng Geophysical Equipment Co Ltd (“JunFeng”), based in Hebei, China, in which Sercel acquired a 51% equity stake in 2004, and through Sercel Junfeng’s subsidiary Xian Sercel Petroleum Exploration Instrument Co. Ltd (“Xian Sercel”), which Sercel previously owned jointly with BGP and acquired full ownership of in November 2010. In addition, four sites in France (Toulouse, Les Ulis, Toulon and Brest) are dedicated to borehole tools, marine sources and submarine acoustic instrumentation, respectively.

Total Equipment activities accounted for 28% of our consolidated operating revenues in 2010 and in the six months ended June 30, 2011.

We estimate that Sercel’s market share in the seismic equipment market was approximately 60% as at both December 31, 2010 and June 30, 2011.

Industry Conditions

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, production development and field management activities. This spending depends in part on present and expected future oil and gas prices and the ability of our customers, particularly the small independent oil and gas companies, to secure financing for their projects. On the seismic supply side, decisions for capacity adjustments are based on estimates of demand for seismic services in the coming months (for land crews) or in the next two to three years (for marine seismic vessels). As a result, the supply and demand balance in seismic services is affected by decisions that were made up to three years earlier. These decisions are based on projected demand and companies’ actual expense levels for the exploration of oil and gas. In this context, we believe that the short-term outlook for the geophysical services sector, particularly the marine segment, is characterized by a continuing recovery in demand that will eventually satisfy the current market overcapacity and trigger a price increase. We also believe that this continuing recovery in demand will sustain the current investment level in seismic equipment. Our short-term outlook is based on the following market analyses:

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The strong recession experienced in geophysical services from mid-2008 to the end of 2009 led to a significant decrease in volume and prices, resulting in an overcapacity in marine and land seismic markets. At the end of 2009, there were clear signs that oil and gas companies would increase their exploration expenses, which would trigger a rebound in demand. Most seismic companies then accelerated the launch of new capacities or released vessels that had been removed from operation to anticipate the beginning of a new growth cycle. The Deepwater Horizon platform disaster in April 2010, which resulted in a huge oil spill in the Macondo oil field in the Gulf of Mexico, has severely reduced the demand for seismic studies in this part of the world. Demand in marine seismic grew elsewhere as expected, but not enough to offset the reduction in the number of vessels operating in the Gulf of Mexico. Consequently, a sustained imbalance between supply and demand continued through 2010 and prices stayed flat. Similarly, land seismic demand rebounded but without any effect on prices. This growth in volume has nevertheless benefited the equipment sector, both for marine equipment (with new vessels released into the market and upgrades of old vessels), and for land equipment (with an overall increase in the average number of channels per crew for denser acquisitions).

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In 2011, we expect that oil and gas companies, supported by sustained higher oil prices, will continue to grow their exploration and production expenses with a stronger emphasis on exploration, leading to increased demand for both marine and land seismic surveys. In marine seismic, we expect that the current overcapacity will begin to decrease in the second half of the year. We expect that the land seismic market will stay vigorous in our key regions, including in winter in North America. We believe that processing, imaging and reservoir activity will benefit from the global increased activity in marine and from subsalt or sub-basalt offshore exploration. Multi-client activity will continue to be closely linked to the schedule of the bid rounds, and to the evolution of new regulations and issuance of permits in the Gulf of Mexico.

In the longer term, we believe that the outlook for both the geophysical services sector and the geophysical equipment segment is fundamentally positive for a number of reasons:

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First, oil and gas companies (including both international and national oil companies) and the large oil and gas consuming nations have perceived a growing and potentially lasting imbalance between reserves and future demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in a higher growth in demand for hydrocarbons than had been anticipated, despite the recent economic downturn. In response to this growth, we expect that oil and gas companies will continue to increase their exploration and production investments in order to improve existing reservoir and regularly replace reserves.

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Second, we expect that the seismic services market will continue to benefit from this increased spending because seismic services are key components in both the search for new reserves (pure exploration (early cycle)) and the optimization of existing reservoirs (reservoir development, management and production (late cycle)). Significant technological developments in seismic equipment and services over the last decade have advanced the use of seismic technology in reservoir development and production, broadening its use over the lifecycle of reservoirs.

Each year, three to four million barrels of new oil have to be found in order to offset the declining rates of the existing reserves, and as such, in deeper and more and more complex geology. Gas production from shale rocks, where seismic studies are used to enhance the yield, has developed remarkably well in North America, and may expand to other continents. We expect these fundamental trends to continue to drive increased demand for high-end seismic equipment and services in the medium-term. We believe that we are in a strong position to benefit from these trends.

Our Strategy

We intend to continue to strengthen our competitive position in the global geophysical services and equipment markets by capitalizing on growth opportunities resulting from both the application of new technologies in every sector of the oil and gas business (from exploration to production and reservoir management) and from our worldwide presence.

To achieve this objective, we have adopted the following strategies:

Actively respond to the current market environment.

The volatile and adverse global market and economic conditions commencing in late 2008 and the decreased level of capital expenditures by oil and gas companies adversely affected demand for seismic products and services in 2009. Demand started to recover in 2010 as exploration expenses of oil and gas companies began to increase again. In response to market conditions, we focused on reducing costs across the organization. We adjusted our fleet capacity by decommissioning and removing vessels in 2009 and 2010 and by postponing to 2010 and 2011 the deliveries of the new builds ordered in 2007. In addition, to meet current and future market demand, in particular for increased streamers per vessel, we upgraded one vessel in 2010 and two vessels in the six months ended June 30, 2011. We plan to upgrade one additional vessel in 2012. See “Services — Marine Business Line — Marine Seismic Acquisition Fleet” contained in Item 4 of the Company’s Form 20-F for the year ended December 31, 2010 dated April 21, 2011.

In addition, we are taking a disciplined approach to capital spending in order to focus on our priority of free cash flow generation. We stabilized capital spending on our multi-client library in 2010 at a level that we plan to maintain in 2011. We are also maintaining strong research and development spending levels and further increasing our focus on leadership in advanced technology.

Focus on growth areas for geophysical services.

We believe that our proprietary equipment and software provide us with a competitive advantage in specific growth markets, such as data acquisition in transition zones and difficult terrain, where recent technological advances have made seismic acquisition more feasible. We intend to focus on developing our technological capabilities in emerging markets for geophysical services, such as reservoir appraisal and production monitoring. We also believe that we have unique experience and expertise in complex land seismic acquisition projects in both desert and arctic regions. Furthermore, we believe our geographic footprint will allow us to respond to the growing demand for seismic imaging and reservoir solutions.

We also intend to maintain our position in the marine and land seismic market for multi-client data by developing our multi-client data library. We believe that a strong position in this market segment enhances our global competitive position and may provide opportunities for continuing future sales. In developing our multi-client data library, we carefully select survey opportunities in order to maximize our return on investment. We also intend to apply the latest advances in depth imaging technology to a selected part of our existing library.

Given the growing importance of geophysics in reservoir characterization, we intend to further develop the synergies between our data processing and reservoir services. This approach places us in a better position to meet the requirements of our clients with an extensive range of integrated services. With the increasing use of wide-azimuth and high resolution surveys and the growing demand for advanced imaging capabilities, we also intend to increase our processing capability in developing disciplines, such as reservoir description and monitoring, including wide-azimuth, multi-component and 4D studies. We also plan to continue promoting and developing our dedicated processing centers within our clients’ offices and developing our regional centers. We opened our thirteenth dedicated processing center in September 2010 for Maersk Oil in Copenhagen.

We also intend to set up targeted partnerships through joint-ventures (JVs) in order to address specific market segments or to gain a privileged access to high potential local geographical markets. These include a JV with Gardline in the site survey segment established in May 2010, a JV with Petrovietnam Technical Services Corporation (PTSC) for the Vietnamese offshore market announced in December 2010, a JV with PT Elnusa Tbk (Elnusa) for the Indonesian offshore market announced in February 2011 and a JV with JSC Geotech Holding (Geotech) for the Russian offshore market announced in February 2011.

Develop technological synergies for products and capitalize on new generation equipment.

We believe Sercel is the leading manufacturer of land, marine and subsea geophysical equipment. We plan to continue developing synergies among the technologies available to Sercel and to capitalize fully on our position as a market leader. Through our research and development, we seek to improve existing products and maintain an active new product development program in all segments of the geophysical equipment market (land, marine and ocean-bottom).

Develop and utilize innovative technology.

The significant technological developments in seismic services over the last decade have produced a marked change in the sector. The development of 4D and wide-azimuth techniques (providing time lapse views and enhanced illumination of the reservoir as well as improved image resolution) now allows operators to better locate and monitor reservoir performance. This possibility broadens the use of seismic techniques from pure exploration (early cycle) into a tool for reservoir development, management and production (late cycle). Importantly, these techniques require more vessel time than traditional data acquisition. For example, three to six times more vessel time is required to shoot wide-azimuth data than is required for traditional 3D.

Launching BroadSeis was our main technological event in 2010. This technique improves considerably the quality of data acquired by streamers by widening the range of recorded frequencies. When less attenuated, low frequencies allow for clearer images much deeper into the earth, whereas high frequencies enhance the image resolution at a level never attained before. BroadSeis relies on the combination of three differentiation factors developed by us: (i) the Sercel solid streamer, the most quiet in the market; (ii) an original acquisition set-up based on a specific positioning of streamers at variable depth in water; and (iii) innovative processing algorithms that are adapted to this specific acquisition configuration. Patent applications have been filed for the different components to ensure we maintain exclusive rights over this technique. Around ten test acquisitions were carried out in 2010, most of them in association with customers, which we believe indicates a real interest for this new technology. The industrialization phase of BroadSeis will now enable us to quickly expand the use of this process, which will be a key differentiation factor for our marine acquisition business in 2011.

We believe that growth in demand for geophysical services will continue to be driven in part by the development of new technologies. The industry is increasingly demanding clearer seismic imaging and better visibility, particularly underneath salt layers. We expect multi-azimuth, wide azimuth, multi-component (3C/4C) surveys and time-lapse (4D) surveys to become increasingly important for new production-related applications, particularly in the marine sector, and expect specialized recording equipment for difficult terrain to become more important in land seismic data acquisition, particularly in transition zones, shallow water and arctic areas. We believe that to remain competitive, geophysical services companies will need to combine advanced data acquisition technology with consistently improving processing capacity in order to reduce further delivery times for seismic services.

Our strategy is to continue our high level of investment in research and development to reinforce our technological leadership. We also intend to take advantage of our full range of integrated services to enhance our position as a market leader in:

•	land and transition zone seismic data acquisition systems and know-how;

•	innovative marine and seabed acquisition systems and services;

•	seismic data processing and reservoir services; and

•	manufacturing of land, marine and subsea data acquisition equipment.

Emphasize client service.

We believe it is important to operate in close proximity to our clients to develop a better understanding of their individual needs and to add measurable value to their business processes. We respond to these needs by creating new products or product enhancements that improve the quality of data and reduce the data delivery time to clients. We believe that our regional multi-client and dedicated data processing centers in our clients’ offices provide us with an advantage in identifying contract opportunities, optimizing service to clients and developing products responsive to new market demands, such as seismic techniques applied to reservoir management. We believe that we are well positioned to benefit from the industry trend towards increased outsourcing. This trend is leading oil and gas companies to place greater emphasis on relationships and service quality (including health, safety and protection of the environment) in their selection of third party service providers, including geophysical services providers.

Provide integrated services.

We are committed to providing clients with a full array of seismic data services, from acquisition and processing to data interpretation and management. We believe that integration of compatible technology and equipment increases the accuracy of data acquisition and processing, enhances the quality of our client service and thereby improves productivity in oil and gas exploration and production. Our clients increasingly seek integrated solutions to better evaluate known reserves and improve the ratio of recoverable hydrocarbons from producing fields. We are continuing to develop our ability to provide geosciences solutions through a combination of various exploration and production services, including technical data management, reservoir characterization and interpretation of well information.

Develop well-positioned data libraries.

We intend to take advantage of our recent vintage, well-positioned seismic data libraries and will capitalize on our strong experience in the wide azimuth technology. The industry’s growing interest in wide-azimuth technology to explore complex geological environments has translated into high pre-funding levels for our Walker Ridge, Green Canyon, Garden Banks and Three Corners surveys in the Gulf of Mexico. Onshore, our land library offers additional potential in North America, particularly in the shale gas. Our seismic data library is a strength in a market where a global library portfolio is increasingly attractive to clients.

Develop reservoir applications.

Historically, seismic data was mainly used by oil and gas companies for exploration purposes and later became a recognized tool for field development and reservoir management. We are now progressively extending our core business towards compiling and analyzing seismic data of existing reservoirs. Through high-resolution images and our expertise in 4D seismic and permanent monitoring, we aim to assist hydrocarbon producers in better characterizing and predicting the static properties and dynamic behavior of their reservoirs.

Enhance our cash liquidity position.

We are also taking steps to enhance our cash liquidity position, increase our flexibility under our credit facilities, extend our existing debt maturities, and bolster our balance sheet in an uncertain global economic environment. To those ends, we redeemed U.S.$460 million aggregate principal amount of our 7 1/2% Senior Notes due 2015 on March 1, 2011 with the proceeds of our OCEANE convertible bonds and redeemed the remaining U.S.$70 million aggregate principal amount of the 7 1/ 2% Senior Notes due 2015 on June 30, 2011 with a portion of the proceeds we received from the outstanding notes.

In addition, we amended our U.S. senior facilities on July 15, 2010 and we amended our French revolving facility on November 4, 2010. These amendments increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, and extended some of our debt maturities. In consideration of these additional amendments, we increased by 100 points basis the applicable percentage for borrowings under the tranche of the U.S. senior facilities whose maturity was extended and we increased the applicable percentage for borrowing under the French revolving facility by 25 basis points (which may be further adjusted based on our corporate ratings). See “Description of Certain Indebtedness”.

We used a portion of the proceeds of the outstanding notes to repay in full the term loan B facility under our U.S. senior facilities.

SUMMARY OF THE EXCHANGE OFFER

On May 31, 2011, we completed a private offering of the outstanding notes outside the United States in reliance on Regulation S under the Securities Act and to certain qualified institutional buyers within the United States in reliance on Rule 144A under the Securities Act. We entered into a registration rights agreement with the initial purchasers in the private offering of the outstanding notes in which we agreed to deliver to you this prospectus and to complete the exchange offer within 210 days after the date we issued the outstanding notes. You are entitled to exchange in the exchange offer your outstanding notes for new notes with substantially identical terms.

You should read the discussion under the headings “— Summary of the Terms of the New Notes” beginning on page 12 and “Description of the Notes” beginning on page 55 for further information regarding the new notes.

We summarize the terms of the exchange offer below. You should read the discussion under the heading “The Exchange Offer” beginning on page 46 for further information regarding the exchange offer and resale of the new notes.

The Exchange Offer	We are offering to exchange up to U.S.$650 million aggregate principal amount of new notes for up to U.S.$650 million aggregate principal amount of the outstanding notes. Outstanding notes may be exchanged only in integral multiples of U.S.$1,000.

Expiration Date	The Exchange Offer will expire at 5:00 p.m., New York City time, on November 18, 2011, or such later date and time to which we extend it.

Withdrawal of Tenders	You may withdraw your tender of outstanding notes prior to the expiration date, unless previously accepted for exchange. We will return to you, without charge, promptly after the expiration or termination of the exchange offer any outstanding notes that you tendered but that were not accepted for exchange.

Conditions to the Exchange Offer	We will not be required to accept outstanding notes for exchange if the exchange offer would be unlawful or would violate any interpretation of the staff of the Commission. The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered. Please read the section “The Exchange Offer — Conditions to the Exchange Offer” beginning on page 48 for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	If your outstanding notes are held through The Depository Trust Company (“DTC”) and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal. By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new note you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•

if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate”, as defined in Rule 405 of the Securities Act, nor a broker-dealer tendering outstanding notes acquired directly from us for your own account.

Special Procedures for Beneficial Owners	If you own a beneficial interest in outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender the outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and cannot comply, prior to the expiration date, with the applicable procedures under the automated tender program of DTC, you must tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures” beginning on page 52.

Certain U.S. Federal Income Tax Considerations	The exchange of outstanding notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. Please read “Certain U.S. Federal Income Tax Consequences of the Exchange Offer” beginning on page 102.

Use of Proceeds	We will not receive any cash proceeds from the issuance of new notes.

The Exchange Agent

We have appointed The Bank of New York Mellon as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Mail, Overnight Delivery or Delivery By Hand:

The Bank of New York Mellon, as Exchange Agent

Bank of New York Mellon Corporation

Corporate Trust Operations

Reorganization Unit

101 Barclay Street - 7 East

New York, NY 10286

Attention: Mr. William Buckley

Telephone: +1(212) 815-5788

The Bank of New York Mellon, in each of its capacities including, but not limited to, Trustee, Principal Paying Agent, Registrar and exchange agent, has not participated in the preparation of this prospectus and assumes no responsibility for its content.

Right Under Registration Rights Agreement	If we fail to complete the exchange offer as required by the registration rights agreement, we will be obligated to pay liquidated damages to holders of the outstanding notes. Please read “Outstanding Notes Registration Rights Agreement” beginning on page 98 for more information regarding your rights as a holder of outstanding notes.

Listing	Application has been made for the new notes to be listed on the Euro MTF market of the Luxembourg Stock Exchange.

Governing Law	New York.

Trustee and Principal Paying Agent	The Bank of New York Mellon.

Luxembourg Paying Agent	Dexia Banque Internationale à Luxembourg.

SUMMARY OF THE TERMS OF THE NEW NOTES

Securities Offered	U.S.$650,000,000 aggregate principal amount of 6 1/2% Exchange Senior Notes due 2021.

Maturity	June 1, 2021.

Interest Payment Dates	We will pay interest on the notes semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2011.

Guarantees	Initially, the notes will be guaranteed on a senior unsecured basis by CGGVeritas Services Holding B.V., CGGVeritas Services (UK) Holding B.V., CGGVeritas Services Holding (U.S.) Inc., CGGVeritas Land (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Alitheia Resources Inc., CGG Canada Services Ltd. and CGG Marine Resources Norge A/S (the “Services Guarantors”), and Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. (the “Equipment Guarantors”, and together with the Services Guarantors, the “Initial Guarantors”). Our other subsidiaries, including CGGVeritas Services (Norway), will not initially guarantee the notes and, in certain circumstances, we may elect to have certain guarantors released from their guarantees of the notes.

The Services Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €594.2 million of revenues, €57.3 million of operating income and €713.0 million of net income in the year ended December 31, 2010 and held €4,877.4 million of total assets before consolidation entries as at December 31, 2010. The Services Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €210.6 million of revenues, €12.8 million of operating income and €116.9 million of net income in the six month period ended June 30, 2011 and held €4,930.3 million of total assets before consolidation entries as at June 30, 2011.

The Equipment Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €389.2 million of revenues, €101.2 million of operating income and €74.8 million of net income in the year ended December 31, 2010 and held €350.1 million of total assets before consolidation entries as at December 31, 2010. The Equipment Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €208.8 million of revenues, €61.2 million of operating income and €42.0 million of net income in the six month period ended June 30, 2011 and held €226.6 million of total assets before consolidation entries as at June 30, 2011.

Ranking

The notes will be our senior unsecured obligations, ranking equally in right of payment with all our other existing and future senior unsecured indebtedness, including our other senior notes, and senior in right of payment to all our existing and future subordinated indebtedness. The notes and the subsidiary guarantees will be effectively subordinated to all our secured obligations and all secured obligations of the subsidiaries that guarantee the notes, including any indebtedness under the revolving facility of our U.S. senior facilities or under the French revolving facility, to the extent of the value of the collateral. In addition, the notes will be effectively subordinated to all current and future indebtedness and other obligations, including trade payables, of our subsidiaries that do not guarantee the notes. As of June 30, 2011, we had €159 million of outstanding indebtedness, including accrued interest, effectively senior to the notes, of which €129 million was secured. The indenture permits us and our subsidiaries to incur additional indebtedness (including additional secured indebtedness), subject to certain conditions. See “Description of Certain Indebtedness”.

Optional Redemption	We may redeem all or a part of the notes at any time on or after June 1, 2016 at the redemption prices described in this prospectus. We may redeem up to 35% of the aggregate principal amount of the notes prior to June 1, 2014 using the proceeds of certain equity offerings. At any time prior to June 1, 2016, we may redeem all or part of the notes at a redemption price equal to 100% of the principal amount of the notes plus the applicable premium described in this prospectus.

Change of Control	If we undergo a change of control, each holder may require us to repurchase all or a portion of the notes held by such holder at 101% of the principal amount thereof, plus accrued and unpaid interest.

Redemption for Changes in Tax Law	We will be required to pay additional amounts to the holders of the notes to compensate them for any amounts deducted from payments to them in respect of the notes on account of certain taxes and other governmental charges. If we become obliged to pay such additional amounts as a result of a change in law, the notes will be subject to redemption, in whole but not in part, at our option at a price equal to 100% of the principal amount of the notes.

Certain Covenants and Events of Default	The indenture governing the notes contains certain covenants and events of default that, among other things, limit our ability and that of certain of our subsidiaries to:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or redeem subordinated indebtedness prior to its maturity;

•	create or incur certain liens;

•	create or incur restrictions on the ability to pay dividends or make other payments to us;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

All of these limitations are subject to a number of important qualifications and exceptions. In addition, the starting dates for the calculation of the availability under the various “baskets” relating to restricted payments are the same as those under the indentures governing our existing senior notes, namely either January 1, 2005 or April 28, 2005 (depending on the particular basket).

If at any time the notes receive ratings of BBB- or higher from Standard & Poor’s Ratings Services (“Standard & Poor’s”) and Baa3 or higher from Moody’s Investors Service, Inc. (“Moody’s”), and no default or event of default has occurred and is continuing, certain restrictions, covenants and events of default will cease to be applicable to the notes for so long as the notes maintain such ratings.

For further information regarding the new notes, see “Description of the Notes”.

Principal Executive Office

Our headquarters are located at Tour Maine-Montparnasse, 33 avenue du Maine, BP 191, 75755 Paris Cedex 15, France, and our telephone number is +33 1 64 47 45 00.

Risk Factors

See “Risk Factors” beginning on page 19 for a discussion of certain factors to be considered in connection with an investment in the new notes.

SUMMARY FINANCIAL INFORMATION

The following summary historical consolidated financial information as at and for the three years ended December 31, 2010 is derived from our consolidated audited financial statements, which were audited by Ernst & Young et Autres and Mazars and are included in our 2010 annual report incorporated by reference in this prospectus. The following summary financial information as at and for the six month periods ended June 30, 2011 and 2010 is unaudited and is derived from our unaudited financial statements included in our current report on Form 6-K submitted to the Commission on July 29, 2011 and incorporated by reference in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations for the interim periods presented below are not necessarily indicative of the results for the full fiscal year.

The summary financial data included below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements included elsewhere or incorporated by reference in this prospectus and “Item 5: Operating and Financial Review and Prospects” in our 2010 annual report incorporated by reference in this prospectus and “Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our current report on Form 6-K submitted to the Commission on July 29, 2011 and incorporated by reference in this prospectus. Our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

	As at and for the six months ended June 30,		As at and for the year ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)	(unaudited)
	(in millions of euros except for per share data and ratios)
Statement of operations data:
Operating revenues	1,051.5	996.0	2,186.1	2,233.2	2,602.5
Other income from ordinary activities	1.2	1.6	3.3	7.5	1.7
Total income from ordinary activities	1,052.7	997.6	2,189.4	2,240.7	2,604.2
Cost of operations	(909.9)	(791.8)	(1,746.3)	(1,710.5)	(1,722.5)
Gross profit	142.8	205.8	443.1	530.2	881.7
Research and development expenses, net	(27.0)	(28.1)	(57.0)	(62.1)	(43.8)
Marketing and selling expenses	(28.6)	(30.8)	(61.7)	(60.6)	(59.5)
General and administrative expenses	(68.1)	(96.5)	(168.4)	(182.7)	(196.6)
Other revenues (expenses), net	8.4	4.4	(88.8)	(167.8)	(36.4)
Impairment of goodwill	—	—	—	(217.6)	(4.8)
Operating income	27.5	54.8	67.2	(160.6)	540.6
Expenses related to financial debt	(68.7)	(51.7)	(107.9)	(107.7)	(93.0)
Income provided by cash and cash equivalents	0.9	1.4	2.4	2.5	9.2
Cost of financial debt, net	(67.8)	(50.3)	(105.5)	(105.2)	(83.8)
Other financial income (loss)	(13.1)	15.3	8.5	(11.2)	(11.5)
Income (loss) of consolidated companies before income taxes	(53.4)	19.8	(29.8)	(277.0)	445.3
Deferred taxes on currency translation	4.5	(2.5)	(6.6)	5.0	(7.8)
Other income taxes	(9.6)	(8.6)	(6.9)	4.8	(100.5)
Total income taxes	(5.1)	(11.1)	(13.5)	9.8	(108.3)
Net income (loss) from consolidated companies	(58.5)	8.7	(43.3)	(267.2)	337.0
Share of income (loss) in companies accounted for under equity method	5.5	(2.1)	(0.7)	8.3	3.0

	As at and for the six months ended June 30,				As at and for the year ended December 31,
	2011		2010		2010		2009		2008
	(unaudited)		(unaudited)
	(in millions of euros except for per share data and ratios)
Net income (loss)	(53.0)		6.6		(44.0)		(258.9)		340.0
Attributable to:
Shareholders	(58.0)		0.4		(54.6)		(264.3)		332.8
Non-controlling interests	5.0		7.0		10.6		5.4		7.2
Net income (loss) per share:
Basic(1)	(0.38)		—		(0.36)		(1.75)		2.41
Diluted(2)	(0.38)		—		(0.36)		(1.75)		2.39

Balance sheet data:
Cash and cash equivalents	359.9		360.1		335.9		480.3		516.9
Working capital(3)	371.0		505.4		508.2		393.5		458.0
Property, plant & equipment, net	828.1		759.8		781.7		677.7		822.4
Multi-client surveys, net	412.0		602.8		451.2		469.1		535.6
Goodwill	1,865.9		2,184.4		2,012.0		1,868.1		2,055.1
Total assets	4,966.8		5,521.8		5,324.4		4,921.2		5,634.2
Gross financial debt(4)	1392.5		1,543.1		1,485.6		1,399.0		1,546.0
Shareholders’ equity	2,612.9		3,060.0		2,812.1		2,661.3		2,960.1

Other financial historical data and other ratios:
EBITDAS(5)	222.2		253.7		596.2		658.9		1,058.4
Capital expenditures (property, plant & equipment)(6)	111.8		86.4		210.4		170.1		155.4
Capital expenditures for multi-client surveys	63.6		128.0		219.3		229.3		343.4
Net financial debt(7)	1,032.6		1,183.0		1,149.7		918.7		1,029.1
Gross financial debt(4)/EBITDAS(5)	6.3	x	6.1	x	2.5	x	2.1	x	1.5	x
Net financial debt(7)/EBITDAS(5)	4.6	x	4.7	x	1.9	x	1.4	x	1.0	x
EBITDAS(5)/Cost of financial debt, net	3.3	x	5.0	x	5.7	x	6.3	x	12.6	x
Ratio of earnings to fixed charges	0.2	x	1.4	x	0.7	x	(1.6x	)	5.8	x

Notes:

(1)	Basic per share amounts have been calculated on the basis of 151,684,340 and 151,275,968 weighted average outstanding shares for the six months ended June 30, 2011 and 2010, respectively. Basic per share amounts have been calculated on the basis of 151,342,529, 150,864,476 and 137,910,388 weighted average outstanding shares in 2010, 2009 and 2008, respectively. Basic per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008.
(2)	Diluted per share amounts have been calculated on the basis of 151,684,340 and 151,275,968 weighted average outstanding shares for the six months ended June 30, 2011 and 2010, respectively. Diluted per share amounts have been calculated on the basis of 151,342,529, 158,864,476 and 139,064,883 weighted average outstanding shares in 2010, 2009 and 2008, respectively. Diluted per share amounts before 2008 have been restated in order to reflect our five for one stock split effective as of June 3, 2008.
(3)	“Working capital” is defined as net trade accounts and notes receivable, net inventories and work-in-progress, tax assets, other current assets and assets held for sale less trade accounts and notes payable, accrued payroll costs, income tax payable, advance billings to customers, deferred income, current provisions and other current liabilities.
(4)	“Gross financial debt” is defined as bank overdrafts plus current portion of financial debt plus financial debt.
(5)

“EBITDAS” is defined as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and similar measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
(6)	“Capital expenditures” is defined as purchases of property, plant and equipment plus equipment acquired under capital lease and suppliers of fixed assets.
(7)	“Net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

RISK FACTORS

An investment in the notes involves risks. Before investing in the notes, you should carefully consider the following risk factors and all information contained in this prospectus. Additional risks and uncertainties of which we are not aware or that we believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operations or prospects. If any of these events occur, our business, financial condition, liquidity, results of operations or prospects could be materially and adversely affected. If that happens, we may not be able to pay interest or principal on the notes when due and you could lose all or part of your investment.

Risks related to our business

Current economic uncertainty and the volatility of oil and natural gas prices could have a significant adverse effect on our financial condition, our results of operations, our cash flows and our ability to borrow.

Global market and economic conditions are uncertain and volatile. In the past, economic contractions and uncertainty have weakened demand and lowered prices for oil and natural gas, resulting in a reduction in the levels of exploration for hydrocarbons and demand for our products and services. See “Risks related to our industry — The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.”

Uncertainty about the global economy has had and is likely to continue to have a significant adverse impact on commercial performance and financial condition of many companies, which may affect some of our customers and suppliers. The current economic climate may lead customers to cancel or delay orders or leave suppliers unable to provide goods and services as agreed. These developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

It is difficult to predict how long the current economic conditions will persist, whether they will deteriorate further, and which of our products and services will be adversely affected. We may have impairment losses as events or changes in circumstances occur which reduce the fair value of an asset below its carrying amount. As a result, these conditions could adversely affect our financial condition and results of operations, and we may be subject to increased disputes and litigation because of these events and issues.

Turmoil in the credit markets, such as was experienced in recent periods, could also adversely affect us and our customers. Limited access to external funding has in the past caused some customers to reduce their capital spending to levels supported by their internal cash flow. Some companies have found their access to liquidity constrained or subject to more onerous terms. In this context, there can be no assurance that our customers will be able to borrow money on a timely basis or on reasonable terms, which could have a negative impact on their demand for our products, and impair the ability of our customers to pay us for our products and services on a timely basis, or at all.

In addition, the potential impact on the liquidity of major financial institutions may limit our ability to fund our business strategy through borrowings under either existing or new debt facilities in the public or private markets and on terms we believe to be reasonable. Persistent volatility in the financial markets could have a material adverse effect on our ability to refinance all or a portion of our indebtedness and to otherwise fund our operational requirements. See “Risks related to our indebtedness — To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.”

We are subject to risks related to our international operations that could harm our business and results of operations.

With operations worldwide, including in emerging markets, our business and results of operations are subject to various risks inherent in international operations. These risks include:

•

Instability of foreign economies and governments, which can cause investment in capital projects by our potential clients to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

•	Risks of war, uprisings, riots, terrorism and civil disturbance, which can make it unsafe to continue operations, adversely affect both budgets and schedules and expose us to losses;

•	Risk of piracy, which may result in the delay or termination of customer contracts in affected areas;

•	Seizure, expropriation, nationalization or detention of assets, renegotiation or nullification of existing contracts;

•	Foreign exchange restrictions, import/export quotas, sanctions and other laws and policies affecting taxation, trade and investment; and

•

Availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy that limit the importation of qualified crew members or specialized equipment in areas where local resources are insufficient.

We are exposed to these risks in all of our foreign operations to some degree, and such exposure could be material to our financial condition and results of operations in emerging markets where the political and legal environment is less stable.

We cannot assure you that we will not be subject to material adverse developments with respect to our international operations or that any insurance coverage we have will be adequate to compensate us for any losses arising from such risks.

Revenue generating activities in certain foreign countries may require prior United States government approval in the form of an export license and may otherwise be subject to tariffs and import/export restrictions. These laws can change over time and may result in limitations on our ability to compete globally. In addition, non-U.S. persons employed by our separately incorporated non-U.S. entities may conduct business in some foreign jurisdictions that are subject to U.S. trade embargoes and sanctions by the U.S. Office of Foreign Assets Control, including Cuba, Iran, Sudan and Syria, which have been designated by the U.S. government as state sponsors of terrorism. We have typically generated revenue in these countries through the performance of marine surveys, the provision of data processing and reservoir consulting services and the sale of software licenses and software maintenance. We have current and ongoing relationships with customers in these countries. We have procedures in place to conduct these operations in compliance with applicable U.S. laws. However, failure to comply with U.S. laws on equipment and services exports could result in material fines and penalties and damage to our reputation. In addition, our presence in these countries could reduce demand for our securities among certain investors.

Certain of our clients and certain tax, social security or customs authorities may request that we or certain of our subsidiaries post performance bonds or guarantees issued by banks or insurance companies, including in the form of stand-by letters of credit, in order to guarantee our legal or contractual obligations. We cannot assure you that we will be able to provide these bonds or guarantees in the amounts or durations required or for the benefit of the necessary parties. Our failure to comply with these requests could reduce our capacity to conduct business or perform our contracts. In addition, if we do provide these bonds or guarantees, our clients or the relevant authorities may call them under circumstances that we believe to be improper, and we may not be able to challenge such actions effectively in local courts.

We and certain of our subsidiaries and affiliated entities also conduct business in countries where there is government corruption. We are committed to doing business in accordance with all applicable laws and our codes of ethics, but there is a risk that we, our subsidiaries or affiliated entities or their respective officers, directors, employees or agents may act in violation of our codes and applicable laws, including the Foreign Corrupt Practices Act of 1977 or any laws enforced by the U.S. Office of Foreign assets control. Any such violations could result in substantial civil and criminal penalties and might materially adversely affect our business and results of operations or financial condition.

We are subject to certain risks related to acquisitions, and these risks may materially adversely affect our business, financial condition and operating results.

In the past we have grown by acquisitions, some of which, such as the merger with Veritas in 2007 or the acquisition of Wavefield in 2008, were quite significant. Such transactions, whether completed, pending or likely to be completed in the future, present various financial and management-related risks that can be material, such as integration of the acquired businesses in a cost-effective manner; implementation of a combined business strategy; diversion of management’s attention; outstanding or unforeseen legal, regulatory, contractual, labor or other issues arising from the acquisitions; additional capital expenditure requirements; retention of customers; combination of different company and management cultures; operations in new geographic markets; the need for more extensive management coordination; and retention, hiring and training of key personnel. Should any of these risks associated with acquisitions materialize, they could have a material adverse effect on our business, financial condition and results of operations.

We may need to write down goodwill from our balance sheet.

We have been involved in a number of business combinations in the past, leading to the recognition of large amounts of goodwill on our balance sheet. Goodwill on our balance sheet totaled €2,012.0 million as of December 31, 2010 and €1,865.9 million as of June 30, 2011. Goodwill is allocated to cash generating units (“CGUs”) as described in note 11 to our consolidated financial statements for the year ended December 31, 2010 incorporated by reference in this prospectus. The recoverable amount of a CGU is estimated at each balance sheet date and is generally determined on the basis of a group-wide estimate of future cash flows expected from the CGU in question. The estimate takes into account, in particular, the removal from service of certain assets used in our business (such as decommissioning or coldstacking vessels) or any significant underperformance in cash generation relative to previously expected results, which may arise, for example, from the underperformance of certain assets, a deterioration in industry conditions or a decline in the economic environment. At each balance sheet date, if we expect that a CGU’s recoverable amount will fall below the amount of goodwill recorded on the balance sheet, we may write down that goodwill in part or in whole. Such a write-down would not in itself have an impact on cash flow, but could have a substantial negative impact on our operating income and net income, and as a result, on our shareholders’ equity and net debt/equity ratio.

We invest significant amounts of money in acquiring and processing seismic data for multi-client surveys and for our data library without knowing precisely how much of the data we will be able to sell or when and at what price we will be able to sell the data.

We invest significant amounts of money in acquiring and processing seismic data that we own. By making such investments, we are exposed to the following risks:

•

We may not fully recover the costs of acquiring and processing the data through future sales. The amounts of these data sales are uncertain and depend on a variety of factors, many of which are beyond our control. In addition, the timing of these sales is unpredictable, and sales can vary greatly from period to period. Additionally, each of our individual surveys has a limited book life based on its location, so a particular survey may be subject to significant amortization even though sales of licenses associated with that survey are weak or non-existent, thus reducing our profits.

•

Technological or regulatory changes or other developments could also materially adversely affect the value of the data. Regulatory changes that affect the ability of our customers to develop exploration programs (such as limitation on drillings), either generally or in a specific location where we have acquired seismic data, could materially adversely affect the value of the seismic data contained in our library. Technology changes could also make existing data obsolete.

•

The value of our multi-client data could be significantly adversely affected if any material adverse change occurs in the general prospects for oil and gas exploration, development and production activities in the areas where we acquire multi-client data or more generally.

•

Any reduction in the market value of such data will require us to write down its recorded value, which could have a material adverse effect on our results of operations. In the fourth quarter of 2010, we recorded an impairment loss of €70.4 million (U.S.$94 million) on the Gulf of Mexico narrow-azimuth library further to the Macondo oil field spill and on the Canadian land library as a result of the medium-term perspectives of the North American conventional gas market.

Our results of operations may be significantly affected by currency fluctuations.

We derive a substantial portion of our revenues from international sales, subjecting us to risks relating to fluctuations in currency exchange rates. Our revenues and expenses are mainly denominated in U.S. dollars and euros, and to a significantly lesser extent, in Canadian dollars, Brazilian reais, Australian dollars, Norwegian kroner and British pounds. Historically, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and will have in the future a significant effect upon our results of operations, which are reported in euros. For financial reporting purposes, depreciation of the U.S. dollar against the euro will negatively affect our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a decreased value. Moreover, and in addition to the impact of the conversion of the U.S. dollar at a decreased value, since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, the depreciation of the U.S. dollar against the euro harms our competitive position against companies whose costs and expenses are denominated to a greater extent in U.S. dollars. While we attempt to reduce the risks associated with such exchange rate fluctuations through our hedging policy we cannot assure you that we will maintain our profitability level or that fluctuations in the values of the currencies in which we operate will not materially adversely affect our future results of operations. As of the date of this prospectus, our annual fixed expenses in euros are equal to approximately €400 million and as a consequence, an unfavorable variation of U.S.$0.1 in the exchange rate between the U.S. dollar and the euro would reduce our operating income and our shareholders’ equity by approximately U.S.$40 million. As of June 30, 2011 we and our subsidiaries whose functional currency is the euro had dollar-denominated assets and liabilities of U.S.$2,407 million and U.S.$2,397 million, respectively. Our net balance sheet exchange rate exposure was thus U.S.$10 million before hedging and, after taking into account hedging arrangements of U.S.$41 million, our dollar-denominated liabilities exceeded our dollar-denominated assets by U.S.$31 million. As a result of our compliance with IAS 12 (Income Taxes), our results of operation are also exposed to the effect of exchange rate variations on our deferred tax amounts when the functional currency for an entity that owns an asset is not the same as the currency used for taxation purposes.

Our working capital needs are difficult to forecast and may vary significantly, which could result in additional financing requirements that we may not be able to meet on satisfactory terms, or at all.

It is difficult for us to predict with certainty our working capital needs. This difficulty is due primarily to working capital requirements related to the marine seismic acquisition business and related to the development and introduction of new lines of geophysical equipment products. For example, under specific circumstances, we may have to extend the length of payment terms we grant to customers or may increase our inventories substantially. We may therefore be subject to significant and rapid increases in our working capital needs that we may have difficulty financing on satisfactory terms, or at all, due notably to limitations in our debt agreements.

Our results of operations may be affected by fluctuations in fuel costs.

Our marine acquisition business, with a fleet of 18 seismic vessels, generates significant fuel costs, which we estimate will be approximately U.S.$200 million for 2011 based on a budget assumption of the price of crude oil at U.S.$90 per barrel. Fuel costs can vary significantly depending on the supply location, local regulations and the price per barrel of crude oil at a given time. Only a portion of this variation can be contractually charged to or negotiated with the client. We therefore estimate that an increase by U.S.$10 of the average annual price per barrel of crude oil would trigger an increase of our fuel costs resulting in a negative impact of approximately U.S.$15 million on our operating income.

Technological changes and new products and services are frequently introduced in the market, and our technology could be rendered obsolete by these introductions, or we may not be able to develop and produce new and enhanced products on a cost-effective and timely basis.

Technology changes rapidly in the seismic industry, and new and enhanced products are frequently introduced in the market for our products and services, particularly in our equipment manufacturing and data processing and geosciences sectors. Our success depends to a significant extent upon our ability to develop and produce new and enhanced products and services on a cost-effective and timely basis in accordance with industry demands. While we commit substantial resources to research and development, we may encounter resource constraints or technical or other difficulties that could delay the introduction of new and enhanced products and services in the future. In addition, the continuing development of new products risks making our older products obsolete. New and enhanced products and services, if introduced, may not gain market acceptance and may be materially adversely affected by technological changes or product or service introductions by one of our competitors.

We depend on proprietary technology and are exposed to risks associated with the misappropriation or infringement of that technology.

Our ability to maintain or increase prices for our products and services depends in part on our ability to differentiate the value delivered by our products and services from those delivered by our competitors. Our proprietary technology plays an important role in this differentiation. We rely on a combination of patents, trademarks and trade secret laws to establish and protect our proprietary technology. Patents last up to 20 years, depending on the date of filing and the protection accorded by each country. In addition, we enter into confidentiality and license agreements with our employees, customers and potential customers which limit access to and distribution of our technology. However, actions that we take to protect our proprietary rights may not be adequate to deter the misappropriation or independent third-party development of our technology. We are currently engaged in litigation in the United States in respect of digital sensor (DSU) technology used in several of Sercel’s seismic data acquisition products. See “Legal Proceedings” contained in Item 4 of the Company’s Form 20-F for the year ended December 31, 2010 dated April 21, 2011. Although we do not believe that any current litigation involving our intellectual property rights or the intellectual rights of others will have a material impact on us, such litigation may take place in the future. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as either the laws of France or the laws of the United States, which may limit our ability to pursue third parties that misappropriate our proprietary technology.

The nature of our business subjects us to significant ongoing operating risks for which we may not have adequate insurance or for which we may not be able to procure adequate insurance on acceptable terms, if at all.

We are exposed to significant ongoing operating risks:

•

Our seismic data acquisition activities, particularly in deepwater marine areas, are often conducted under harsh weather and other hazardous operating conditions, including the detonation of dynamite. These operations are subject to the risk of downtime or reduced productivity, as well as to the risks of loss to property and injury to personnel resulting from fires, accidental explosions, mechanical failure, spills, collisions, stranding, ice floes, high seas and natural disasters. In addition to losses caused by human errors and accidents, we may also be subject to losses resulting from, among other things, war, terrorist activities, piracy, political instability, business interruption, strikes and weather events;

•	Our extensive range of seismic products and services exposes us to litigation and legal proceedings including those related to product liability, personal injury and contract liability; and

•

We produce and sell highly complex products and we cannot assure you that our extensive product development, manufacturing controls and testing will be adequate and sufficient to detect all defects, errors, failures, and quality issues that could affect our customers and result in claims against us or result in order cancellations or delays in market acceptance.

We have put in place insurance coverage against operating hazards, including product liability claims and personal injury claims, damage, destruction or business interruption related to our equipment, data processing centers, manufacturing centers and other facilities to the extent deemed prudent by our management and in amounts we consider appropriate in accordance with industry practice. Whenever possible, we obtain agreements from customers that limit our liability.

However, we cannot assure you that the nature and amount of insurance will be sufficient to fully indemnify us against liabilities arising from pending and future claims or that our insurance coverage will be adequate in all circumstances or against all hazards, and that we will be able to maintain adequate insurance coverage in the future at commercially reasonable rates or on acceptable terms.

Disruptions to our supply chain may adversely affect our ability to deliver our products and services to our customers.

Our supply chain is a complex network of internal and external organizations responsible for the supply, manufacture and logistics supporting our products and services around the world. We are vulnerable to disruptions in this supply chain from changes in government regulations, tax and currency changes, strikes, boycotts and other disruptive events as well as from unavailability of critical resources. These disruptions may have an adverse impact on our ability to deliver products and services to our customers.

Our failure to attract and retain qualified employees may materially adversely affect our future business and operations.

Our future results of operations will depend in part upon our ability to retain our existing highly skilled and qualified employees and to attract new employees. A number of our employees are highly skilled scientists and technicians. We compete with other seismic products and services companies and, to a lesser extent, companies in the oil industry for skilled geophysical and seismic personnel, particularly in times when demand for seismic services is relatively high. A limited number of such skilled personnel is available, and demand from other companies may limit our ability to fill our human resources needs. If we are unable to hire, train and retain a sufficient number of qualified employees, this could impair our ability to compete in the geophysical services industry and to develop and protect our know-how. Our success also depends to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could materially adversely affect our business and results of operations.

CGGVeritas has had losses in the past and there is no assurance of our profitability for the future.

We have experienced losses in the past. In 2007 and 2008, our net profit attributable to shareholders amounted to €245.5 million and €332.8 million, respectively. In 2009 and 2010, we recorded a net loss attributable to shareholders of €264.3 million and €54.6 million, respectively. There is therefore no assurance as to our profitability for the future.

Risks related to our industry:

The volume of our business depends on the level of capital expenditures by the oil and gas industry, and reductions in such expenditures may have a material adverse effect on our business.

Demand for our products and services has historically been dependent upon the level of capital expenditures by oil and gas companies for exploration, production and development activities. These expenditures are significantly influenced by hydrocarbons prices and by expectations regarding future hydrocarbons prices. Oil and gas prices may fluctuate based on relatively minor changes in the supply of and demand for oil and gas, expectations regarding future supply of, and demand for, hydrocarbons and certain other factors beyond our control. Lower or volatile oil and gas prices tend to limit the demand for seismic services and products.

Factors affecting the prices of hydrocarbons (and, consequently, demand for our products and services) include:

•	Demand for hydrocarbons;

•

Worldwide political, military and economic conditions, including political developments in the Middle East, economic growth levels, the availability of financing and the ability of OPEC to set and maintain production levels and prices for oil;

•	Laws or regulations restricting the use of fossil fuels or taxing such fuels and governmental policies regarding atmospheric emissions and use of alternative energy;

•	Levels of oil and gas production;

•	The rate of decline of existing and new oil and gas reserves;

•	The availability and discovery rate of new oil and natural gas reserves;

•	Oil and gas inventory levels;

•	The price and availability of alternative fuels;

•	Policies of governments regarding the exploration for and production and development of oil and gas reserves in their territories; and

•	Global weather conditions, with warmer temperatures decreasing demand for products such as heating oil and with hurricanes and monsoons that can affect oil and gas operations over a wide area.

Increases in oil and natural gas prices may not increase demand for our services or otherwise have a positive effect on our financial condition or results of operations. Previously forecasted trends in oil and gas exploration and development activities may not continue and demand for our products may not reflect the level of activity in the industry. For example, at the end of 2009, there were clear signs that oil and gas companies would increase their exploration expenses, which would trigger a rebound in demand. Most seismic companies then accelerated the launch of new capacities or released vessels that had been removed from operation to anticipate the beginning of a new growth cycle. The Deepwater Horizon platform disaster in April 2010, which resulted in a huge oil spill in the Macondo oil field in the Gulf of Mexico, has severely reduced the demand for seismic studies in this part of the world. Demand in marine seismic grew elsewhere as expected, but not enough to offset the reduction in the number of vessels operating in the Gulf of Mexico. Consequently, a sustained imbalance between supply and demand continued through 2010 and prices remained flat.

Our backlog includes contracts that can be unilaterally terminated at the client’s option.

In accordance with industry practice, contracts for the provision of seismic services typically can be canceled at the sole discretion of the client without payment of significant cancellation costs to the service provider.

As a result, even if contracts are recorded in backlog, there can be no assurance that such contracts will be wholly executed by us and generate actual revenue, or even that the total costs already incurred by us in connection with the contract would be covered in full pursuant to any cancellation clause.

We are subject to intense competition in the markets where we carry out our operations, which could limit our ability to maintain or increase our market share or maintain our prices at profitable levels.

Most of our contracts are obtained through a competitive bidding process, which is standard for the seismic services industry in which we operate. Competitive factors in recent years have included price, crew availability, technological expertise and reputation for quality, safety and dependability. While no single company competes with us in all of our segments, we are subject to intense competition in each of our segments. We compete with large, international companies as well as smaller, local companies. In addition, we compete with major service providers and government-sponsored enterprises and affiliates. Some of our competitors operate more data acquisition crews than we do and have greater financial and other resources. These and other competitors may be better positioned to withstand and adjust more quickly to volatile market conditions, such as fluctuations in oil and gas prices and production levels, as well as changes in government regulations. In addition, if geophysical service competitors increase their capacity (or do not reduce capacity if demand decreases), the excess supply in the seismic services market could apply downward pressure on prices. The negative effects of the competitive environment in which we operate could have a material adverse effect on our results of operations.

We have taken significant measures to adapt our fleet to changes in the seismic market, and we may take temporary additional measures in the future that could impose one-time charges.

In order to adjust to reduced demand in the seismic market and to reposition our fleet toward the high end of that market (more than 10 streamers), we decided in 2009 to reduce our fleet capacity to 18 vessels by decommissioning nine medium-capacity 2D and 3D vessels. This decommissioning program was fully completed as of September 30, 2010. In 2010, we began implementing a propulsion and streamer upgrade plan in respect of four vessels (Viking Vanquish, Oceanic Phoenix (formerly named Geowave Master), Oceanic Endeavour (formerly named Geowave Endeavour) and Geowave Champion) to increase their capacity to 12 streamers. All of these upgrades have been completed except for the Geowave Champion, which will be dry docked and removed from the market for approximately three to four months in 2012. Over 2011, we estimate that our vessel upgrade plan will lead to a reduction in our vessel availability rate of approximately five points. In an effort to reposition the 3D fleet toward high-capacity vessels, we intend to terminate our charter contract for the eight streamer Commander vessel prior to its scheduled expiration in 2013. Conditions in the seismic market could lead us to further adjust our marine acquisition capacity on a temporary basis, for example by cold stacking some of our vessels, which could trigger additional one-time charges.

We have high levels of fixed costs that are incurred regardless of our level of business activity.

We have high fixed costs and data acquisition activities that require substantial capital expenditures. As a result, downtime or low productivity due to reduced demand, weather interruptions, equipment failures, permit delays or other circumstances impacting our ability to collect revenue could result in significant operating losses.

The revenues we derive from land and marine seismic data acquisition vary significantly during the year.

Our land and marine seismic data acquisition revenues are partially seasonal in nature. The marine data acquisition business is, by its nature, exposed to unproductive interim periods due to necessary repairs or transit time from one operational zone to another during which revenue is not recognized. Other factors that cause variations from quarter to quarter include the effects of weather conditions in a given operating area, the internal budgeting process of some important clients for their exploration expenses, and the time needed to mobilize production means or obtain the administrative authorizations necessary to commence data acquisition contracts.

Our business is subject to governmental regulation, which may adversely affect our future operations.

Our operations are subject to a variety of international, federal, provincial, state, foreign and local laws and regulations, including environmental, health and safety and labor laws. We invest financial and managerial resources to maintain compliance with these laws and related permit requirements. Our failure to do so could result in fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and remediate contamination. Failure to obtain the required permits on a timely basis may also prevent us from operating in some cases, resulting in crew downtime and operating losses. Moreover, if applicable laws and regulations, including environmental, health and safety requirements, or the interpretation or enforcement thereof, become more stringent in the future, we could incur capital or operating costs beyond those currently anticipated. The adoption of laws and regulations that directly or indirectly curtail exploration by oil and gas companies could also materially adversely affect our operations by reducing the demand for our geophysical products and services.

We may be affected by new environmental laws or regulations intended to limit or reduce emissions of gases, such as carbon dioxide and methane, which may be contributing to climate change, that may impact our operations or, more generally, the production and demand for fossil fuels such as oil and gas. The European Union has already established greenhouse gas regulations, and many other countries, including the United States, are in the process of doing so. This could cause us to incur additional direct or indirect costs resulting from our suppliers incurring additional compliance costs that get passed on to us or that reduce our customers’ demand for our products or services.

In the United States, new regulations governing oil and gas exploration and development are being put in place following the Deepwater Horizon platform disaster in the Gulf of Mexico. These new regulations may have a significant financial impact on oil and gas companies that wish to carry out exploration and development projects in deep water Gulf of Mexico. Our client mix could be altered with the disappearance of small- and medium-sized players, which could decrease our sales of multi-client data. In the short term, as a result of the implementation of new regulations, the United States government has postponed and may further postpone lease sales of blocs identified for March 2011 and August 2011 until late 2011 or 2012, which could have an effect on the profile of multi-client sales in 2011.

Risks related to our indebtedness

Our substantial debt could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a significant amount of debt. As of December 31, 2010, our net financial debt (which we define as gross financial debt less cash and cash equivalents), total assets and shareholders’ equity were €1,149.7 million, €5,324 million and €2,812 million, respectively. As of June 30, 2011, our net financial debt, total assets and shareholders’ equity were €1,032.6 million, €4,966.8 million and €2,612.9 million, respectively. We cannot assure you that we will be able to generate sufficient cash to service our debt or sufficient earnings to cover fixed charges in future years.

Our substantial debt could have important consequences. In particular, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants of our indebtedness, among other things, our ability to borrow additional funds.

Our debt agreements contain restrictive covenants that may limit our ability to respond to changes in market conditions or pursue business opportunities.

The indentures governing our senior notes (including the outstanding notes) and the agreements governing our U.S. senior facilities and French revolving facility contain restrictive covenants that limit our ability and the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional indebtedness or issue preferred shares;

•	pay dividends or make other distributions;

•	purchase equity interests or reimburse subordinated debt prior to its maturity;

•	create or incur certain liens;

•	enter into transactions with affiliates;

•	issue or sell capital stock of subsidiaries;

•	engage in sale-and-leaseback transactions; and

•	sell assets or merge or consolidate with another company.

The covenants included in the indentures governing the notes and the agreements governing our U.S. senior facilities and our French revolving facility are subject to significant exceptions. For example, the starting dates for the calculation of the availability under the various “baskets” relating to restricted payments in the indenture governing the outstanding notes are the same as those under the indentures governing our existing senior notes, namely either January 1, 2005 or April 28, 2005 (depending on the particular basket).

Complying with the restrictions contained in some of these covenants requires us to meet certain ratios and tests, relating notably to interest coverage, net indebtedness, and net result. The requirement that we comply with these provisions may materially adversely affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund needed capital expenditures, or withstand a continuing or future downturn in our business.

In 2010, we amended our U.S. senior facilities and our French revolving facility, which now require that we meet the following ratios:

•

a maximum ratio of total net debt to EBITDAS of 2.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2011; 2.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; 2.25:1 at the end of each quarter for the 12-month testing period ending December 31, 2013; 2.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2014; 1.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2015; and

•

a minimum ratio of EBITDA to total interest costs of 3.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2012; 4.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2013; 4.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2014; 5.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2015.

If we are unable to comply with the restrictions and covenants in the indentures governing our senior notes, the agreements governing our U.S. senior facilities and French revolving facility and other current and future debt agreements, there could be a default under the terms of these indentures and agreements, which could result in an acceleration of repayment.

If we are unable to comply with the restrictions and covenants in the indentures governing our senior notes or in other current or future debt agreements, including those governing our U.S. senior facilities and the French revolving facility, there could be a default under the terms of these indentures and agreements. Our ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond our control. As a result, we cannot assure you that we will be able to comply with these restrictions and covenants or meet such financial ratios and tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, our assets might not be sufficient to repay in full all of our outstanding indebtedness and we may be unable to find alternative financing. Even if we could obtain alternative financing, it might not be on terms that are favorable or acceptable to us.

We and our subsidiaries may incur substantially more debt.

We and our subsidiaries may incur substantial additional debt (including secured debt) in the future. The terms of the indentures governing our senior notes and the agreements governing our U.S. senior facilities, our French revolving facility and our other existing senior indebtedness limit, but do not prohibit, us and our subsidiaries from doing so. As of June 30, 2011, we had drawn €20 million (U.S.$27 million) under our French revolving facility, and we had long-term confirmed and undrawn credit lines amounting to €216 million. If new debt is added to our current debt levels, the related risks for us could intensify.

To service our indebtedness, we require a significant amount of cash, and our ability to generate cash will depend on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, and to fund planned capital expenditures depends in part on our ability to generate cash in the future. This ability is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that we will generate sufficient cash flow from operations that we will realize operating improvements on schedule or that future borrowings will be available to us in an amount sufficient to enable us to service and repay our indebtedness or to fund our other liquidity needs. If we are unable to satisfy our debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or debt restructuring would be possible, that any assets could be sold or that, if sold, the timing of the sales and the amount of proceeds realized from those sales would be favorable to us or that additional financing could be obtained on acceptable terms. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to meet our liquidity needs or to refinance our indebtedness, including our ability to draw on our existing credit facilities or enter into new credit facilities. Banks that are party to our existing credit facilities may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Increases in interest rates could adversely affect our results of operations.

A significant proportion of our debt consists of fixed-rate bonds, along with some fixed-rate finance leases and fixed-rate medium-term bank credit facilities with variable maturities. This debt is not exposed to interest rate fluctuations. However, drawings under our credit facilities incur interest at variable rates that are reset at each interest period (generally between one and 12 months). As a result, our interest expenses on this debt vary in line with movements in short-term interest rates. In particular, our U.S. senior facilities are subject to interest based on U.S. dollar LIBOR with a 1.50% floor.

The following table shows our variable interest rate exposure by maturity as of December 31, 2010 and June 30, 2011.

	Overnight to 1 year	1 to 5 years	More than 5 years
	(in millions of euros)
December 31, 2010
Financial liabilities(1)	(27)	(392)	—
Financial assets(2)	179	—	—
Net position before hedging(3)	152	(392)	—
Off-balance sheet position	—	—	—

June 30, 2011
Financial liabilities(1)	(45)	(43)	—
Financial assets (2)	198	—	—
Net position before hedging(3)	153	(43)	—

Notes:

(1)	Excluding bank overdrafts and accrued interest but including employee profit-sharing
(2)	Invested cash and equivalents
(3)	Net assets/(liabilities)

As of June 30, 2011, our variable-rate assets (net of liabilities) due in less than one year totaled €153 million. We used a portion of the proceeds of the outstanding notes to repay in full the term loan B facility under our U.S. senior facilities and a portion to redeem the remaining principal amount outstanding under our 7 1/2% Senior Notes due 2015.

Risks related to the notes

Your right to receive payments on the notes is effectively junior to most of our existing indebtedness and possibly all of our future borrowings.

The notes effectively rank behind all of our secured indebtedness, to the extent of the value of assets which secure such indebtedness, including borrowings under our U.S. senior facilities and our French revolving facility. In the event of any foreclosure, dissolution, winding-up, liquidation, reorganization, administration or other bankruptcy or insolvency proceeding of an entity that has secured obligations, holders of secured indebtedness will have prior claims to our assets or the relevant guarantor’s assets that constitute their collateral.

Only certain of our subsidiaries will initially guarantee the notes. Our other subsidiaries have no obligation to pay amounts due on the notes and will not initially guarantee the notes. As a result, the notes are structurally subordinated to existing and future third party indebtedness and other liabilities, including trade payables, of those non-guarantor subsidiaries. The Initial Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €983.4 million of revenue, €158.5 million of operating income and €787.8 million of net income in the year ended December 31, 2010 and held €5,227.5 million of total assets (before consolidation entries) as at December 31, 2010. The Initial Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €423.4 million of revenue, €78.0 million of operating income and €162.9 million of net income in the six months ended June 30, 2011 and held €5,160.7 million of total assets (before consolidation entries) as at June 30, 2011. The Initial Guarantors represented 45% and 40% of our consolidated revenues in the year ended December 31, 2010 and the six-month period ended June 30, 2011, respectively.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us, our subsidiaries or our respective properties, holders of the notes will participate with our trade creditors and all other holders of our senior unsecured indebtedness in the assets remaining. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of secured debt.

As of June 30, 2011, we had €159 million of outstanding indebtedness, including accrued interest, effectively senior to the notes, of which €129 million was secured.

We will rely in part on our subsidiaries for funds necessary to meet our financial obligations, including the notes.

We conduct a significant proportion of our activities through our subsidiaries. We will depend in part on those subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations, including the payment of principal and interest on the notes. We cannot assure you that the earnings from, or other available assets of, these operating subsidiaries, together with our own operations, will be sufficient to enable us to pay principal or interest on the notes when due.

Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your notes, we may not be able to repurchase your notes.

Upon the occurrence of specific change of control events affecting us, you will have the right to require us to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest. Our ability to repurchase your notes upon such a change of control event would be limited by our access to funds at the time of the repurchase and the terms of our debt agreements, which agreements could restrict or prohibit such a repurchase. Upon a change of control event, we may be required immediately to repay the outstanding principal, any accrued interest on and any other amounts owed by us under our U.S. senior facilities and our French revolving facility. The source of funds for these repayments would be our available cash or cash generated from other sources. However, we cannot assure you that we will have sufficient funds available upon a change of control to make these repayments and any required repurchases of tendered notes.

French insolvency laws may not be as favorable to you as the insolvency laws of the United States or other countries.

We conduct a part of our business activity in France and, to the extent that the center of our main interests is deemed to be in France, we could be subject to French insolvency proceedings affecting creditors, including court-assisted pre-insolvency proceedings (mandat ad hoc proceedings or conciliation proceedings (procédure de conciliation)), court-controlled insolvency proceedings (safeguard proceedings (procédure de sauvegarde), an accelerated financial safeguard procedure (procédure de sauvegarde financiere accelérée or “SFA”) and reorganization or liquidation proceedings (redressement ou liquidation judiciaire)). In general, French insolvency legislation favors the continuation of a business and protection of employment over the payment of creditors and could limit your ability to enforce your rights under the notes. The following is a general discussion of insolvency proceedings governed by French law for informational purposes only and does not address all the French legal considerations that may be relevant to holders of the notes.

Grace periods

In addition to insolvency laws discussed below, you could, like any other creditor, be subject to Article 1244-1 of the French Civil Code (Code civil).

Pursuant to the provisions of this article, French courts may, in any civil proceeding involving the debtor, defer or otherwise reschedule over a maximum period of two years the payment dates of payment obligations and decide that any amounts, the payment date of which is thus deferred or rescheduled, will bear interest at a rate that is lower than the contractual rate (but not lower than the legal rate) or that payments made shall first be allocated to repayment of principal. A court order made under Article 1244-1 of the Code civil will suspend any pending enforcement measures, and any contractual interest or penalty for late payment will not accrue or be due during the period ordered by the court.

Court-assisted pre-insolvency proceedings

Pre-insolvency proceedings may only be initiated by the debtor company itself, in its sole discretion, provided that it experiences or anticipates legal, economic or financial difficulties (i) while still being able to pay its debts as they fall due out of its available assets (i.e. the company is not in cessation des paiements) in case of mandat ad hoc or conciliation proceedings, or (ii) while being in cessation des paiements for less than 45 days in case of conciliation proceedings only.

Mandat ad hoc and conciliation proceedings are informal proceedings carried out under the supervision of the president of the court. The competent court will appoint a trustee (as the case may be, a mandataire ad hoc or a conciliateur) in order to help the debtor reach an agreement with its creditors in particular by reducing or rescheduling its indebtedness. The debtor may propose, in the filing for the commencement of the proceedings, the appointment of a particular person as trustee. Such proceedings are non-binding since the court-appointed trustee has no power to force the parties to accept a deal.

Mandat ad hoc proceedings. Such proceedings are confidential. The agreement reached by the parties (if any) will be reviewed by the court but, unlike in conciliation proceedings, French law does not provide for specific consequences attached to such review. There is no time limit for the duration of mandat ad hoc proceedings.

Conciliation proceedings. Conciliation proceedings may last up to five months.

If an agreement is reached among the parties in the context of conciliation proceedings, any individual proceedings by creditors with respect to the claims included in the conciliation agreement are suspended. The agreement may be either recognized (constaté) by the president of the court or, at the request of the debtor (and provided that certain conditions are satisfied), sanctioned (homologué) by the court.

While recognition (constatation) of the agreement by the president of the court does not entail any specific consequences, other than to render the agreement immediately enforceable and binding upon the parties thereto, sanction (homologation) by the court has the following consequences:

•

creditors who, as part of the sanctioned agreement, provide new money or goods or services designed to ensure the continuation of the business of the debtor (other than shareholders providing new equity) will enjoy priority of payment over all pre-petition and post-petition claims (other than certain post-petition employment claims and procedural costs), in the event of subsequent safeguard proceedings, judicial reorganization proceedings or judicial liquidation proceedings; or

•

in the event of subsequent judicial reorganization proceedings or judicial liquidation proceedings, the date of the cessation des paiements cannot be determined by the court as of a date earlier than the date of the sanction of the agreement, except in case of fraud.

The Company retains the right to petition for debt rescheduling pursuant to article 1244-1 described above.

The conciliation proceedings will be a mandatory preliminary step of the SFA proceedings described below. A draft plan is negotiated in respect of the conciliation proceedings, which is supported by a large majority of creditors without reaching unanimity.

Court-controlled insolvency proceedings

The following French insolvency proceedings may be initiated by or against a company in France:

(a)	safeguard proceedings (procédure de sauvegarde) or SFA proceedings, if such company, while not being in cessation des paiements, is facing difficulties which it cannot overcome. The SFA proceedings, which are an accelerated revision of safeguard proceedings, will be available to debtors facing financial indebtedness and having already negotiated in the context of conciliation proceedings a draft plan supported by a large majority of its creditors so that its adoption will be likely in such SFA proceedings, it being noted that the SFA proceeding will essentially follow the same rules as those applicable to safeguard proceedings, subject to some differences. The most significant differences are mentioned below; or

(b)	judicial reorganization (redressement judiciaire) or judicial liquidation (liquidation judiciaire) proceedings if such company is in cessation des paiements.

The proceedings may be initiated before the relevant court:

•	in the event of (a) above, upon petition by the company only; and

•	in the event of (b) above, on the court’s own initiative or upon petition by the company, any creditor or the public prosecutor.

While a company does not have an obligation to apply for safeguard or SFA proceedings, it is required to petition for the opening of judicial reorganization or judicial liquidation proceedings within 45 days of becoming unable to pay its due debt out of its available assets. If it does not, and has not petitioned the relevant court for the opening of such proceedings or is not in conciliation proceedings, directors and, as the case may be, de facto managers of the company, are subject to civil liability.

A court-appointed administrator, whose name can be suggested by the debtor, investigates the business of the company during an initial observation period, which may last for up to 12 months (plus an additional six months under exceptional circumstances). In SFA proceedings, such period is reduced to one month (renewable once). In safeguard proceedings, the administrator’s mission is limited to either supervising the debtor’s management or primarily assisting it, in particular, preparing a safeguard plan of the company. In SFA proceedings, the conciliator will usually be appointed administrator, to the extent that its name appears on the administrator’s list. In judicial reorganization proceedings, the administrator’s mission is usually to assist the management and to make proposals for the reorganization of the company, which proposals may include the sale of all or part of the company’s business to a third party. At the end of the observation period, if it considers that the company can survive as a going-concern, the court will adopt a safeguard or reorganization plan, which may only entail a partial investiture of assets rather than the entire business to a third party. Unlike in safeguard proceedings, at the end of the observation period of judicial reorganization proceedings and as an alternative to the reorganization plan, the court may determine that all or part of the business should be sold to purchasers who have submitted bids. If the court considers that the company cannot be rescued, it will decide its liquidation by SFA proceedings. If no plan is adopted within the statutory time frame, the court will terminate the proceeding, in which case the debtors may request the opening of new insolvency or pre-insolvency proceedings, as appropriate. At any time during this observation period, the court can order the liquidation of the company if its rescue has become manifestly impossible.

Creditors’ committees and adoption of the safeguard or reorganization plan. In the case of large companies (with more than 150 employees or turnover greater than €20 million), two creditors’ committees (one for credit institutions having a claim against the debtor and the other for suppliers having a claim that represents more than 3% of the total amount of the claims of all the debtor’s suppliers) have to be established. To be eligible to vote, claims must be notified by the debtor to the administrator and certified by the debtor’s statutory auditors.

If there are any outstanding debt securities in the form of “obligations” (such as bonds or notes), a general meeting gathering all holders of such debt securities will be established whether or not there are different issuances and no matter what the applicable law of those “obligations” is (the “bondholders general meeting”). The outstanding notes constitute “obligations” for purposes of a safeguard or reorganization proceeding.

These committees and the bondholders’ general meeting will be consulted on the safeguard or reorganization plan drafted by the debtor’s management during the observation period.

In the first instance, the plan must be approved by each of the two creditors’ committees. Each committee must announce whether its members approve or reject such plan within 30 days of its proposal by the debtor. Such approval requires the affirmative vote of the members of each committee holding at least two-thirds of the amounts of the claims held by members of such committee that participated in such vote.

Following the approval of the plan by the two creditors’ committees, the plan will be submitted for approval to the bondholders’ general meeting. The approval of the plan at such meeting requires the affirmative vote of the bondholders representing at least two-thirds of the principal amount of the obligations held by creditors who voted in the bondholders’ general meeting.

In SFA proceedings, an accelerated and simplified consultation process will be implemented; since the proceeding will have an impact on the sole debtor’s financial creditors and not its suppliers, only the credit institutions’ committee (which excludes the suppliers’ committee) and, as the case may be, the bondholders general meeting, will be convened to vote on the draft plan within eight days from the delivery thereof.

Following approval by the creditors’ committees and the bondholders’ general meeting, the plan has to be approved by the relevant court. In considering such approval, the court has to verify that the interests of all creditors are sufficiently protected. Once approved by the relevant court, the safeguard or reorganization plan accepted by the committees and the bondholders’ general meeting will be binding on all the members of the committees and all bondholders (including those who voted against the adoption of the plan). A safeguard or reorganization plan may include debt deferrals, debt write-offs and debt-to-equity swaps. The plan also takes into account intercreditor subordination agreements entered into prior to the opening of the proceedings.

With respect to creditors who are not members of the committees, in the event no committees are established, they will be consulted on an individual or collective basis. In the event any of the committees or the bondholders’ general meeting has refused to give its consent to the plan, the plan cannot be approved by the court and the procedure relating to the consultation of the creditors will be re-implemented and follow the same route applicable to creditors that are not members of either committee. In those circumstances, the court has the right to accept or reduce debt deferrals or write-offs and sanctions debt-to-equity swaps with respect to the claims of creditors who have consented to such measures, but it may only impose uniform debt deferrals (with interest for debts with an initial maturity of more than one year) for a maximum period of 10 years with respect to the claims of non-consenting creditors.

The “hardening period” (période suspecte) in judicial reorganization and liquidation proceedings. The date when the debtor becomes unable to pay its due debts with its liquid assets is deemed to be the date of the court decision commencing the judicial reorganization or judicial liquidation proceedings. However, in the decision commencing judicial reorganization or liquidation proceedings or in a subsequent decision, a court may decide that the date when the debtor became unable to pay its debts as they became due with its liquid assets be deemed to be an earlier date of up to 18 months prior to the court decision commencing the proceedings. The date when the debtor became in cessation des paiements is important because it marks the beginning of the “hardening period” (période suspecte). Certain transactions entered into by the debtor during the suspect period are, by law, void or voidable.

Void transactions include transactions or payments entered into during the hardening period that may constitute voluntary preferences for the benefit of some creditors to the detriment of other creditors. These include transfers of assets for no consideration, contracts under which the reciprocal obligations of the debtor significantly exceed those of the other party, payments of debts not due at the time of payment, payments made in a manner which is not commonly used in the ordinary course of business, security granted for debts previously incurred, and provisional measures, unless the right of attachment or seizure predates the date of suspension of payments and share options granted or sold during the hardening period.

Voidable transactions include (i) transactions entered into, (ii) payments made when due or (iii) certain provisional and final attachment measures taken, in each case, if such actions are taken after the debtor was in cessation des payments and the party dealing with the debtor knew that the debtor was in cessation des payments at the time. Transactions relating to the transfer of assets for no consideration are also voidable when carried out during the six-month period prior to the beginning of the hardening period.

Accelerated Financial Safeguard

Pursuant to a recent banking and financial regulation law n°2010-1249 dated 22 October 2010, the debtor which is in the course of Conciliation proceedings may request the opening of Accelerated Financial Safeguard proceedings. The Accelerated Financial Safeguard has been designed to “treat quickly” purely financial difficulties of large companies (with more than 150 employees or turnover greater than €20 million). It therefore does not impact suppliers’ payables, but only the debt owed to financial institutions and, if any, to bondholders (i.e.: debts towards credit institutions which are eligible to creditor’s committees and debts towards bondholders, which are eligible to the bondholders’ general assembly described hereabove), which is the subject of an automatic stay and is to be dealt with by the Safeguard plan, while the company can keep trading normally, thus reducing significantly the impact of a Safeguard on operational companies.

The Accelerated Financial Safeguard is only available to companies which have failed to agree on a restructuring plan on a unanimous basis in the context of Conciliation proceedings.

To be eligible to the Accelerated Financial Safeguard, the debtor must fulfill three conditions:

•	as is the case for regular Safeguard proceedings, the debtor must (i) not be in cessation of payment and (ii) face difficulties which it is not in a position to overcome;

•	the debtor must be subject to ongoing conciliation proceedings when it applies for the opening of the Accelerated Financial Safeguard;

•

in the context of Conciliation proceedings, the debtor must have prepared a draft safeguard plan, the purpose of which must be to safeguard its operations in the long run, and which is likely to be supported by financial creditors (i.e.: credit institutions which are eligible to creditor’s committees and bondholders, which are eligible to the bondholders’ general assembly described hereabove), representing a 2/3rd majority of its financial indebtedness.

Where Accelerated Financial Safeguard is opened, the credit institution committee and the bondholders’ general assembly are convened and are required to vote on the proposed Safeguard plan in a delay which is reduced from 15 days (minimum delay in the regular Safeguard) to eight days.

For their claim to be taken into account in the Safeguard plan, creditor members of the committee of credit institutions and bondholders must file a proof of claim within 2 months from the publication of the judgment opening the proceedings as this is the case for regular Safeguard proceedings. However, if creditor members of the committee of credit institutions and the bondholders’ general assembly do not file their claims within the above-mentioned two month period, their claims are assumed to have been filed according to the list of claims elaborated by the debtor and certified by its statutory auditors, which has to be provided to the Court at the opening of the proceedings.

The total duration of the Accelerated Financial Safeguard (i.e.: the period between the judgement opening the Accelerated Financial Safeguard and the judgment adopting the plan) is one month, unless the Court decides to extend it by an additional month.

Status of creditors during accelerated financial safeguard, safeguard, judicial reorganization or judicial liquidation proceedings. As a general rule, creditors domiciled in France whose debts arose prior to the commencement of insolvency proceedings must file a proof of claim (déclaration de créances) with the creditors’ representative within two months of the publication of the court decision in the Bulletin Officiel des annonces civiles et commerciales; this period is extended to four months for creditors domiciled outside France. Creditors who have not submitted their claims during the relevant period are, except with respect to very limited exceptions, precluded from receiving distributions made in connection with the insolvency proceedings. Employees are not subject to such limitations and are preferential creditors under French law. By exception, the proof of claim filing process for the financial creditors that participated in the conciliation proceedings is simplified in SFA proceedings. The debtor will file with the clerk’s office of the relevant court a list of their claims, whose details will be provided for by the creditors’ representative to the concerned creditors. The claims so listed will be deemed to be filed as proof of claim, subject to any update, unless any such creditor files another proof of claim within the statutory time period.

From the date of the court decision commencing the insolvency proceedings, the debtor is prohibited from paying debts which arose prior to this date, subject to specified exceptions which essentially cover the set-off of related debts and payments, authorized by the supervising judge to recover assets for which recovery is justified by the continued operation of the business. During this period, creditors are prevented from initiating any individual legal action against the debtor with respect to any claim arising prior to the court decision commencing the insolvency proceedings if the objective of such legal action is:

•	to obtain an order for payment of a sum of money by the debtor to the creditor (however, the creditor may require that a court determine the amount due); or

•	to terminate or cancel a contract for non-payment of amounts owed by the creditor.

They are also barred from taking any action against the debtor, including enforcing security interests.

In the context of Accelerated Financial Safeguard, the above rules would only apply to the creditors that are subject to the Accelerated Financial Safeguard (credit institutions that are eligible to creditors’ committees and bondholders, which are eligible to participate in the bondholders’ general assembly described above).

By exception, in the SFA proceedings, the suppliers will not be affected by the stay resulting from the opening of the proceedings. Their claims, including those incurred prior to the opening judgment, will keep being repaid under the contractual terms.

Contractual provisions such as those contained in the indenture that would accelerate the payment of the debtor’s obligations upon the occurrence of certain insolvency events are not enforceable under French law. The opening of liquidation proceedings does, however, automatically accelerate the maturity of all of the debtor’s obligations, unless the court allows the business to continue for a period of no more than three months (renewable once) if it considers that a sale of part or all of the business is possible. In this case, the debtor’s obligations are deemed mature on the day the court approves the sale of the business.

The administrator may also request the termination (except for employment contracts) or, provided that the debtor fully performs its post-petition contractual obligations, continuation of on-going contracts.

If the court adopts a safeguard plan or a reorganization plan, claims of creditors included in the plan will be paid according to the terms of the plan (over a maximum period of ten years). The court can also set a time period during which the assets that it deems to be essential to the continued business of the debtor may not be sold without its consent.

If the court adopts a plan for the sale of the business (plan de cession), the proceeds of the sale will be allocated for the repayment of the creditors according to the ranking of the claims. If the court decides to order the judicial liquidation of the debtor, the court will appoint a liquidator in charge of selling the assets of the company and settling the relevant debts in accordance with their ranking.

French insolvency law assigns priority to the payment of certain preferential creditors, including employees, officials appointed by the insolvency court, creditors who, as part of the sanctioned conciliation agreement, have provided new money or goods or services, post-petition creditors, certain secured creditors in the event of liquidation proceedings and the French Treasury.

Courts, under certain circumstances, may void the guarantees of the notes provided by certain of our subsidiaries.

Our creditors or the creditors of one or more guarantors of the notes or a liquidator, administrator or other controller appointed to a guarantor could challenge the guarantees as fraudulent transfers, conveyances, preferences, insolvent transactions or uncommercial transactions or on other grounds (including because of the absence of a corporate benefit to the guarantor or due to financial assistance principles) under applicable U.S. federal or state law, applicable Dutch law, applicable Canadian federal or provincial law, applicable Australian law, applicable Norwegian law or the applicable law governing the country of incorporation of any future guarantors. While the relevant laws vary from one jurisdiction to another, the entering into the guarantees by certain of our subsidiaries could be found to be a fraudulent transfer, conveyance, preference, insolvent transaction or uncommercial transaction or otherwise void or unenforceable if a court were to determine that, for example, one or more of the following apply to the provision of the guarantee:

•	a guarantor delivered its guarantee with the intent to defeat, hinder, delay, defraud or otherwise interfere with its existing or future creditors;

•	the guarantor did not receive fair consideration or benefit for the delivery of the guarantee and the guarantor was insolvent at the time it delivered the guarantee;

•	the guarantor delivered its guarantee in contravention of laws relating to the provision of financial assistance;

•	the guarantor was insolvent at the time of execution of the guarantee or was rendered insolvent by reason of its execution of the guarantee or the observance of its obligations under the guarantee;

•

a reasonable person in the guarantor’s circumstances would not have entered into the transaction having regard to the benefits (if any) to the guarantor, the detriment to the guarantor and the respective benefits to other parties;

•	the guarantor was engaged, or was about to engage, in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business;

•	the guarantor intended to incur, or believed it would incur, debts beyond its ability to pay the debts as they matured;

•	the guarantor was a defendant in an action for money damage or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied); or

•	the availability of certain equitable remedies that are in the discretion of the courts.

To the extent a court voids a guarantee as a fraudulent transfer, preference, insolvent transaction or uncommercial transaction or conveyance or holds it unenforceable for any other reason, holders of notes would cease to have any direct claim against the guarantor that delivered the guarantee. If a court were to take this action, the guarantor’s assets would, in certain jurisdictions, be applied first to satisfy the guarantor’s liabilities, including trade payables and preferred stock claims, if any, before any portion of its assets could be distributed to us to be applied to the payment of the notes. We cannot assure you that a guarantor’s remaining assets would be sufficient to satisfy the claims of the holders of notes relating to any voided portions of the guarantees. In other jurisdictions (such as Australia), if a guarantee is so voided or held unenforceable, you will cease to have any claim against the guarantor.

Because we are organized under the laws of France, you may be unable to recover in civil proceedings for U.S. securities laws violations.

Judgments of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in French courts. As a result, holders of notes who obtain a judgment against us in the United States may not be able to require us to pay the amount of the judgment. It may not be possible for holders to effect service of process within the United States upon our directors and officers or to enforce against these persons, or us, judgments of United States courts predicated upon civil liability provisions of the federal securities laws of the United States. See “Service of Process and Enforcement of Liabilities”.

A trading market for the notes may not develop.

The new notes are a new issue of securities with no established trading market. The liquidity of any market for the notes will depend upon the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors, including general declines or disruptions in the markets for debt securities. Although we have applied to admit the new notes to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF, a liquid trading market may not develop or continue to exist for the notes.

The outstanding notes were issued with original issue discount for U.S. federal income tax purposes and consequently the new notes will be treated as issued with original issue discount for U.S. federal income tax purposes.

The outstanding notes were issued with original issue discount equal to the excess of the stated principal amount of the notes over the issue price. Consequently, the new notes will be considered to be issued with original issue discount for U.S. federal income tax purposes.

Accordingly, a U.S. holder must include a portion of the original issue discount in gross income as interest in each taxable year or portion thereof in which the U.S. holder holds the notes, even if the U.S. holder has not received a cash payment in respect of the original issue discount. See “Certain U.S. Federal Income Tax Consequences of the Exchange Offer” for a summary of the application of the original issue discount rules.

EXCHANGE RATES

The following table sets forth, for the periods and dates indicated, certain information concerning the exchange rates for the euro expressed in U.S. dollars per euro. Information concerning the U.S. dollar exchange rate is based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Board (the “Noon Buying Rate”). Such rates are provided solely for convenience and no representation is made that euro were, could have been, or could be, converted into U.S. dollars at these rates or at any other rate. Such rates were not used by us in the preparation of our audited and unaudited consolidated financial statements included elsewhere or incorporated by reference in this prospectus. The Noon Buying Rate on September 23, 2011 was U.S.$1.3518 per euro.

	Dollars per euro exchange rate
	Period-End(1)	Average(2)	High	Low
Year ended December 31,
2010	1.3269	1.3261	1.4536	1.1959
2009	1.4332	1.3935	1.5100	1.2547
2008	1.3919	1.4695	1.6010	1.2446
2007	1.4603	1.3797	1.4862	1.2904
2006	1.3197	1.2661	1.3327	1.1860

Six months ended June 30,
2011	1.4523	1.4055	1.4875	1.2944
2010	1.2291	1.3267	1.4536	1.1959

Month
September 2011 (through September 23, 2011)	1.3518	1.3803	1.4283	1.3446
August 2011	1.4406	1.4333	1.4510	1.4202
July 2011	1.4388	1.4275	1.4508	1.4014
June 2011	1.4523	1.4403	1.4431	1.4155
May 2011	1.4376	1.4335	1.4875	1.4015
April 2011	1.4821	1.4460	1.4821	1.4211
March 2011	1.4183	1.4020	1.4212	1.3813

Notes:

(1)	The period-end rate is the noon buying rate on the last business day of the applicable period.
(2)	The average rate for each monthly period was calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Board. The average rate for each annual period was calculated by taking the simple average of the noon buying rates on the last business day of each month during the relevant period.

OFFERING OF THE OUTSTANDING NOTES

On May 31, 2011, we issued U.S.$650,000,000 aggregate principal amount of the outstanding notes to certain initial purchasers of those notes (the “Initial Purchasers”) at a price of 94.964% of the principal amount of those notes in a private transaction not registered under the Securities Act. The Initial Purchasers then offered and resold the outstanding notes outside the United States in reliance on Regulation S under the Securities Act and to qualified institutional buyers within the United States in reliance on Rule 144A under the Securities Act, at a price to such purchasers of 96.446% of the principal amount of those notes. We used the approximately U.S.$614 million of net proceeds (after deducting the Initial Purchasers’ discounts and commissions and fees and expenses) to (i) repay the U.S.$507 million that was outstanding under the term loan B facility under our U.S. senior facilities (of which U.S.$164 million would have matured in 2014 and U.S.$343 million would have matured in 2016) and (ii) redeem the U.S.$70 million principal amount remaining outstanding under our 7 1/2% Senior Notes due 2015. The remaining net proceeds will be used for general corporate purposes, including the repayment of other indebtedness.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a description of the terms of our material financing arrangements.

U.S. Senior Facilities

On January 12, 2007, we entered into a U.S.$1.115 billion senior secured credit agreement with Credit Suisse as administrative agent and collateral agent and the lenders party thereto, pursuant to which CGGVeritas Services Holding (U.S.) Inc. (formerly Volnay Acquisition Co. I) borrowed a U.S.$1.0 billion senior secured “term loan B” facility and obtained a U.S.$115 million senior secured U.S. revolving facility (which revolving facility includes letter of credit and swingline subfacilities). Aggregate commitments under the U.S. revolving facility were increased to U.S.$140 million on January 26, 2007. The proceeds of the term loan facility were used to finance a portion of the cash component of the Veritas acquisition consideration, repay certain existing debt of CGG and Veritas, and pay the fees and expenses incurred in connection with the foregoing.

On June 2, 2011, we used a portion of the proceeds of the outstanding notes to repay in full the U.S.$507 million of borrowings remaining outstanding under our term loan B facility.

Proceeds of loans under the U.S. revolving facility may be used for the general corporate purposes of the borrower and other subsidiaries of CGGVeritas. Revolving loans may be made at any time prior to the final maturity of the U.S. revolving facility on January 12, 2012.

The obligations of CGGVeritas Services Holding (U.S.) Inc. as borrower under the U.S. senior facilities are guaranteed by us and certain of our subsidiaries. We have pledged first-priority security in the shares of CGGVeritas Services Holding B.V., CGGVeritas Services Holding (U.S.) Inc. and certain of our other first-tier subsidiaries, as well as material first-tier subsidiaries of CGGVeritas Services Holding (U.S.) Inc. In addition, certain guarantors have provided first-priority security interests in certain of their respective tangible and intangible assets, including (without limitation) certain vessels, real property, mineral rights, deposit accounts and intellectual property. In the case of certain of our subsidiaries (most notably CGGVeritas Services Holding (U.S.) Inc. and certain U.S. and Canadian subsidiaries), the collateral may comprise substantially all of their respective assets.

Our obligations under, and the guarantees issued in respect of the French revolving facility described below rank pari passu in right of payment with the obligations under the guarantees issued in respect of the U.S. senior facilities. The lien priority and other creditors’ rights issues in respect of the U.S. senior facilities are set forth in an intercreditor agreement that provides, among other things, that so long as any obligations are outstanding under the U.S. senior facilities, Credit Suisse (acting as agent for the U.S. senior facilities lenders as first lien lenders) will control all remedies and other action related to the collateral.

In addition, the U.S. senior facilities agreement contains affirmative and negative covenants that affect our ability, among other things, to borrow money, incur liens, dispose of assets and acquisitions and pay dividends or redeem shares. Events of default under the U.S. senior facilities include, among other things, payment and covenant breaches, insolvency of us or our subsidiaries, the occurrence of certain events constituting a “change of control” and certain defaults in respect of other material financial indebtedness.

The U.S. senior facilities agreement was amended on December 12, 2008, May 21, 2009 and July 15, 2010. The first amendment provided us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements. In consideration of these amendments, we (i) repaid U.S.$50 million of the term loan B on December 12, 2008 and (ii) increased the four quarterly installments due under the term loan facility in 2009 to U.S.$27.5 million each from U.S.$2.5 million each. Half of these additional payments (U.S.$75 million) were set off against required cash sweep prepayments due in 2010.

The second amendment (i) increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) included an additional covenant limiting capital expenditures, (iii) allowed us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increased our ability to incur unsecured senior debt. In consideration of these additional amendments, we (i) repaid U.S.$100 million of the term loan B on May 21, 2009 and (ii) increased the applicable margin for all borrowing under the U.S. senior facilities by 100 basis points.

On July 15, 2010 we further amended our U.S. senior facilities in order to provide us with additional flexibility under certain ratios and tests. As amended, the financial covenants in the U.S. senior facilities include:

•

a maximum ratio of total net debt to EBITDAS of 2.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2011; 2.50:1 at the end of each quarter for the 12-month testing period ending December 31, 2012; 2.25:1 at the end of each quarter for the 12-month testing period ending December 31, 2013; 2.00:1 at the end of each quarter for the 12-month testing period ending December 31, 2014 and 1.75:1 at the end of each quarter for the 12-month testing period ending December 31, 2015;

•

a minimum ratio of EBITDA to total interest costs of 3.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2012; 4.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2013; 4.50:1 at the end of each quarter for the 12-month testing period ended December 31, 2014 and 5.00:1 at the end of each quarter for the 12-month testing period ended December 31, 2015.

In addition, the July 15, 2010 amendment extended the maturity of a U.S.$348 million tranche of the term loan B facility from January 2014 to January 2016.

The term loan B facility originally amortized in equal quarterly installments of U.S.$2.5 million, with the balance payable on January 12, 2014. The December 2008 amendment increased the quarterly installments on March 31, June 30, September 30 and December 31, 2009 to U.S.$27.5 million each. On June 29, 2007, we prepaid U.S.$100 million of the term loan B, on December 12, 2008, we prepaid an additional U.S.$50 million, on May 21, 2009, we prepaid an additional U.S.$100 million and on October 30, 2009 we prepaid a further U.S.$100 million. We repaid the remaining U.S.$507 million that was outstanding on June 2, 2011 with the proceeds of the outstanding notes.

At June 30, 2011, the U.S. revolving facility was undrawn.

Borrowings under the U.S. revolving facility bear interest, at the option of the borrower, at the rate of adjusted LIBOR plus either 2.75% or 3.00% or the Alternate Base Rate plus either 1.75% or 2.00%, in each case depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s. The Alternate Base Rate is the higher of Credit Suisse’s Prime Rate, the Federal Funds Effective Rate plus 1/ 2 of 1.0% and the adjusted LIBOR rate for a one-month interests period plus 1.0%.

French Revolving Facility

On February 7, 2007, we entered into a U.S.$200 million French law revolving credit agreement with CGGVeritas as borrower, Natixis as administrative agent, Credit Suisse as collateral agent and the lenders party thereto. The proceeds of the French revolving facility may be drawn in dollars or in euros, and may be used for the general corporate purposes of the borrower. At June 30, 2011, we had drawn €20 million (U.S.$27 million) under our French revolving facility.

Each cash advance under the French revolving facility must be repaid in full at the end of the relevant interest period of one month to twelve months and is available for redrawing during the availability period. All drawings under the French revolving facility must be repaid on February 7, 2012.

Our obligations under the French revolving facility are guaranteed by the same guarantors that guarantee the U.S. senior facilities (including CGGVeritas Services Holding (U.S.) Inc.), and are secured by the same security interests granted to secure the obligations under the U.S. senior facilities.

The French revolving facility was amended on December 12, 2008, May 28, 2009 and November 4, 2010. The first amendment provided us with greater flexibility with respect to (i) the acquisition of companies through a tender offer process, (ii) share buybacks and (iii) recapitalization of subsidiaries that are not guarantors under our credit agreements.

The second amendment (i) increased our flexibility under the financial covenants by modifying the interest coverage and leverage ratios, (ii) included an additional covenant limiting capital expenditures, (iii) allowed us to dispose of additional seismic vessels in exchange for joint venture interests and (iv) increased our ability to incur unsecured senior debt. In consideration of this amendment, we increased the applicable percentage for all borrowing under the French revolving facility by 100 basis points.

The third amendment extended the maturity of the French revolving facility until February 2014 and revised the financial ratios in line with the third amendment to the U.S. senior facilities.

The revolving loans (other than swingline loans) bear interest (computed on the basis of the actual number of days elapsed over 360) at a rate per annum equal to the aggregate of: (i) the applicable margin; (ii) EURIBOR in relation to loans made in euro and LIBOR in relation to loans made in dollars for the relevant interest period; and (iii) mandatory costs, if any.

The swingline loans bear interest (computed on the basis of the actual number of days elapsed over 360) at a rate per annum equal to the aggregate of: (i) the applicable margin; (ii) EONIA; and (ii) the mandatory cost (if any).

As amended on November 4, 2010, the applicable margin ranges from 3.00% to 3.25%, depending on the corporate rating of CGGVeritas by Standard & Poor’s and the corporate family rating of CGGVeritas by Moody’s.

Debt Securities

6 1/2% Senior Notes due 2021

On May 31, 2011, we issued U.S.$650 million in aggregate principal amount of 6 1/2% Senior Notes due 2021. These notes are guaranteed on a senior basis by the same guarantors that guarantee the U.S. senior facilities. We used a portion of the proceeds of the outstanding notes to repay in full the term loan B facility under our U.S. senior facilities and a portion to redeem the remaining principal amount outstanding under our 7 1/2% Senior Notes due 2015.

OCEANE Convertible Bonds

On January 27, 2011 we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of CGGVeritas (OCEANEs) to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We recognized a convertible debt of €267 million and an equity component net of deferred taxes of €59 million.

The net proceeds of the issuance were used to repay a portion of our indebtedness, and in particular to redeem U.S.$460 million in aggregate principal amount of the U.S.$530 million 7 1/2% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The OCEANE convertible bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris.

The OCEANE convertible bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. They will entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at the option of CGGVeritas.

9 1/2% Senior Notes due 2016

On June 9, 2009 we issued U.S.$350 million in aggregate principal amount of 9 1/2% Senior Notes due 2016. These notes are guaranteed on a senior basis by the same guarantors that guarantee the U.S. senior facilities. We used the proceeds from the notes to replace cash used to repay U.S.$100 million of the term loan B facility under our U.S. senior facilities on May 21, 2009, and to fund the three quarterly U.S.$27.5 million amortization payments due during the remainder of 2009 under the term loan B facility. The remaining amount was used to repay indebtedness of approximately U.S.$50 million in respect of certain seismic vessels and to fund ongoing operations. On January 5, 2010, these notes were exchanged for identical notes registered with the SEC.

7 3/4% Senior Notes due 2017

On February 9, 2007, we issued U.S.$400 million in aggregate principal amount of 7 3/4% Senior Notes due 2017. These notes are guaranteed on a senior basis by the same guarantors that guarantee the U.S. senior facilities. We used the net proceeds from the notes to repay part of the U.S.$700 million outstanding under the bridge loan facility used to finance the Veritas acquisition.

7 1/2% Senior Notes due 2015

On April 28, 2005, CGG issued U.S.$165 million aggregate principal amount of its 7 1/2% Senior Notes due 2015 at par in a private placement to certain eligible investors in the international capital markets. On November 9, 2005, U.S.$164.5 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

On February 3, 2006, CGG issued an additional U.S.$165 million of its 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors in the international capital markets. On August 17, 2006, U.S.$164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.

On February 9, 2007, we issued an additional U.S.$200 million in aggregate principal amount of 7 1/2% Senior Notes due 2015.

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2% Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011, we redeemed the remaining U.S.$70 million aggregate principal amount at a price of 102.5% plus accrued interest.

Other Credit Facilities

Geomar secured term loan facility

On April 30, 2007, Geomar entered into a U.S.$25 million credit facility to refinance the purchase price of the seismic vessel CGG Alizé. The facility is secured by a pledge over the vessel. At June 30, 2011, the amount outstanding under this facility was U.S.$10.7 million. This facility matures on June 5, 2014.

Voyager AS secured term loan facility

On January 13, 2011, Voyager AS (to be renamed Exploration Vessel Resources II AS) entered into a U.S.$45 million credit facility to refinance part of the existing debt of the company as of the date of its acquisition by the Group. The facility is secured by a mortgage over the Geowave Voyager vessel and is subject to substantially the same covenants as those contained in the U.S. senior facilities. At June 30, 2011, the amount outstanding under this facility was U.S.$43 million. This facility matures on August 31, 2016.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for new notes. We also agreed to use our reasonable best efforts to complete that offer within 210 days after May 31, 2011. We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

If any of the outstanding notes are not freely tradeable (meaning that they may be sold to the public pursuant to Rule 144(b) and do not bear any restrictive legends relating to the Securities Act) by the 180th day after May 31, 2011, we will use our reasonable best efforts to cause the Commission to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the shelf registration statement effective for up to two years after the date of issuance of the outstanding notes in either of the following circumstances:

•	if any changes in law or applicable interpretations by the staff of the Commission do not permit us to effect the exchange offer as contemplated by the registration rights agreement; or

•	in certain limited circumstances, if any holder of the outstanding notes so requests.

If we fail to comply with deadlines for registering the issuance of the new notes and completion of the exchange offer, we will be required to pay special interest to holders of the outstanding notes. Please read the section captioned “Outstanding Notes Registration Rights Agreement” for more details regarding the registration rights agreement.

To exchange an outstanding note for transferable new notes in the exchange offer, you will be required to make the following representations:

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•

if you are a broker-dealer that will receive new notes for its own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate”, as defined in Rule 405 of the Securities Act, or if you are our affiliate, that you will comply with the applicable registration requirements of the Securities Act.

Resale of New Notes

Based on interpretations of the Commission staff in no action letters issued to third parties, we believe that new notes issued under the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you have not engaged in and do not intend to engage in the distribution of the new notes.

If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

•	can not rely on such interpretations by the Commission staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling securityholder’s information required by Item 507 of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of new notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue U.S.$1,000 principal amount of new notes in exchange for each U.S.$1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of U.S.$1,000.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, U.S.$650 million aggregate principal amount of the outstanding notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the notes and the registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes, with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important for noteholders to read the section entitled “— Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The Exchange Offer Will Expire At 5:00 p.m., New York City time on November 18, 2011, unless, in our sole discretion, we extend it.

Extensions, Delay in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. We may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. During any such extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If any of the conditions described below under “— Conditions to the Exchange offer” have not been satisfied, we reserve the right, in our sole discretion, to delay accepting for exchange any outstanding notes or to extend the exchange offer or to terminate the exchange offer by giving oral or written notice of such delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we will extend the exchange offer if the exchange offer would otherwise expire during such period.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any new notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the Commission or any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us (1) the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution” and (2) such other representations as may be reasonably necessary under applicable Commission rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue new notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; and

•	comply with the automated tender offer program procedures of DTC described below.

In addition, either:

•	the exchange agent must receive outstanding notes along with the letter of transmittal;

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under “Prospectus Summary — The Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for you.

How to Tender if You Are a Beneficial Owner

If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender these notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•

for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When You Need Endorsements or Bond Powers

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgement from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against such participant.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notices not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed made until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described below, such non- exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes;

•	you are not engaged in and do not intend to engage in the distribution of the new notes;

•

if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of such new notes; and

•	you are not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if you are our affiliate, that you will comply with the applicable registration requirements of the Securities Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program prior to the expiration date, you may tender if:

•

the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby;

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to you if you wish to tender your outstanding notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under “Prospectus Summary — The Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn; and

•	identify the outstanding notes to be withdrawn, including the principal amount of such outstanding notes.

If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such outstanding notices will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. You may retender properly withdrawn outstanding notes by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. They include:

•	Commission registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to that tendering holder.

Transfer Taxes

If you tender your outstanding notes for exchange, you will not be required to pay any transfer taxes. However, if you instruct us to register new notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in your capacity as the registered tendering holder, you will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for new notes under the exchange offer, you will remain subject to the existing restrictions on transfer of the outstanding notes.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act or the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the Commission staff, you may offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if (1) you are not our “affiliate” within the meaning of Rule 405 under the Securities Act; (2) any new notes will be acquired in the ordinary course of your business; (3) you have no arrangement or understanding with any person to participate in the distribution of the new notes; and (4) you are not engaged in and do not intend to engage in the distribution of the new notes. If you tender in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

•	cannot rely on the applicable interpretations of the Commission; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying value as the outstanding notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE NOTES

General

You can find the definitions of certain terms used in this description under “— Certain Definitions.” In this description, the word “Company” refers only to Compagnie Générale de Géophysique-Veritas, S.A., and not to any of its subsidiaries.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, will define your rights as holders of the Notes.

The outstanding notes were issued on May 31, 2011 in an aggregate principal amount of U.S.$650,000,000 (the “Offered Notes”), and an equal aggregate principal amount of new notes (the “Exchange Notes”) may be issued in exchange for the Offered Notes in connection with the exchange offer contemplated by this prospectus (the “Exchange Offer”).

The Exchange Notes will be issued and the Offered Notes were issued pursuant to the Indenture dated as of the Issue Date among the Company, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).

If the Exchange Offer is consummated, holders of Offered Notes who do not exchange those notes for Exchange Notes in the Exchange Offer will vote together with holders of Exchange Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders thereunder, including acceleration following an Event of Default, must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Offered Notes that remain outstanding after the Exchange Offer will be aggregated with the Exchange Notes, and the holders of such Offered Notes and the Exchange Notes will vote together as a single series for all such purposes. Accordingly, all references herein to specified percentages in aggregate principal amount of the Notes outstanding shall be deemed to mean, at any time after the Exchange Offer is consummated, such percentages in aggregate principal amount of Offered Notes and Exchange Notes then outstanding.

Copies of the Indenture are available for inspection during normal business hours at the office of the Company referred to under the caption “— Available Information,” at the corporate trust office of the Trustee at 101 Barclay Street, Floor 4E, Global Corporate Trust, New York, NY 10286, and at the specified office of each Paying Agent, including, for so long as the Notes are listed on the Luxembourg Stock Exchange, at the specified office of the Paying Agent in Luxembourg. Holders of the Notes are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Indenture.

Brief Description of the Notes

The Notes:

•	are general senior, unsecured obligations of the Company;

•	rank equally in right of payment to all existing and future senior, unsecured indebtedness of the Company, except for any liabilities preferred by law;

•	rank senior in right of payment to all existing and future subordinated indebtedness of the Company;

•	are guaranteed on a senior, unsecured basis by certain Subsidiaries of the Company as described below; and

•	are effectively subordinated to all existing and future indebtedness of Subsidiaries of the Company that are not Guarantors.

Holders of existing and future secured indebtedness of the Company and its Subsidiaries, including loans under the existing Credit Facilities, will have claims with respect to the assets constituting collateral for such secured indebtedness that are superior to the claims of the holders of the Notes. Accordingly, the Notes and the Subsidiary Guarantees are effectively subordinated to claims of secured creditors of the Company and the Guarantors to the extent of the value of such collateral.

Only certain Subsidiaries of the Company will guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any Subsidiary of the Company that is not a Guarantor, that Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Company.

As at June 30, 2011, we had €159 million of outstanding indebtedness including accrued interest effectively senior to the Notes, of which €129 million was secured and the Initial Guarantors (as defined under the caption “— Subsidiary Guarantees — Guarantors”) (excluding their Subsidiaries that are not Guarantors) had €73 million of outstanding indebtedness including accrued interest effectively senior to the guarantees under the Notes, all of which was secured. Indebtedness of the Initial Guarantors is included in the total Indebtedness of the Company and its Subsidiaries. In addition, as at June 30, 2011, the Company and its Subsidiaries had availability under their Credit Facilities of €216 million, which if drawn would have been secured. Each of the Initial Guarantors, other than Sercel Canada Ltd., is an obligor under the U.S. senior facilities and the French revolving facility. The Indenture permits the Company and its Subsidiaries (including the Guarantors) to incur additional Indebtedness, including certain additional secured Indebtedness.

As of the date of the Indenture, all of the Company’s Subsidiaries were Restricted Subsidiaries. Under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture and will not guarantee the Notes.

The Indenture also provides the Company the flexibility of issuing additional Notes in the future in an unlimited amount; however, any issuance of such additional Notes would be subject to the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”. The Offered Notes, the Exchange Notes and any such additional Notes are collectively referred to as the “Notes” in this “Description of the Notes”.

Any Offered Notes that remain outstanding after the completion of the Exchange Offer, together with the Exchange Notes issued in connection with the Exchange Offer, will be treated as a single class of securities under the Indenture.

Whenever the covenants or default provisions or definitions in the Indenture refer to an amount in U.S. dollars or euros, that amount will be deemed to refer to the U.S. Dollar Equivalent or the Euro Equivalent, respectively, of the amount of any obligation denominated in any other currency or currencies, including composite currencies.

Any other determination of the U.S. Dollar Equivalent or the Euro Equivalent for any purpose under the Indenture will be determined as of a date of determination as described in the definitions of “U.S. Dollar Equivalent” and “Euro Equivalent” under “— Certain Definitions” and, in any case, no subsequent change in the U.S. Dollar Equivalent or the Euro Equivalent after the applicable date of determination will cause such determination to be modified.

Principal, Maturity and Interest

The Exchange Notes will be limited in aggregate principal amount to U.S.$650,000,000 and will mature on June 1, 2021 at par. Interest on the Notes will accrue at the rate of 6 1/2% per annum and will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on December 1, 2011, in the case of the Offered Notes, to holders of record on the immediately preceding May 15 and November 15. Interest on the Exchange Notes will accrue from the most recent date to which interest has been paid on the Offered Notes exchanged therefore or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment and Paying Agents

Principal of, premium, if any, and interest on the Notes will be payable in U.S. dollars at the office or agency of the Company maintained for such purpose in the continental United States and, subject to any fiscal or other laws and regulations applicable thereto, at the specified offices of any other Paying Agent appointed by the Company for such purpose, or, at the option of the Company, payment of interest may be made by check mailed to holders of the Notes at their respective addresses set forth in the register of holders; provided, however, that all payments with respect to Notes the holders of which have given wire transfer instructions to the Company or a Paying Agent will be required to be made by wire transfer of immediately available funds to the accounts specified by the holders thereof. The principal of the Notes will be payable only upon surrender of any Note at the Corporate Trust Office of the Trustee or at the specified offices of any other Paying Agent.

If the due date for payment of the principal in respect of any Note is not a business day at the place in which it is presented for payment, the holder thereof will not be entitled to payment of the amount due until the next succeeding business day at such place and will not be entitled to any further interest or other payment in respect of any such delay.

The Indenture provides that any money deposited with the Trustee or any Paying Agent in trust for the payment of the principal of, premium, if any, and interest on any Note and remaining unclaimed for two years after such principal, premium, if any, and interest have become due and payable will be paid to the Company, and will be discharged from such trust; and the holder of such Note will thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such money will thereupon cease.

The Corporate Trust Office of the Trustee in New York, New York will initially be designated as the Company’s Paying Agent for payments with respect to the Notes. So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Company will maintain a Paying Agent in Luxembourg. Dexia Banque Internationale à Luxembourg, société anonyme will initially be designated as the Company’s Paying Agent in Luxembourg and as the Company’s agent where Notes may be surrendered for registration of transfer and exchange. The Company may at any time designate one or more additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in the continental United States. The Company will give notice to each holder of Notes, in the manner described under the caption “— Notices”, of any change in Paying Agents.

Subsidiary Guarantees

General

The obligations of each Guarantor under its Subsidiary Guarantee will be general senior, unsecured obligations of such Guarantor, ranking pari passu in right of payment with all other senior indebtedness of such Guarantor and senior in right of payment to any subordinated indebtedness of such Guarantor. The Subsidiary Guarantees will be joint and several obligations of the Guarantors. Holders of existing and future secured indebtedness of the Guarantors, including loans under the existing Credit Facilities (including the senior facilities and the French revolving facility) will have claims with respect to the assets constituting collateral for such secured indebtedness that are superior to the claims of the holders of the Notes.

The Indenture provides that the obligations of each Guarantor under its Subsidiary Guarantee will be limited to the maximum amount as will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under bankruptcy, fraudulent conveyance and fraudulent transfer and similar laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent transfer or conveyance. In addition, the obligations of each Guarantor under its Subsidiary Guarantee shall be limited to the extent required by applicable law.

Guarantors

Only certain Subsidiaries of the Company will guarantee the Notes. On the issue date, the Notes will be fully and unconditionally guaranteed by CGGVeritas Services Holding B.V., CGGVeritas Services (UK) Holding B.V., CGGVeritas Services Holding (U.S.) Inc., CGGVeritas Land (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Alitheia Resources Inc., CGG Canada Services Ltd. and CGG Marine Resources Norge A/S (the “Services Guarantors”), and Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd. (the “Equipment Guarantors”, and together with the Services Guarantors, the “Initial Guarantors”). For more information about the Initial Guarantors, see Note 31 and Note 32 to the Company’s consolidated annual financial statements, incorporated by reference in this prospectus. The Company’s other Subsidiaries, including CGGVeritas Services (Norway), Wavefield-Inseis ASA and their respective subsidiaries, will not initially guarantee the Notes and, in certain circumstances described below under the caption “— Release”, the Company may elect to have the Equipment Guarantors released from their Subsidiary Guarantees. In the event of a bankruptcy, liquidation or reorganization of any Subsidiary of the Company that is not a Guarantor, that Subsidiary will pay the holders of its debt and its trade creditors before it will be able to distribute any of its assets to the Company.

The Services Guarantors generated (excluding their subsidiaries that have not guaranteed the notes), before consolidation entries, €594.2 million of revenues, €57.3 million of operating income and €713 million of net income in the year ended December 31, 2010 and held €4,877.4 million of total assets before consolidation entries as at December 31, 2010. The Services Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €210.6 million of revenues, €12.8 million of operating income and €116.9 million of net income in the six month period ended June 30, 2011 and held €4,930.3 million of total assets before consolidation entries as at June 30, 2011.

The Equipment Guarantors generated (excluding their subsidiaries that have not guaranteed the notes), before consolidation entries, €389.2 million of revenues, €101.2 million of operating income and €74.8 million of net income in the year ended December 31, 2010 and held €350.1 million of total assets before consolidation entries as at December 31, 2010. The Equipment Guarantors (excluding their subsidiaries that have not guaranteed the notes) generated, before consolidation entries, €208.8 million of revenues, €61.2 million of operating income and €42.0 million of net income in the six months ended June 30, 2011 and held €226.6 million of total assets before consolidation entries as at June 30, 2011. The revenues, operating income, net income and assets of the Equipment Guarantors are included in those of the Initial Guarantors. In the circumstances described under the caption “Certain Covenants — Guarantees of Certain Indebtedness by Restricted Subsidiaries” the Indenture will require certain of the Company’s other Subsidiaries to become Guarantors. For more information about the Initial Guarantors, see “General Information” elsewhere in this prospectus.

The Initial Guarantors represented 45% and 40% of our consolidated revenues in the year ended December 31, 2010 and in the six month period ended June 30, 2011, respectively.

In addition, a Restricted Subsidiary may become a Guarantor, at its option, by executing a supplemental indenture providing for a Subsidiary Guarantee in accordance with the provisions of the Indenture.

Release

The Indenture provides that, in the event of (a) a transfer, conveyance, sale or other disposition of any Capital Stock of Sercel S.A. or any Equipment Guarantor or (b) the issue by Sercel S.A. or any Equipment Guarantor of any Equity Interests, in either case to any Person other than the Company or a Restricted Subsidiary of the Company, the Company may elect to have such Equipment Guarantor released and relieved of any obligations under their Subsidiary Guarantees, provided that the Net Proceeds of such issuance, transfer, conveyance, sale or other disposition are applied in accordance with the covenant described below under the caption “— Put Option of Holders — Asset Sales” and the Equipment Guarantors have no other guarantees of Indebtedness of the Company or any other Guarantors (other than Permitted Guarantees) then outstanding. If a Restricted Subsidiary has become a Guarantor at its option, it may thereafter be released and relieved of its obligations under its Subsidiary Guarantee at its option, provided that such Guarantor has no guarantee of Indebtedness of the Company or any Guarantor (other than Permitted Guarantees) then outstanding. The Indenture further provides that, for purposes of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, the release of any Subsidiary Guarantee pursuant to provisions described in this paragraph shall be deemed to be an incurrence by the Restricted Subsidiary whose Subsidiary Guarantee is being released of all Indebtedness then held by such Restricted Subsidiary.

The Indenture provides that, in the event of a transfer, conveyance, sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the Capital Stock of any Guarantor, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and the Indenture, provided that the Net Proceeds of such transfer, conveyance, sale or other disposition are applied in accordance with the covenant described below under the caption “— Put Option of Holders — Asset Sales”. A Guarantor will likewise be released and relieved of its obligations under its Subsidiary Guarantee upon the release of any guarantee of Indebtedness of the Company that required such Guarantor to guarantee the Notes pursuant to the covenant described below under the caption “— Certain Covenants — Guarantees of Certain Indebtedness by Restricted Subsidiaries” except a discharge or release by or as a result of direct payment under such guarantee, provided that the Guarantor has no other guarantee of Indebtedness of the Company or any Guarantor (other than Permitted Guarantees) then outstanding. The Indenture also provides that, if the Board of Directors designates a Guarantor to be an Unrestricted Subsidiary, then such Guarantor will be released and relieved of any obligations under its Subsidiary Guarantee and the Indenture, provided that such designation is conducted in accordance with the applicable provisions of the Indenture.

Merger or Consolidation

The Indenture provides that, for so long as a Restricted Subsidiary provides a Subsidiary Guarantee pursuant to the terms of the Indenture, such Guarantor may not consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (other than the Company or another Guarantor), unless:

(a)	the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) shall execute a Subsidiary Guarantee and deliver an opinion of counsel in accordance with the terms of the Indenture;

(b)	immediately after giving effect to such transaction, no Default or Event of Default exists;

(c)	such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have a Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and

(d)	the Company would be permitted by virtue of the Company’s pro forma Consolidated Interest Coverage Ratio, immediately after giving effect to such transaction, to incur at least €1.00 of additional

Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Optional Redemption

At any time prior to June 1, 2016, the Company may redeem the Notes at its option, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption.

The Notes will also be redeemable at the Company’s option on or after June 1, 2016, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the 12-month period beginning June 1 of the years indicated below:

Year	Percentage
2016	103.250%
2017	102.167%
2018	101.083%
2019 and thereafter	100.000%

Further, prior to June 1, 2014, the Company may redeem on any one or more occasions Notes (including Exchange Notes) representing up to 35% of the sum of the aggregate principal amount of the Offered Notes plus any other Notes originally issued under the Indenture after the Issue Date (but excluding for this purpose any Exchange Notes) at a redemption price of 106.500% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of one or more Qualified Equity Offerings, provided that (a) Notes (including Exchange Notes) representing at least 65% of the sum of the aggregate principal amount of the Offered Notes plus any other Notes originally issued under the Indenture after the Issue Date (but excluding for this purpose any Exchange Notes) remain outstanding immediately after the occurrence of each such redemption and (b) such redemption occurs within 90 days of the date of the closing of each such Qualified Equity Offering.

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(a)	if the Notes are listed, in compliance with the requirements of the principal securities exchange on which the Notes are listed; or

(b)	if the Notes are not so listed, on a pro rata basis, in accordance with the procedures of the applicable depository, if any.

No Notes of U.S.$200,000 or less shall be redeemed in part.

Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. For so long as the Notes are listed on the Luxembourg Stock Exchange and for so long as the rules of such exchange require, notices of redemption will be published once by the Trustee, not less than five business days prior to the redemption date, in a newspaper having general circulation in Luxembourg, which is expected to be Luxemburger Wort or if such newspaper ceases to be published or timely publication in it will not be practicable, in such other newspaper as the Trustee deems necessary to give fair and reasonable notice to the holders of Notes. Notices may also be published on the internet site of the Luxembourg Stock Exchange at www.bourse.lu.

Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon surrender of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption.

Redemption for Taxation Reasons

The Indenture provides that the Company may at any time redeem, in whole but not in part, the outstanding Notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of redemption if it or any Guarantor has become or would become obligated to pay any Additional Amounts (as defined under the caption “— Additional Amounts”) in respect of the Notes as a result of:

(a)	(1) any change in or amendment to the laws or treaties (or regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction (as defined under the caption “— Additional Amounts”) or (2) any change in or amendment to any official position regarding the application or interpretation of such laws, treaties, regulations or rulings, which change or amendment is announced and becomes effective on or after the date of the Indenture (or, if the applicable Relevant Taxing Jurisdiction became a Relevant Taxing Jurisdiction on a date after the date of the Indenture, such later date); and

(b)	such obligation cannot be avoided by the Company or any such Guarantor taking reasonable measures available to it.

Notwithstanding the preceding, no notice of redemption will be given earlier than 60 days prior to the earliest date on which the Company could be obligated to pay such Additional Amounts if a payment in respect of the Notes was then due. Prior to giving notice of any such redemption, the Company will deliver to the Trustee (y) an Officers’ Certificate stating that the obligation to pay Additional Amounts cannot be avoided by the Company or any such Guarantor taking reasonable measures available to it and (z) a written opinion of an independent legal counsel to the Company to the effect that the circumstances referred to above exist.

Additional Amounts

The Indenture provides that payments made by or on behalf of the Company or any Guarantor under or with respect to the Notes or the Subsidiary Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge (“Taxes”) imposed or levied by or on behalf of any jurisdiction in which the Company or any Guarantor (including any successor entities) is then organized or resident for tax purposes or any political subdivision thereof or therein or any jurisdiction by or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless the Company or any Guarantor (or any Paying Agent) is required to withhold or deduct Taxes under the laws of the Relevant Taxing Jurisdiction or by the interpretation or administration thereof by the relevant taxing authority. If the Company or any Guarantor (or any Paying Agent) is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes or the Subsidiary Guarantees, the Company or any such Guarantor (and each Paying Agent) will pay to each holder of the Notes that are outstanding on the date of the required payment, such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by such holder (including the Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to any Note:

(a)

surrendered by the holder thereof for payment of principal more than 30 days after the later of (1) the date on which such payment first became due and (2) if the full amount payable has not been received by or on behalf of the relevant holder on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders by the Trustee, except to the extent that the holder would have been entitled to such Additional Amounts on surrendering such Note for payment on the last day of the applicable 30-day period;

(b)	if any tax, assessment or other governmental charge is imposed or withheld by reason of the failure to comply by the holder or, if different, the beneficial owner (ayant-droit) of the Note with a request addressed to such holder or beneficial owner to provide information, documents or other evidence concerning the nationality, residence, identity or connection with the Relevant Taxing Jurisdiction of such holder or beneficial owner which is required or imposed by a statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, assessment or governmental charge;

(c)	held by or on behalf of a holder who is liable for Taxes in respect of such Note by reason of having some connection with the Relevant Taxing Jurisdiction other than the mere purchase, holding or disposition of any Note, or the receipt of payments made by or on behalf of the Company or any Guarantor in respect thereof or any Subsidiary Guarantee, including, without limitation, such holder being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein;

(d)	on account of any estate, inheritance, gift, sale, transfer, personal property or other similar tax, assessment or other governmental charge;

(e)	except in the case of the winding up of the Company or any Guarantor, any Note surrendered for payment in the Republic of France;

(f)	any withholding or deduction imposed on a payment to an individual which is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any agreement between the European Community and any jurisdiction providing for equivalent measures;

(g)	as a result of any combination of (a), (b), (c), (d), (e) or (f) or with respect to any payment made by or on behalf of the Company or any Guarantor in respect of any Note or Subsidiary Guarantee to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent that a beneficiary or settlor or beneficial owner would not have been entitled to any Additional Amounts had such beneficiary or settlor or beneficial owner been the holder; or

(h)	if any withholding or deduction imposed or levied on a payment to a Luxembourg resident individual is required to be made pursuant to the Luxembourg law of 23 December 2005.

The Company or any Guarantor will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish, within 60 days after the date the payment of any Taxes is due pursuant to applicable law, to the Trustee, copies of tax receipts (to the extent received from the relevant tax authorities in the usual course or as generally provided) evidencing that such payment has been made by the Company or any Guarantor. The Trustee will make such evidence available to the holders upon request.

At least 30 days prior to each date on which any payment under or with respect to the Notes or the Subsidiary Guarantees is due and payable, if the Company or any Guarantor becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to each Paying Agent an Officers’ Certificate stating the fact that such Additional Amounts will be payable, and the amount so payable and will set forth such other information as necessary to enable such Paying Agent to pay such Additional Amounts to the holders of the Notes on the payment date. Whenever in the Indenture or this prospectus there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a purchase of the Notes, (c) interest or (d) any other amount payable on or with respect to any of the Notes or the Subsidiary

Guarantees, such mention is deemed to include mention of the payment of Additional Amounts provided for in this section to the extent, that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Company or a Guarantor, as the case may be, will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in the United States, the Republic of France or in any jurisdiction in which a Paying Agent is located from the initial issue or registration of the Notes or on the enforcement of any payments with respect to the Notes or any Subsidiary Guarantee.

The obligations of the Company or any Guarantor described in this “— Additional Amounts” section will survive the satisfaction and discharge of the Indenture, any transfer by a holder or beneficial owner of its notes, and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer or any Guarantor is incorporated, engaged in business for tax purposes or resident for tax purposes or any jurisdiction from or through which such Person makes any payment on the notes and any department or any political subdivision thereof or therein.

Mandatory Redemption

Except as set forth below under the caption “— Put Option of Holders”, the Company will not be required to make mandatory redemption or sinking fund payments with respect to the Notes.

Put Option of Holders

Change of Control

The Indenture provides that, upon the occurrence of a Change of Control, each holder will have the right to require the Company to purchase all or any portion (equal to U.S.$200,000 or an integral multiple of U.S.$1,000 in excess thereof) of the holder’s Notes, pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase (the “Change of Control Payment”).

Within 30 days following a Change of Control, the Company will give notice to each holder of Notes, in the manner described under the caption “— Notices”, and the Trustee describing the transaction that constitutes the Change of Control and offering to purchase the Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such conflict.

On or before the Change of Control Payment Date, the Company will, to the extent lawful:

(a)	accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(b)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(c)	deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly deliver to each holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, however, that each such new Note will be in a principal amount of U.S.$200,000 or an integral multiple of U.S.$1,000 in excess thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction. In addition, the Company could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect the Company’s capital structure or the value of the Notes, but that would not constitute a Change of Control. The occurrence of a Change of Control may result in a default under the agreement governing other senior indebtedness of the Company including the term loan facility, giving the lenders thereunder the right to require the Company to repay all outstanding obligations thereunder, possibly limiting the Company’s ability to purchase the Notes upon a Change of Control. The Company’s ability to purchase the Notes following a Change of Control may also be limited by the Company’s then existing financial resources. Should a Change of Control occur at a time when the Company lacks sufficient funds to make the Change of Control Payments or is prohibited from purchasing the Notes under instruments governing other senior indebtedness (and the Company is unable to obtain the consent of the holders of such senior indebtedness or to prepay such senior indebtedness), an Event of Default would occur under the Indenture. See “— Events of Default and Remedies”. See “Risk Factors — Risks Related to the Notes — Although the occurrence of specific change of control events affecting us will permit you to require us to repurchase your notes, we may not be able to repurchase your notes”.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. The Company will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The provisions of the Indenture relating to the Company’s obligation to make a Change of Control Offer may be waived or modified, prior to the occurrence of a Change of Control, with the written consent of the holders of a majority in aggregate principal amount of the then outstanding Notes.

A “Change of Control” will be deemed to have occurred upon the occurrence of any of the following:

(a)	the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole;

(b)	the adoption, by holders of Capital Stock of the Company, of a voluntary plan relating to the liquidation or dissolution of the Company;

(c)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d) (3) of the Exchange Act) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding Voting Stock of the Company; or

(d)	the first day on which more than a majority of the members of the Board of Directors are not Continuing Directors;

provided, however, that a transaction in which the Company becomes a Subsidiary of another Person (other than a Person that is an individual) shall not constitute a Change of Control if (1) the shareholders of the

Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding Voting Stock of such other Person immediately following the consummation of such transaction and (2) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other Person (but including the holders of the Equity Interests of such other Person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding Voting Stock of the Company.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Issue Date or (b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the members of the Board of Directors who were members of the Board of Directors on the Issue Date or who were so elected to the Board of Directors thereafter.

The definition of Change of Control includes an event by which the Company sells, leases, transfers, conveys or otherwise disposes of all or substantially all of the properties or assets of the Company and its Subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the properties or assets of the Company and its Subsidiaries, taken as a whole, may be uncertain. In addition, holders of the Notes should note that recent case law suggests that, in the event that incumbent directors are replaced as a result of a contested election, issuers may nevertheless avoid triggering a change of control under clauses similar to clause (d) of the definition of “Change of Control” if the outgoing directors were to approve the new directors for the purposes of that clause.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale (excluding for this purpose an Event of Loss) unless:

(a)	the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in accordance with the definition of such term set out below under the caption “— Certain Definitions”, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(b)	at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents;

provided, however, that the amount of (1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or such Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or the Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (2) any securities, notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted within 180 days by the Company or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) shall be deemed to be cash for purposes of this provision.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale (including, without limitation, any Event of Loss), the Company or any such Restricted Subsidiary may apply such Net Proceeds to (a) permanently repay the principal of any Indebtedness of the Company ranking in right of payment at least pari passu with the Notes or any Indebtedness of such Restricted Subsidiary (provided that if such Restricted Subsidiary is a Guarantor, then such Indebtedness shall rank in right of payment at least pari passu with its Subsidiary

Guarantee), (b) make capital expenditures in respect of Strategic Assets or (c) acquire (including by way of a purchase of assets or a majority of the Voting Stock of a Person, by merger, by consolidation or otherwise) Strategic Assets, provided that if the Company or such Restricted Subsidiary enters into a binding agreement to acquire such Strategic Assets within such 365-day period, but the consummation of the transactions under such agreement has not occurred within such 365-day period and such agreement has not been terminated, then such 365-day period will be extended by 90 days to permit such consummation. If such consummation does not occur, or such agreement is terminated within such 90-day extension period, then the Company may apply, or cause such Restricted Subsidiary to apply, within 90 days after the end of such initial 90-day extension period or the effective date of such termination, whichever is earlier, such Net Proceeds as provided in clauses (a) through (c) of this paragraph. Pending the final application of any such Net Proceeds, the Company or any such Restricted Subsidiary may temporarily reduce outstanding revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in clauses (a) through (c) of this paragraph will be deemed to constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds exceeds €10,000,000, the Company will be required to make an offer to all holders of the Notes (an “Asset Sale Offer”) to purchase the maximum principal amount of the Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture; provided, however, that, if the Company is required to apply such Excess Proceeds to purchase, or to offer to purchase, any Pari Passu Indebtedness, the Company shall only be required to offer to purchase the maximum principal amount of the Notes that may be purchased out of the amount of such Excess Proceeds multiplied by a fraction, the numerator of which is the aggregate principal amount of the Notes outstanding and the denominator of which is the aggregate principal amount of the Notes outstanding plus the aggregate principal amount of Pari Passu Indebtedness outstanding. To the extent that the aggregate principal amount of the Notes tendered pursuant to an Asset Sale Offer is less than the amount that the Company is required to purchase, the Company may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by the Indenture. If the aggregate principal amount of the Notes surrendered by holders thereof exceeds the amount that the Company is required to purchase, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

The Company will not, and will not permit any Restricted Subsidiary to, enter into or suffer to exist any agreement (other than any agreement governing the Company’s or any Restricted Subsidiary’s Credit Facilities) that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make an Asset Sale Offer. The agreements governing the Company’s existing Credit Facilities contain and the agreements governing the Company’s future Credit Facilities may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of Notes of their right to require the Company to repurchase the Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws and regulations are applicable in connection with the purchase of the Notes as a result of an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such conflict.

Certain Covenants

Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(a)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any of its Restricted Subsidiaries (other than any such Equity Interests owned by the Company or any of its Restricted Subsidiaries);

(b)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness that is subordinated in right of payment to the Notes or the Subsidiary Guarantees, as the case may be, except a payment of interest or principal at Stated Maturity; or

(c)	make any Restricted Investment,

(all such payments and other actions set forth in clauses (a) through (c) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(3)	such Restricted Payment, together with (x) the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Reference Date (excluding Restricted Payments permitted by clauses (b) through (e) and, to the extent deducted in computing Consolidated Net Income, (f) and (g) of the next succeeding paragraph), and (y) the aggregate amount of all dividends and other payments or distributions paid subsequent to the Reference Date on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company’s Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company, (ii) dividends or distributions payable to the Company or any of its Restricted Subsidiaries or (iii) if the Restricted Subsidiary making such dividend is not a Wholly Owned Restricted Subsidiary, dividends to its shareholders on a pro rata basis), is less than the sum (without duplication) of the following:

(A)	50% of the cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from January 1, 2005 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(B)	100% of the aggregate of (1) the net cash proceeds and (2) the fair market value of Strategic Assets transferred or conveyed to the Company (as valued at the time of transfer or conveyance to the Company, and as determined in the manner contemplated by the definition of the term “fair market value”), in each case received by the Company since the Reference Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issuance or sale of Disqualified Stock or debt securities of the Company that have been converted into, or exchanged or redeemed for, such Equity Interests (other than any such Equity Interests, Disqualified Stock or convertible debt securities sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into, or exchanged or redeemed for, Disqualified Stock); plus

(C)	to the extent that any Restricted Investment that was made after the Reference Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(D)	if any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary, the lesser of (1) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Subsidiary as of the date of redesignation and (2) the amount of such Investments.

The preceding provisions will not prohibit any of the following:

(a)	the payment of any dividend within 60 days after the date of declaration thereof if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of the Company or any Guarantor or any Equity Interests of the Company or any of its Restricted Subsidiaries in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock), provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(B) of the preceding paragraph;

(c)	the defeasance, redemption, purchase, retirement or other acquisition of subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, Permitted Refinancing Indebtedness;

(d)	the payment of any dividend or distribution by a Restricted Subsidiary of the Company to the Company or any of its Wholly Owned Restricted Subsidiaries;

(e)	repurchases of Equity Interests deemed to occur upon exercise of stock options, if such Equity Interests represent a portion of the exercise price of such stock options;

(f)	so long as no Default has occurred and is continuing, the repurchase or other acquisition for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company for allocation (as a free allocation or otherwise) to directors, officers and employees of the Company and its Restricted Subsidiaries not in excess of €2,500,000 in any 12-month period;

(g)	so long as no Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any member of the Company’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the Issue Date; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed €1,000,000 in any 12-month period;

(h)	loans or advances in the ordinary course of business to Affiliates or Persons with which the Company or a Subsidiary may have contractual arrangements in any jurisdiction reasonably necessary to be made in connection with conducting the business of the Company or a Subsidiary in such jurisdiction in a form that is customary to address foreign investment regulation or practice in such jurisdiction, in an aggregate amount not to exceed €2,000,000 outstanding at any one time;

(i)	so long as no Default has occurred and is continuing, advances constituting Investments or loans to directors, officers and employees of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of €1,000,000 at any one time outstanding; and

(j)	other Restricted Payments not to exceed €15,000,000 in the aggregate.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such

Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined in the manner contemplated by the definition of the term “fair market value”, and the results of such determination shall be evidenced by an Officers’ Certificate delivered to the Trustee. Not later than 10 business days following the date of making any Restricted Payment (other than a Restricted Payment permitted by clauses (b) through (d) of the preceding paragraph), the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “Restricted Payments” were computed.

Incurrence of Indebtedness and Issuance of Disqualified Stock

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur” or an “incurrence”) any Indebtedness (including, without limitation, any Acquired Indebtedness) and that the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company or any Guarantor may incur Indebtedness or issue Disqualified Stock, and any Restricted Subsidiary may incur Acquired Indebtedness, in each case if the Consolidated Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 3.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness or Disqualified Stock had been issued or incurred, as the case may be, at the beginning of such four-quarter period.

The preceding paragraph will not apply to the incurrence by the Company or any of its Restricted Subsidiaries of any of the following Indebtedness:

(a)	Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) €125,000,000, plus any fees, premiums, expenses (including costs of collection), indemnities and similar amounts payable in connection with such Indebtedness, and less any amounts derived from Asset Sales and applied to the permanent reduction of Indebtedness under Credit Facilities in accordance with the covenant described under the caption “— Put Option of Holders — Asset Sales” and (y) 10% of the Company’s Consolidated Total Assets;

(b)	Existing Indebtedness;

(c)	Hedging Obligations;

(d)	Indebtedness represented by the Offered Notes, the Exchange Notes issued in connection with the Exchange Offer or the Subsidiary Guarantees;

(e)	intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries, provided that (1) if the Company or any Guarantor is the obligor on such Indebtedness, then the Indebtedness must be unsecured and expressly subordinated in right of payment to the Company’s obligations with respect to the Notes or such Guarantor’s obligations under its Subsidiary Guarantee, as the case may be, and (2) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary of the Company, or any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary of the Company, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, as of the date of such issuance, sale or other transfer that is not permitted by this clause (e);

(f)	Indebtedness in respect of bid, performance or surety bonds issued for the account of the Company or any of its Restricted Subsidiaries in the ordinary course of business, including guarantees or obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);

(g)	Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations (or any guarantee thereof or indemnity with respect thereto), in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (g), not to exceed €20,000,000 at any time outstanding;

(h)	the guarantee by the Company of Indebtedness of any of its Restricted Subsidiaries or by any Restricted Subsidiary of Indebtedness of the Company or another Restricted Subsidiary, in each case, that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or a Subsidiary Guarantee, then the guarantee shall be subordinated to the same extent as the Indebtedness guaranteed;

(i)	intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries incurred in the ordinary course of business in connection with cash pooling or other cash management arrangements;

(j)	Permitted Refinancing Indebtedness incurred in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund Indebtedness incurred pursuant to the first paragraph and clauses (b), (d), (g) and (j) of the second paragraph of this covenant;

(k)	Indebtedness of Restricted Subsidiaries of the Company (other than Guarantors) in an aggregate principal amount not to exceed 5% of the Company’s Consolidated Total Assets minus the sum of all Indebtedness of Restricted Subsidiaries of the Company (other than Guarantors) then outstanding; and

(l)	any additional Indebtedness of the Company or any Guarantor in an aggregate principal amount not in excess of €25,000,000 at any one time outstanding and any guarantee thereof.

The Indenture also provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or of such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Subsidiary Guarantees of such Guarantor, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or of such Guarantor, as the case may be; provided, however, that no Indebtedness shall be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Disqualified Stock” covenant, if an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (l) of the second paragraph, or is entitled to be incurred pursuant to the first paragraph, of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant.

The reclassification as Indebtedness of operating leases due to a change in accounting principles will not be deemed to be an incurrence of Indebtedness for the purposes of this covenant.

Liens

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any property or asset now owned or hereafter acquired, or any income or profits therefrom, except Permitted Liens, to secure (a) any Indebtedness of the Company or such Restricted Subsidiary (if it is not also a Guarantor), unless prior to, or contemporaneously therewith, the Notes are equally and ratably secured, or (b) any Indebtedness of any Guarantor, unless prior to, or contemporaneously therewith, the Subsidiary Guarantee of such Guarantor is equally and ratably secured; provided, however, that if such Indebtedness is expressly subordinated to the Notes or any Subsidiary Guarantee, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or the Subsidiary Guarantee, as the case may be, with the same relative priority as such Indebtedness has with respect to the Notes or the Subsidiary Guarantee. The incurrence of secured Indebtedness by the Company and its Restricted Subsidiaries is subject to further limitations on the incurrence of Indebtedness as described under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock”.

Sale-and-Leaseback Transactions

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale-and-leaseback transaction; provided, however, that the Company or any Restricted Subsidiary, as applicable, may enter into a sale-and-leaseback transaction if:

(a)	the Company or such Restricted Subsidiary could have (1) incurred Indebtedness in an amount equal to the Attributable Indebtedness relating to such sale-and-leaseback transaction pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Disqualified Stock” and (2) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “— Liens”;

(b)	the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value (as determined in accordance with the definition of such term, the results of which determination shall be set forth in an Officers’ Certificate delivered to the Trustee) of the property that is the subject of such sale-and-leaseback transaction; and

(c)	the transfer of assets in such sale-and-leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Put Option of Holders — Asset Sales”, if applicable.

Issuances and Sales of Capital Stock of Restricted Subsidiaries

The Indenture provides that the Company (a) will not, and will not permit any Restricted Subsidiary of the Company to, transfer, convey, sell or otherwise dispose of any Capital Stock of any Restricted Subsidiary of the Company to any Person other than the Company or a Restricted Subsidiary of the Company, and (b) will not permit any Restricted Subsidiary of the Company to issue any of its Equity Interests to any Person other than to the Company or a Restricted Subsidiary of the Company (except, in the case of both clauses (a) and (b) above, as required in the manner described in clause (b) under the definition of “Wholly Owned Restricted Subsidiary”, provided that the business and management of the Restricted Subsidiary is, by contract or otherwise, controlled by the Company), unless:

(a)	the Net Proceeds from such issuance, transfer, conveyance, sale or other disposition are applied in accordance with the covenant described above under the caption “— Put Option of Holders — Asset Sales” and

(b)	immediately after giving effect to such transfer, conveyance, sale or other disposition, such Restricted Subsidiary either continues to be a Restricted Subsidiary or, if such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, any remaining Investment in such Restricted Subsidiary would have been permitted to be made under the covenant described above under the caption “— Restricted Payments” if made on the date of such transfer, conveyance, sale or other disposition.

For purposes of this covenant, the creation or perfection of a Lien on any Capital Stock of a Restricted Subsidiary of the Company to secure any Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a disposition of such Capital Stock, provided that any sale by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to do any of the following:

(a)	(1) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or (2) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of:

(1)	agreements governing Credit Facilities or Existing Indebtedness, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such agreements and amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favorable to the holders of the Notes, taken as a whole, with respect to such dividend and other payment restrictions, than those contained, in the case of Credit Facilities, in agreements governing Credit Facilities or, in the case of Existing Indebtedness, in agreements governing such Existing Indebtedness, in either case as in effect on the date of the Indenture;

(2)	the Indenture, the Notes and the Subsidiary Guarantees;

(3)	any agreement for the sale or other disposition of Equity Interests in a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(5)	by reason of customary provisions restricting the subletting or assignment of any lease or the transfer of copyrighted or patented materials;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (c) above on the property so acquired;

(7)	customary provisions in agreements for the sale of property or assets;

(8)	customary provisions in agreements that restrict the assignment of such agreements or rights thereunder;

(9)	provisions with respect to the disposition or distribution of assets or property in any joint venture agreement, assets sale agreement, stock sale agreement or other similar agreement, in each case entered into in the ordinary course of business, but in each case only to the extent such encumbrance or restriction relates to the transfer of the property, or encumbers or restricts the assets, subject to such agreement;

(10)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(11)	Permitted Refinancing Indebtedness, provided that the encumbrances and restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favorable to the holders of the Notes, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(12)	any Liens not prohibited by the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens; or

(13)	applicable law.

Transactions with Affiliates

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(a)	such Affiliate Transaction is in writing and on terms that, when taken as a whole, are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person or, if there is no such comparable transaction, on terms that are fair and reasonable to the Company or such Restricted Subsidiary; and

(b)	the Company delivers to the Trustee (1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €2,000,000, an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and (2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €5,000,000, a resolution of the Board of Directors set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (3) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of €15,000,000, an opinion as to the fairness to the Company or the relevant Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm that is, in the judgment of the Board of Directors, qualified to render such opinion and is independent with respect to the Company;

provided, however, that the following shall be deemed not to be Affiliate Transactions:

(A)	any employment agreement or other employee compensation plan or arrangement (including stock option plans) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary;

(B)	transactions between or among the Company and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(C)	loans or advances to officers, directors and employees of the Company or any of its Restricted Subsidiaries made in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries in an aggregate amount not to exceed €1,000,000 outstanding at any one time;

(D)	indemnities of officers, directors and employees of the Company or any of its Restricted Subsidiaries permitted by provisions of the organizational documents of the Company or such Restricted Subsidiary or applicable law;

(E)	the payment of reasonable and customary regular fees to directors of the Company or any of its Restricted Subsidiaries who are not employees of the Company or any Subsidiary;

(F)	any agreement or arrangement in effect as of the Issue Date or any amendment thereto or replacement thereof or any transaction contemplated thereby (including pursuant to any amendment or replacement agreement) so long as any such amendment or replacement agreement, taken as a whole, is no more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date; and

(G)	Restricted Payments and Permitted Investments that are permitted by the provisions of the Indenture described above under the caption “— Restricted Payments”.

Guarantees of Certain Indebtedness by Restricted Subsidiaries

The Indenture provides that the Company will not permit any Restricted Subsidiary, directly or indirectly, to guarantee any Indebtedness of the Company or any Guarantor (the “Other Company Indebtedness”) other than Permitted Guarantees unless such Restricted Subsidiary (if it is not already a Guarantor) contemporaneously executes and delivers a Subsidiary Guarantee and a supplemental indenture to the Indenture in accordance with its terms, which Subsidiary Guarantee will be senior to such Restricted Subsidiary’s guarantee of such Other Company Indebtedness if such Other Company Indebtedness so guaranteed is subordinated Indebtedness.

Conduct of Business

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the business being conducted on the Issue Date and such other businesses as are reasonably necessary or desirable to facilitate the conduct and operation of, or ancillary or reasonably related to, such businesses, except to the extent as would not be material to the Company and its Restricted Subsidiaries, taken as a whole.

Anti-Layering

The Indenture provides that the Company will not and will not permit any Guarantor to incur, directly or indirectly, any Indebtedness that is subordinated in right of payment to any Indebtedness of the Company or the Guarantor, as the case may be, unless the Indebtedness so incurred is either pari passu with, or subordinated in right of payment to, the Notes or the relevant Subsidiary Guarantee, as the case may be.

Unsecured Indebtedness will not be deemed to be subordinated in right of payment to secured Indebtedness solely because it is unsecured, and Indebtedness that is not guaranteed by a particular Person is not deemed to be subordinated in right of payment to Indebtedness that is so guaranteed solely because it is not so guaranteed.

Reports

Whether or not the Company is required to do so by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission (unless the Commission will not accept such a filing):

(i)	within the time periods specified in the Commission’s rules and regulations, all annual financial and other information with respect to the Company and its Subsidiaries that would be required to be contained in a filing with the Commission on Form 20-F, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and a report thereon by the Company’s certified independent accountants; and

(ii)	within 60 days after the end of each of the first and third quarters of each fiscal year (and within 75 days after the end of the second quarter of each fiscal year), reports on Form 6-K, or any successor form, attaching (a) unaudited consolidated financial statements for the Company for the period then ended (and the comparable period in the prior year), in each case prepared in accordance with GAAP (as in effect on the date of such report or financial information) and (b) the information relating to the Company described in Item 5 of Form 20-F (i.e., Operating and Financial Review and Prospects).

Within 15 days of filing, or attempting to file, such information with the Commission, the Company shall furnish such information to the holders of the Notes.

For so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such stock exchange so require, the above information will also be made available in Luxembourg, free of charge, through the offices of the Paying Agent in Luxembourg.

In addition, the Company will furnish to the holders of the Notes and to prospective investors, upon the requests of such holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Future Designation of Restricted and Unrestricted Subsidiaries

The preceding covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary, or by the redesignation by the Company of an Unrestricted Subsidiary as a Restricted Subsidiary.

The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by the Company and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation, in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payments would be permitted by the terms of the Indenture at such time and if such Restricted Subsidiary otherwise meets the definition of “Unrestricted Subsidiary”. The Company may not designate any Restricted Subsidiary to be an Unrestricted Subsidiary at any time during which the Company maintains Investment Grade Status.

The Board of Directors may also redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation complies with the requirements of the Indenture described in the definition of “Unrestricted Subsidiary.” If the aggregate amount of all Restricted Payments calculated for purposes of the first paragraph of the covenant described under the caption “— Restricted Payments” above includes an Investment in an Unrestricted Subsidiary that subsequently becomes a Restricted Subsidiary pursuant to the terms of this paragraph, then the aggregate amount of such Restricted Payments will be reduced by the lesser of (a) an amount equal to the fair market value of the Investments previously made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary at the time it becomes a Restricted Subsidiary and (b) the amount of such Investments.

Any designation or redesignation pursuant to this covenant by the Board of Directors will be evidenced by the filing with the Trustee of a Board Resolution giving effect to such action and evidencing the valuation of any Investment relating thereto (as determined in good faith by the Board of Directors) and an Officers’ Certificate certifying that such action and valuation complied with the preceding requirements.

Effectiveness of Covenants and Events of Default

The covenants described under clauses (c) and (d) under “— Subsidiary Guarantees — Merger or Consolidation”, “— Certain Covenants — Restricted Payments”, “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, “— Certain Covenants — Dividend and Other Payment Restrictions Affecting Subsidiaries”, “— Certain Covenants — Transactions with Affiliates”, “— Certain Covenants — Conduct of Business”, “— Put Option of Holders — Asset Sales”, clauses (a)(1), (b) and (c) under “— Certain Covenants — Sale-and-Leaseback Transactions”, and “— Certain Covenants — Issuances and Sales of Capital Stock of Restricted Subsidiaries” and the Events of Default described under clauses (e) and (f)(4) under “— Events of Default and Remedies” (collectively, the “Suspended Provisions”) will no longer be in effect upon the Company attaining Investment Grade Status. If at any time the Company’s credit rating is downgraded from Investment Grade Status, then the Suspended Provisions will thereafter be reinstated as if such covenants had never been suspended and be applicable pursuant to the terms of the Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the Indenture), unless and until the Company subsequently attains Investment Grade Status (in which event the Suspended Provisions shall again no longer be in effect for such time that the Company maintains Investment Grade Status); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture with respect to the Suspended Provisions based on, and none of the Company or any of its Subsidiaries shall bear any liability for, any actions taken or events occurring after the Company attains Investment Grade Status and before any reinstatement of such Suspended Provisions as provided above, or any actions taken at any time pursuant to any contractual obligation arising prior to such reinstatement, regardless of whether such actions or events would have been permitted if the applicable Suspended Provisions remained in effect during such period. There can be no assurance that the Notes will ever achieve Investment Grade Status or that any such rating, if achieved, will be maintained.

Events of Default and Remedies

The Indenture provides that each of the following constitutes an Event of Default:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of or premium, if any, on the Notes;

(c)	failure by the Company to comply with the provisions described under the caption “— Put Option of Holders”;

(d)	failure by the Company for 30 days after it receives written notice from the Trustee or at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes;

(e)	the declaration or payment of any dividend or the making of any other payment or distribution described in subclause (y) of clause (3) under the caption “— Certain Covenants — Restricted Payments”, which declaration, payment or distribution would not be permitted by the provisions described under the caption “— Certain Covenants — Restricted Payments” if it were treated as a Restricted Payment;

(f)	the Company consolidates or merges (fusion) with or into (whether or not the Company is the surviving corporation), or sells, assigns, transfers, leases, conveys, demerges (scission) or otherwise disposes of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1)	the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made is a corporation organized or existing under the laws of the United States (or any state thereof or the District of Columbia), the Republic of France or any other member state of the European Union (as constituted on the Issue Date);

(2)	the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee;

(3)	immediately after such transaction no Default or Event of Default exists;

(4)	except in the case of a merger of the Company with or into a Restricted Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance, demerger or other disposition shall have been made:

(A)	will have a Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and

(B)	will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least €1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”; and

(5)	the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers’ Certificate and an opinion of counsel stating that such consolidation, merger or disposition and any supplemental indenture in respect thereto comply with this provision and that all conditions precedent in the Indenture relating to such transaction or transactions have been complied with;

(g)	a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee exists on the date of the Indenture or is created after the date of the Indenture, which default (1) is caused by a failure to pay principal of or premium or interest on such Indebtedness prior to the expiration of any grace period provided in such Indebtedness, including any extension thereof (a “Payment Default”), or (2) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates in excess of €10,000,000 and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(h)	failure by the Company or any of its Restricted Subsidiaries to pay final judgments (not covered by insurance) aggregating in excess of €10,000,000, which judgments are not paid, discharged or stayed for a period of 60 days;

(i)	failure by any Guarantor to perform any covenant set forth in its Subsidiary Guarantee, or the repudiation by any Guarantor of its obligations under its Subsidiary Guarantee or the unenforceability of any Subsidiary Guarantee for any reason other than as provided in the Indenture; and

(j)	certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary.

If any Event of Default occurs and is continuing, the Trustee may, by notice to the Company, or the Holders of at least 25% in principal amount of the then outstanding Notes may, by notice to the Company and the Trustee, and the Trustee shall, upon the request of such Holders, declare all the Notes to be due and payable immediately. Upon any such declaration, the Notes shall become due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Company or any Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. The holders of a majority in principal amount of the then outstanding Notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except non-payment of principal, interest or premium that have become due solely because of such acceleration) have been cured or waived. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

The holders of a majority in principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the principal of or interest on the Notes.

The Company will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company will be required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder or other owner of Capital Stock of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of the obligations of itself and the Guarantors discharged with respect to the outstanding Notes and the Subsidiary Guarantees, respectively (“Legal Defeasance”), except for:

(a)	the rights of holders of outstanding Notes to receive payments in respect of the principal of and premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(b)	the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer or exchange of the Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)	the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and any Guarantor’s obligations in connection with them; and

(d)	the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. If Covenant Defeasance occurs, certain other events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)

the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay the principal of and premium and interest on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service and the French tax authority a ruling or (B) since the date of the Indenture, there has been a change in the applicable income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal or French income tax purposes, respectively, as a result of such Legal Defeasance and will be subject to U.S. federal or French income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal or French income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal or French income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing either (A) on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or (B) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 550th day after the date of deposit;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(6)	the Company must have delivered to the Trustee an opinion of counsel to the effect that, after the 550th day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Company must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes over the other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(8)	the Company must deliver to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment and Waiver

Except as provided below, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a tender offer or exchange offer for the Notes).

Without the consent of each holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(a)	reduce the principal amount of the Notes whose holders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption or purchase of the Notes by the Company;

(c)	reduce the rate of or change the time for payment of interest on any Note;

(d)	waive a Default or Event of Default in the payment of principal of or premium or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(e)	make any Note payable in money other than that stated in the Notes;

(f)	make any change in the provisions of the Indenture relating to waivers of past defaults or the rights of holders of the Notes to receive payments of principal of or premium or interest on the Notes;

(g)	waive a redemption or repurchase payment with respect to any Note;

(h)	make any change in the ranking of the Notes relative to other Indebtedness of the Company or the Subsidiary Guarantees relative to other Indebtedness of the Guarantors, in either case in a manner adverse to the holders;

(i)	release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture;

(j)	make any change in the provisions described under the caption “— Additional Amounts” in a manner adverse to the holders; or

(k)	make any change in the preceding amendment, supplement and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of the Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company’s obligations to holders of the Notes in the case of a merger or consolidation or sale of all or substantially all of the Company’s properties or assets, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not materially adversely affect the legal rights under the Indenture of any such holder, to secure the Notes pursuant to the requirements of the covenant described above under the caption “— Certain Covenants — Liens”, to add any Guarantor or to release any Guarantor from its Subsidiary Guarantee, in each case as provided in the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Neither the Company nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver, amendment or supplement of any terms or provisions of the Indenture or the Notes, unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend or supplement in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1)	either:

(a)	all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(b)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust solely for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not previously delivered to the Trustee for cancellation, including principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3)	the Company and each Guarantor has paid or caused to be paid all other sums payable by it under the Indenture; and

(4)	the Company has delivered an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Trustee

The Bank of New York Mellon serves as trustee under the Indenture.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest and a Default occurs it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee or resign.

The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (that is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and the Subsidiary Guarantees are governed by the laws of the State of New York.

Consent to Jurisdiction

The Indenture provides that any suit, action or proceeding with respect to the Indenture, the Notes or the Subsidiary Guarantees may be brought in any New York state or federal court located in the Borough of Manhattan in the City of New York (“New York Court”) and that the Company and the Guarantors will submit to the non-exclusive jurisdiction of such courts.

Enforceability of Judgments; Indemnification for Foreign Currency Judgments

A significant portion of the assets of the Company and its subsidiaries is outside the United States, so any judgment obtained in the United States against the Company or any Guarantor, including judgments relating to payments with respect to the Notes, may not be fully collectible within the United States.

The Company has been informed by its French counsel that a final judgment for a sum of money in relation to the Indenture or the Notes obtained in any New York Court would be recognized and enforceable by the French courts without re-examination or re-litigation of the matters adjudicated, through an action for exequatur brought before the competent French court, provided that the court is satisfied that the requirements developed by case law for the enforcement of foreign judgments in France are met, and in particular provided that:

(a)	the judgment concerned is enforceable in the State of New York;

(b)	such judgment has been rendered by a court having jurisdiction over the parties both under its own rules of jurisdiction and in accordance with French rules of international conflicts of jurisdiction and the French courts did not have exclusive jurisdiction to hear the matter;

(c)	the court that rendered such judgment has applied to the merits of the case the laws of the jurisdiction which would have been considered appropriate under French rules of international conflicts of laws;

(d)	the judgment is not contrary to French international public policy (ordre public international), both pertaining to the merits and to the procedure of the case;

(e)	the judgment is not tainted with fraud; and

(f)	the judgment does not conflict with a French judgment or a foreign judgment which has become effective in France and there is no risk of conflict with proceedings pending before the French courts at the time enforcement of the judgment is sought.

The Indenture also provides that obligations of the Company to any holder of the Notes or the Trustee shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than United States dollars (the “Agreement Currency”), be discharged only to the extent that on the day following receipt by such holder of the Notes or the Trustee, as the case may be, of any amount in the Judgment Currency, such holder of the Notes or the Trustee may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the amount originally to be paid to such holder of the Notes or the Trustee, as the case may be, in the Agreement Currency, the Company agrees, as a separate obligation and notwithstanding such judgment, to pay to such holder of Notes or the Trustee, as the case may be, the difference, and if the amount of the Agreement Currency so purchased exceeds the amount originally to be paid to such holder of the Notes or the Trustee, as the case may be, such holder of the Notes or the Trustee, as the case may be, agrees to pay to or for the account of the Company such excess, provided that such holder of the Notes or the Trustee, as the case may be, shall not have any obligation to pay any such excess as long as a default by the Company or any Guarantor in its obligations under the Notes, the Indenture or the Subsidiary Guarantees has occurred and is continuing, in which case such excess may be applied by such holder of the Notes or the Trustee, as the case may be, to such obligations.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Registration Rights Agreement without charge by contacting Compagnie Générale de Géophysique-Veritas, Tour Maine Montparnasse, 33 avenue de Maine, BP 191, 75755 Paris CEDEX 15, France, Attention: Investor Relations Officer, Telephone (33) 1 64 47 45 00.

Replacement, Transfer and Exchange

If any Note at any time is mutilated, destroyed, stolen or lost, such Note may be replaced at the cost of the applicant at the office of the Trustee or the office of the Registrar in Luxembourg. The applicant for a new Note must, in the case of any mutilated Note, surrender such Note to the Trustee or the Registrar in Luxembourg, as applicable, and, in the case of any lost, destroyed or stolen Note, furnish evidence satisfactory to the Trustee or the Registrar in Luxembourg, as applicable, of such loss, destruction or theft, together with such indemnity as the Trustee or the Registrar in Luxembourg, as applicable, and the Company may require.

Initially, the Trustee will act as Registrar and Transfer Agent in New York, and Notes may be presented for registration of transfer and exchange at the office of the Trustee in New York, New York. Dexia Banque Internationale à Luxembourg will act initially as Transfer Agent in Luxembourg, and Notes may be presented for registration of transfer and exchange at its office located at 69, route d’Esch 2953 Luxembourg.

A holder of the Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any transfer tax or similar governmental charge required by law. The Company and the Registrar are not required to transfer or exchange any Note selected for redemption. Also, the Company and the Registrar are not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes, and all references to “holders” in this “Description of the Notes” are to registered holders unless otherwise indicated.

Purchase

The Company, the Trustee and their respective Affiliates may at any time and from time to time purchase any Note or a beneficial interest in any Note in the open market or otherwise at any price.

Notices

Any notice to Noteholders will be mailed by first class mail or delivered by overnight air courier guaranteeing next day delivery, in each case to their respective registered addresses shown on the register kept by the Registrar. In addition, for so long as the Notes are listed on the Luxembourg Stock Exchange and its rules so require, any such notice (including notices of redemption) will be published in a newspaper having general circulation in Luxembourg, which is expected to be the Luxemburger Wort, or if such newspaper ceases to be published or timely publication in it will not be practicable, in such other newspaper as the Trustee deems necessary to give fair and reasonable notice to the Noteholders. Notices may also be published on the internet site of the Luxembourg Stock Exchange at www.bourse.lu. Also for so long as the Notes are listed on the Luxembourg Stock Exchange, the Company will provide to the exchange a copy of all notices to Noteholders.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means, with respect to a specified Person, (a) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person or (b) Indebtedness relating to properties or assets acquired by such specified Person. Acquired Indebtedness shall be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of properties or assets from such Person.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of the Indenture, “control”, as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of Voting Stock, by agreement or otherwise; provided, however, that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of the Indenture, the terms “controlling”, “controlled by” and “under common control with” have correlative meanings.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(a)	1.0% of the principal amount of the Note; and

(b)	the excess of (1) the present value at such redemption date of (A) the redemption price of the Note at June 1, 2016 (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (B) all required interest payments due on the Note during the period from such redemption date through June 1, 2016 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points over (2) the principal amount of the Note, if greater.

“Asset Sale” means:

(a)	the sale, lease, conveyance or other disposition (a “disposition”) of any properties or assets (including, without limitation, by way of a sale-and-leaseback), excluding dispositions in the ordinary course of business (provided that the disposition of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole will be subject to the provisions of the Indenture described above under the caption “— Put Option of Holders — Change of Control” and the provisions described above in clause (f) under the caption “— Events of Default and Remedies” and not to the provisions of the Asset Sales covenant);

(b)	the issue or sale by the Company or any of its Restricted Subsidiaries of Equity Interests of any of the Company’s Subsidiaries; and

(c)	any Event of Loss,

whether, in the case of clause (a), (b) or (c), in a single transaction or a series of related transactions, provided that such transaction or series of related transactions (1) involves properties or assets having a fair market value in excess of €2,500,000 or (2) results in the payment of net proceeds (including insurance proceeds from an Event of Loss) in excess of €2,500,000. Notwithstanding the preceding provisions of this definition, the following transactions will be deemed not to be Asset Sales:

(A)	a disposition of obsolete or excess equipment or other properties or assets;

(B)	a disposition of properties or assets (including Equity Interests) by the Company to a Restricted Subsidiary or by a Restricted Subsidiary to the Company or to a Restricted Subsidiary;

(C)	a disposition of cash or Cash Equivalents;

(D)	a disposition of properties or assets (including Equity Interests) that constitutes a Restricted Payment that is permitted by the provisions of the Indenture described above under the caption “— Certain Covenants — Restricted Payments”;

(E)	any trade or exchange by the Company or any Restricted Subsidiary of equipment or other properties or assets for equipment or other properties or assets owned or held by another Person, provided that the fair market value of the properties or assets traded or exchanged by the Company or such Restricted Subsidiary (together with any cash or Cash Equivalents) is reasonably equivalent to the fair market value of the properties or assets (together with any cash or Cash Equivalents) to be received by the Company or such Restricted Subsidiary;

(F)	the creation or perfection of a Lien on any properties or assets (or any income or profits therefrom) of the Company or any of its Restricted Subsidiaries that is not prohibited by the covenant described under the caption “— Certain Covenants — Liens”;

(G)	a sale-and-leaseback of the Company’s office facilities in Massy, France replacing the sale-and-leaseback transaction relating to such facilities that is outstanding on the Issue Date;

(H)	the surrender or waiver of contract rights or the settlement, release or surrender of contractual, non-contractual or other claims of any kind;

(I)	the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise of collection thereof;

(J)	the factoring of accounts receivable arising in the ordinary course of business pursuant to arrangements customary in the region; and

(K)	the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations therefor and other similar intellectual property.

The fair market value of any non-cash proceeds of a disposition of properties or assets and of any properties or assets referred to in the foregoing clause (E) of this definition shall be determined in the manner contemplated in the definition of the term “fair market value”, the results of which determination shall be set forth in an Officers Certificate delivered to the Trustee.

“Attributable Indebtedness” in respect of a sale-and-leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale-and-leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended). As used in the preceding sentence, the “net rental payments” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease that is terminable by the lessee upon payment of penalty, such net rental payment shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Board of Directors” means the Board of Directors (Conseil d’Administration) of the Company, or any authorized committee of the Board of Directors.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(a)	in the case of a corporation, corporate stock;

(b)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including preferred stock;

(c)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(d)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(a)	securities issued or directly and fully guaranteed or insured by the government of the United States of America, the Republic of France or any other country whose sovereign debt has a rating of at least A3 from Moody’s Investors Service, Inc. and at least A- from Standard & Poor’s Ratings Services or any agency or instrumentality of any such government (provided that the full faith and credit of such government is pledged in support thereof), in each case having maturities of not more than 12 months from the date of acquisition;

(b)

certificates of deposit, Eurodollar time deposits and French negotiable debt instruments (titres de créances négociables) with maturities of 12 months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with or issued by any commercial bank organized under the laws of any country that is a member of the Organization for Economic Co-operation and Development having capital and surplus in excess of €500,000,000 and whose long-term debt securities are rated at least A3 by Moody’s Investors Service, Inc. and at least A- by Standard & Poor’s Ratings Services;

(c)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a) and (b) above entered into with any financial institution meeting the qualifications specified in clause (b) above;

(d)	commercial paper and French negotiable debt instruments (titres de créances négociables) having a rating of at least P-1 from Moody’s Investors Service, Inc. or at least A-1 from Standard & Poor’s Ratings Services and in each case maturing within 12 months after the date of acquisition;

(e)	deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (b) above, provided that all such deposits are made in the ordinary course of business, do not remain on deposit for more than 30 consecutive days and do not exceed €25,000,000 in the aggregate at any one time, with no more than €5,000,000 being deposited in commercial banks within a single country; and

(f)	money market mutual funds substantially all of the assets of which are of the type described in any of the foregoing clauses (a) through (d), including any mutual fund for which the Trustee or an Affiliate of the Trustee serves as investment manager, administrator, shareholder servicing agent, and/or custodian or subcustodian, notwithstanding that the Trustee or an Affiliate of the Trustee receives fees from such funds for services it or its Affiliate renders to such fund in respect of such investment.

“Common Stock” means the common or ordinary shares of the Company.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, to the extent deducted or excluded in calculating Consolidated Net Income for such period:

(a)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries;

(b)	Consolidated Interest Expense of such Person and its Restricted Subsidiaries;

(c)	depreciation and amortization (including amortization or impairment, if any, of goodwill and of other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries;

(d)	other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries less any non-cash items increasing Consolidated Net Income of such Person and its Restricted Subsidiaries (other than items that will result in cash receipt);

(e)	any expenses, fees, charges or other costs related to any equity offering (other than an offering of Disqualified Stock) permitted by the indenture (whether or not successful); and

(f)	without duplication, an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, in each case, on a consolidated basis and determined in accordance with GAAP.

“Consolidated Interest Coverage Ratio” means, with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Consolidated Interest Expense of such Person for such period; provided, however, that the Consolidated Interest Coverage Ratio shall be calculated giving pro forma effect to each of the following transactions as if each such transaction had occurred at the beginning of the applicable four quarter reference period:

(a)

any incurrence, assumption, guarantee, repayment, purchase or redemption by such Person or any of its Restricted Subsidiaries of any Indebtedness (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Interest Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Interest Coverage Ratio is made (the “Calculation Date”);

(b)	any acquisition that has been made by such Person or any of its Restricted Subsidiaries, or approved and expected to be consummated within 30 days of the Calculation Date, including, in each case, through a merger or consolidation, and including any related financing transactions, during the reference period or subsequent to such reference period and on or prior to the Calculation Date; and

(c)	any other transaction that may be given pro forma effect in accordance with Article 11 of Regulation S-X under the Securities Act as in effect from time to time;

provided further, however, that (1) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded and (2) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of the following:

(a)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of all payments made or received (if any) pursuant to Hedging Obligations in respect of interest rates but excluding amortization of debt issuance costs and non-cash charges other than non-cash interest expenses related to convertible bonds); and

(b)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(a)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Restricted Subsidiary thereof;

(b)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

(c)	the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Net Worth” means, with respect to any Person as of any date, the consolidated stockholders’ equity of such Person and its Restricted Subsidiaries as of such date less the amount of consolidated stockholders’ equity attributable to Disqualified Stock or treasury stock of such Person and its Restricted Subsidiaries as of such date, in each case determined in accordance with GAAP.

“Consolidated Tangible Net Worth” means, at any date, the Consolidated Net Worth of the Company and its Restricted Subsidiaries as shown on their most recent consolidated balance sheet less, without duplication, all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, as determined in accordance with GAAP.

“Consolidated Total Assets” means, with respect to any Person as of any date, the consolidated total assets of such Person and its Restricted Subsidiaries as of such date, as determined in accordance with GAAP.

“Credit Facilities” means, with respect to any Person, one or more debt facilities or commercial paper facilities with banks or other institutional lenders (including with special purpose vehicles established by such banks or lenders to provide such facilities) providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or trade letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures (excluding any maturity as a result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature or are redeemed or retired in full; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof (or of any security into which it is convertible or for which it is exchangeable) have the right to require the issuer to repurchase such Capital Stock (or such security into which it is convertible or for which it is exchangeable) upon the occurrence of any of the events constituting an Asset Sale or a Change of Control shall not constitute Disqualified Stock if such Capital Stock (and all such securities into which it is convertible or for which it is exchangeable) provides that the issuer thereof may not repurchase or redeem any such Capital Stock (or any such security into which it is convertible or for which it is exchangeable) pursuant to such provisions prior to compliance by the Company with the provisions of the Indenture described under the caption “— Put Option of Holders — Change of Control” or “— Put Option of Holders — Asset Sales”, as the case may be.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“euro” or “€” means the lawful single currency of participating member states of the European Economic and Monetary Union as contemplated by the Treaty Establishing the European Union.

“Euro Equivalent” means, with respect to any monetary amount in a currency other than euros, at or as of any time for the determination thereof, the amount of euros obtained by converting such foreign currency involved in such computation into euros at the spot rate for the purchase of euros with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service that is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.

“Event of Loss” means, with respect to any property or asset of the Company or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss or (b) the confiscation, condemnation or requisition of title to such property or asset by any government or instrumentality or agency thereof.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Credit Facilities) in existence on the date of the Indenture, until such amounts are repaid, but shall not include any Indebtedness that is repaid with the proceeds of the Offered Notes.

The term “fair market value” means, with respect to any asset or Investment, the fair market value of such asset or Investment at the time of the event requiring such determination, as determined in good faith by the Company, or, with respect to any asset or Investment in excess of €15,000,000 (other than cash or Cash Equivalents), as determined by a reputable investment banking, accounting or appraisal firm that is, in the judgment of the Board of Directors, qualified to perform the task for which such firm has been engaged and independent with respect to the Company.

“Foreign Restricted Subsidiary” means each of CGG Asia Pacific and CGG Pan India Ltd.

“GAAP” means International Financial Reporting Standards, accounting principles adopted by the International Accounting Standards Board and its predecessor, as in effect from time to time.

“guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantor” means each of:

(1)	CGGVeritas Services Holding B.V., CGGVeritas Services (UK) Holding B.V., CGGVeritas Services Holding (U.S.) Inc., CGGVeritas Land (U.S.) Inc., CGGVeritas Services (U.S.) Inc., Veritas Investments Inc., Viking Maritime Inc., Veritas Geophysical (Mexico) LLC, Alitheia Resources Inc., CGG Canada Services Ltd., CGG Marine Resources Norge A/S, Sercel Inc., Sercel Canada Ltd. and Sercel Australia Pty Ltd.; and

(2)	any other Subsidiary of the Company (including any Restricted Subsidiary that becomes a Guarantor at its option) that executes a supplemental indenture providing for a Subsidiary Guarantee in accordance with the provisions of Indenture, and their respective successors and assigns, in each case, until the Subsidiary Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(a)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(b)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

(c)	any foreign currency futures contract, option or similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates or commodity prices,

in each case to the extent such obligations are incurred in the ordinary course of business of such Person and not for speculative purposes.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person, without duplication, whether or not contingent, in respect of borrowed money including, without limitation, any guarantee thereof, or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers’ acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade account payable, or representing any Hedging Obligations, if and to the extent any of the foregoing indebtedness (other than letters of credit, guarantees and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. The amount of any Indebtedness outstanding as of any date shall be (a) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and (b) the principal amount thereof, in the case of any other Indebtedness (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder).

“Investment Grade Status” shall occur when the Notes receive a rating of “BBB-” or higher from Standard & Poor’s (or its equivalent under any successor rating categories of Standard & Poor’s) and a rating of “Baa3” or higher from Moody’s (or its equivalent under any successor rating categories of Moody’s) or, if either such entity ceases to rate the Notes for reasons outside the normal control of the Company, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization”, as that term is used in Rule 15c3-1 under the Exchange Act, selected by the Company as a replacement agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees by the referent Person of, and Liens on any assets of the referent Person securing, Indebtedness or other obligations of other Persons), advances or capital contributions (excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided, however, that the following shall not constitute Investments: (1) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business, (2) Hedging Obligations and (3) endorsements of negotiable instruments and documents in the ordinary course of business. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments”.

“Issue Date” means May 31, 2011.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes of any jurisdiction), other than a precautionary financing statement respecting a lease not intended as a security agreement) or any assignment of (or agreement to assign) any right to income or profits from any assets by way of security.

“Merger” includes a fusion, an amalgamation, a compulsory share exchange, a conversion of a corporation into another business entity and any other transaction having effects substantially similar to a merger under the General Corporation Law of the State of Delaware.

“Net Income” means, with respect to any Person, the net income (or loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (1) any Asset Sale (including, without limitation, dispositions pursuant to sale-and-leaseback transactions) or (2) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(b)	any extraordinary or non-recurring gain (but not loss), together with any related provision for taxes on such extraordinary or non-recurring gain (but not loss).

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (without duplication) the following:

(a)	the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions, recording fees, title transfer fees, title insurance premiums, appraiser fees, other out-of-pocket expenses and costs incurred in connection with preparing such asset for sale) and any relocation expenses incurred as a result thereof;

(b)	taxes paid or estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements that will result in a reduction in consolidated tax liability);

(c)	amounts required to be applied to the repayment of Indebtedness (other than under a revolving credit facility) secured by a Lien on the asset or assets that were the subject of such Asset Sale; and

(d)	any reserve (including any reserve against any liabilities associated with such Asset Sale and retained by the Company or the relevant Restricted Subsidiary) established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such asset or assets, until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Company or its Restricted Subsidiaries from such escrow arrangement, as the case may be.

“Non-Recourse Debt” means Indebtedness:

(a)	as to which neither the Company nor any of its Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or is otherwise directly or indirectly liable (as a guarantor or otherwise) or (2) constitutes the lender;

(b)	no default with respect to which (including any rights the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) the holders of Indebtedness of the Company or any of its Restricted Subsidiaries (other than the Notes) to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(c)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Pari Passu Indebtedness” means, with respect to any Net Proceeds from Asset Sales, Indebtedness of the Company and its Restricted Subsidiaries the terms of which require the Company or such Restricted Subsidiary to apply such Net Proceeds to offer to purchase such Indebtedness.

“Permitted Guarantees” means any guarantee:

(1)	guaranteeing or securing the Notes or any Guarantee;

(2)	in favor of the Company or a Guarantor;

(3)	guaranteeing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; or

(4)	in existence on the date of the Indenture to the extent guaranteeing Existing Indebtedness and Permitted Refinancing Indebtedness in respect thereof incurred in compliance with clause (j) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”.

“Permitted Investments” means:

(a)	any Investment in the Company (including, without limitation, any acquisition of the Notes) or in a Restricted Subsidiary of the Company, other than any Investment described in clause (a) of the definition of “Restricted Payments”;

(b)	any Investment in cash or Cash Equivalents;

(c)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (1) such Person becomes a Restricted Subsidiary of the Company or (2) such Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties or assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(d)	any Investment made as a result of the receipt of non-cash consideration from (1) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Put Option of Holders — Asset Sales” or (2) a disposition of assets that does not constitute an Asset Sale;

(e)	Investments in stock, obligations or securities received in settlement of any claim or debts owing to the Company or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or received in satisfaction of any judgment or in settlement of any claim in circumstances where the Company does not expect it would receive cash payment in a timely manner, or upon the foreclosure, perfection or enforcement of any Lien in favor of the Company or any Restricted Subsidiary, in each case as to any claim or debts owing to the Company or any Restricted Subsidiary that arose in the ordinary course of business of the Company or any such Restricted Subsidiary, provided that any stocks, obligations or securities received in settlement of any claim or debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or received in satisfaction of any judgment or in settlement of any claim in circumstances where the Company does not expect it would receive cash payment in a timely manner, or upon foreclosure, perfection or enforcement of any Lien) that are, within 180 days of receipt, converted into cash or Cash Equivalents shall be treated as having been cash or Cash Equivalents at the time received;

(f)	Investments in Argas Ltd. consisting of guarantees of its obligations incurred in the ordinary course of its business, provided that such Investments, when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, do not exceed €50,000,000;

(g)	Investments in Argas Ltd. (other than those described in clause (f) above) and any other Affiliate organized in a foreign jurisdiction that is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be majority owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction or another foreign jurisdiction in order for such Affiliate to transact business in such foreign jurisdiction, provided that such Investments, when taken together with all other Investments made pursuant to this clause (g) that are at the time outstanding, do not exceed 20% of Consolidated Tangible Net Worth;

(h)	Investments in any Person in exchange for, or out of the net cash proceeds of, an issue or sale by the Company of Equity Interests (other than Disqualified Stock); and

(i)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (i) that are at the time outstanding, do not exceed €25,000,000.

“Permitted Liens” means:

(a)	Liens securing Indebtedness incurred pursuant to clause (a) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, and Liens securing any other Indebtedness under Credit Facilities incurred pursuant to the first paragraph of such covenant;

(b)	Liens in favor of the Company and its Restricted Subsidiaries;

(c)	Liens on any property or asset of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to such merger or consolidation, were not created in contemplation of it and do not extend to any property or asset of the Company or any of its Restricted Subsidiaries other than those of the Person merged into or consolidated with the Company or any of its Restricted Subsidiaries;

(d)	Liens on any property or asset existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to such acquisition, were not created in contemplation of it and do not extend to any other property or asset of the Company or any of its Restricted Subsidiaries;

(e)	Liens securing the performance of statutory obligations, surety or appeal bonds, bid or performance bonds, insurance obligations or other obligations of a like nature incurred in the ordinary course of business;

(f)	Liens securing Hedging Obligations;

(g)	Liens existing on the date of the Indenture;

(h)	Liens securing Indebtedness (including Capital Lease Obligations) permitted by clause (g) of the second paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, provided that such Liens extend only to the property, plant or equipment financed by such Indebtedness;

(i)	any interest or title of a lessor under an operating lease;

(j)	Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business;

(k)	Liens on real or personal property or assets of the Company or a Restricted Subsidiary thereof to secure Indebtedness incurred for the purpose of (1) financing all or any part of the purchase price of such property or assets incurred prior to, at the time of, or within 90 days after, the acquisition of such property or assets or (2) financing all or any part of the cost of construction or improvement of any such property or assets, provided that the amount of any such financing shall not exceed the amount expended in the acquisition of, or the construction of, such property or assets and such Liens shall not extend to any other property or assets of the Company or a Restricted Subsidiary (other than any associated accounts, contracts and insurance proceeds);

(l)	judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceeding which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

(m)	Liens securing Indebtedness of the Company or any Restricted Subsidiary of the Company that does not exceed €10,000,000 at any one time outstanding;

(n)	Liens securing Acquired Indebtedness incurred pursuant to the first paragraph of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, provided that such Liens (1) secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, such incurrence, and (2) do not extend to any property or asset of the Company or any of its Restricted Subsidiaries other than the property or asset that secured the Acquired Indebtedness prior to the time that it became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company; and

(o)	Liens securing Permitted Refinancing Indebtedness with respect to any Indebtedness secured by Liens referred to in clauses (c), (d), (g), (h), (k) and (n) above and in this clause (o).

“Permitted Refinancing Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that:

(a)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus premium, if any, and accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of expenses incurred in connection therewith);

(b)	such Permitted Refinancing Indebtedness has a final maturity date no earlier than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(c)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable, taken as a whole, to the holders of the Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(d)	if the Company is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, then such Permitted Refinancing Indebtedness is solely Indebtedness of the Company, provided, however, that a Restricted Subsidiary that is also a Guarantor may guarantee Permitted Refinancing Indebtedness incurred by the Company, whether or not such Restricted Subsidiary was an obligor or guarantor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided further, however, that if such Permitted Refinancing Indebtedness is subordinated to the Notes, such guarantee shall be subordinated to such Restricted Subsidiary’s Subsidiary Guarantee to at least the same extent.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Qualified Equity Offering” means:

(a)	any issuance and sale of Equity Interests (other than Disqualified Stock) of the Company pursuant to an underwritten offering registered under the Securities Act; or

(b)	any other issuance and sale of Equity Interests (other than Disqualified Stock) of the Company so long as, at the time of consummation of such sale, the Company has a class of common equity securities (including American depository shares) registered pursuant to Section 12(b) or Section 12(g) under the Exchange Act.

“Registration Rights Agreement” means the Registration Rights Agreement, to be dated as of the Issue Date, by and among the Company, the Guarantors and the initial purchasers party thereto relating to the Offered Notes.

“Reference Date” means April 28, 2005.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Sercel Inc.” means Sercel Inc., an Oklahoma corporation with its head office in Houston, Texas, and a Restricted Subsidiary of the Company and a Guarantor as of the Issue Date.

“Sercel S.A.” means:

(a)	Sercel S.A., a French limited liability corporation with its head office in Carquefou, France, and a Restricted Subsidiary of the Company as of the Issue Date; and/or

(b)	any holding company (including Sercel Holding S.A.) that holds all of the outstanding Capital Stock of either or both of Sercel S.A. and Sercel Inc. (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders) and that does not hold any Capital Stock in any other Subsidiary of the Company.

“Significant Subsidiary” means any Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Stated Maturity” means, with respect to any mandatory sinking fund or other installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Strategic Assets” means assets or rights (other than assets that would be classified as current assets in accordance with GAAP) of the kind used or usable by the Company or its Restricted Subsidiaries in the business of providing services or software products to the oil and gas industry or manufacturing equipment for use by the oil and gas industry (or any business that is reasonably complementary or related thereto as determined in good faith by the Board of Directors).

“Subsidiary” means, with respect to any Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof);

(b)	any partnership (1) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (2) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof); and

(c)	any other Person whose results for financial reporting purposes are consolidated with those of such Person in accordance with GAAP.

“Subsidiary Guarantee” means the guarantee by each Guarantor of the Company’s obligations under the Indenture and the Notes (including any Additional Notes), executed pursuant to the provisions of the Indenture.

“Treasury Rate” means, as of any redemption date in respect of the Notes, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to June 1, 2016; provided, however, that if the period from the redemption date to June 1, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution and any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate a Subsidiary as an Unrestricted Subsidiary only to the extent that such Subsidiary at the time of such designation:

(a)	has no Indebtedness other than Non-Recourse Debt;

(b)	is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless such agreement, contract, arrangement or understanding does not violate the terms of the Indenture described under the caption “— Certain Covenants — Transactions with Affiliates”; and

(c)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under the caption “— Certain Covenants — Restricted Payments”. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, the Company shall be in default of such covenant). The Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1)	such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock”, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and

(2)	no Default or Event of Default would be in existence following such designation.

“U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at or as of any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters (or, if Reuters ceases to provide such spot quotations, by any other reputable service as is providing such spot quotations, as selected by the Company) at approximately 11:00 a.m. (New York City time) on the date not more than two business days prior to such determination.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors, managers or trustees of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (2) the number of years (calculated to the nearest one twelfth) that will elapse between such date and the making of such payment, by (b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person to the extent that:

(a)	all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares and Capital Stock held by other statutorily required minority shareholders) shall at the time be owned directly or indirectly by such Person; or

(b)	such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction or its governmental agencies, authorities or state-owned businesses to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction or another foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that such Person, by contract or otherwise, controls the business and management of such Restricted Subsidiary.

Further, in relation to the Company, the term “Wholly Owned Restricted Subsidiary” includes any Foreign Restricted Subsidiary so long as the direct or indirect ownership interest of the Company in its Capital Stock is no less than at the Issue Date.

OUTSTANDING NOTES REGISTRATION RIGHTS AGREEMENT

In connection with the sale of the outstanding notes, we entered into a registration rights agreement. Under that agreement, we agreed to:

•

file a registration statement with the Commission with respect to a registered offer to exchange the outstanding notes for new notes of the Company having terms substantially identical in all material respects to the outstanding notes (except that the new notes will not contain terms with respect to transfer restrictions);

•	use our reasonable best efforts to cause that registration statement to be declared effective under the Securities Act within 180 days of the date of original issuance of the outstanding notes;

•	use our reasonable best efforts to keep that registration statement effective until the first anniversary of the closing of the exchange offer; and

•	use our reasonable best efforts to cause the exchange offer to be consummated within 210 days following the original issuance of the outstanding notes.

Promptly after the exchange offer registration statement has been declared effective, we will offer the new notes in exchange for surrender of the outstanding notes.

If any of the outstanding notes are not freely tradable (meaning that they may be sold to the public pursuant to Rule 144(b) and do not bear any restrictive legends relating to the Securities Act by the 180th day after May 31, 2011, we will file with the Commission a shelf registration statement to cover resales of the outstanding notes by those holders who provide required information in connection with the shelf registration statement in either of the following circumstances:

•	if any changes in law or applicable interpretations by the staff of the Commission do not permit us to effect the exchange offer as contemplated by the registration rights agreement; or

•	in certain limited circumstances, if any holder of the outstanding notes so requests.

A “Registration Default” will occur if, among other things:

•	the exchange offer registration statement is not declared effective or does not become effective on or prior to the 180th day following the date of original issuance of the outstanding notes;

•	the exchange offer is not consummated on or prior to the 210th day following the date of original issuance of the outstanding notes; or

•

we file the exchange offer registration statement or shelf registration statement and the Commission declares it or it becomes effective, but thereafter it ceases to be effective or fails to be usable for its intended purpose (except as specifically permitted in the registration rights agreement) without being succeeded within 10 business days by a post-effective amendment to such registration statement that cures such failure and that is itself declared effective within 10 business days of the date of filing of such post-effective amendment.

If any Registration Default occurs, we will be obligated to pay special interest to each holder of outstanding notes in an amount equal of U.S.$.05 per week per U.S.$1,000 principal amount of outstanding notes held by each such holder for each week or portion thereof that the Registration Default continues with respect to the first 90-day period immediately following the occurrence of such Registration Default. The amount of special interest shall increase by an additional U.S.$.05 per week per U.S.$1,000 principal amount of outstanding notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of special interest of U.S.$.30 per week per U.S.$1,000 principal amount of outstanding notes, provided that we will in no event be required to pay special interest for more than one Registration Default at any given time.

Holders who desire to tender their outstanding notes will be required to make to us the representations described under “The Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering” in order to participate in the exchange offer. In addition, we may require holders to deliver information to be used in connection with the shelf registration statement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding special interest described in the preceding paragraph. A holder who sells outstanding notes under the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers. Such a holder will also be subject to the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder, including indemnification obligations.

The description of the registration rights agreement contained in this section is a summary only. For more information, you may review the provisions of the registration rights agreement that we filed with the Commission as an exhibit to the registration statement of which this prospectus is a part.

BOOK ENTRY; DELIVERY AND FORM

The new notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the “Global Securities”) that will be registered in the name of Cede & Co., as nominee of DTC. The Global Securities will be deposited on behalf of the acquirors of the new notes represented thereby with a custodian for DTC for credit to the respective accounts of the acquirors or to such other accounts as they may direct at DTC. See “The Exchange Offer — Book-Entry Transfer”.

The Global Securities

We expect that under procedures established by DTC:

•

upon deposit of the Global Securities with DTC or its custodian, DTC will credit on its internal system portions of the Global Securities that shall be comprised of the corresponding respective amounts of the Global Securities to the respective accounts of persons who have accounts with such depositary; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of persons who have accounts with DTC (“participants”), and the records of participants, with respect to interests of persons other than participants.

So long as DTC or its nominee is the registered owner or holder of any of the notes, DTC or such nominee will be considered the sole owner or holder or such notes represented by the Global Securities for all purposes under the indenture and under the notes represented thereby. No beneficial owner of an interest in the Global Securities will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the indenture.

Payments on the notes represented by the Global Securities will be made to DTC or its nominee, as the registered owner thereof. None of the Company, the trustee or any paying agent under the indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment on the notes represented by the Global Securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the Global Securities as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Securities held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states that require physical delivery of such security or to pledge such securities, such holder must transfer its interest in the Global Securities in accordance with the normal procedures of DTC and the procedures in the indenture.

DTC has advised us that DTC will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global Securities are credited and only in respect of the aggregate principal amount as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Securities for certificated securities that it will distribute to its participants.

DTC has advised us as follows:

•

DTC is a limited-purpose company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act;

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations;

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., NYSE Amex LLC and the Financial Industry Regulatory Authority, Inc.;

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its participants are on file with the Commission.

Although DTC is expected to follow these procedures in order to facilitate transfers of interests in the Global Securities among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its direct or indirect participants on their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Interests in the Global Securities will be exchanged for certificated securities if:

•

DTC or any successor depositary (the “Depositary”) notifies us that it is unwilling or unable to continue as depositary for the Global Securities, or has ceased to be a “clearing agency” registered under the Exchange Act, and, in either case, we fail to appoint a successor depositary within 90 days after the date of such notice; or

•	we determine not to have the notes represented by Global Securities.

Upon the occurrence of either of the events described in the preceding sentence, we will cause the appropriate certified securities to be delivered.

Neither we nor the trustee will be liable for any delay by the Depositary or its nominee in identifying the beneficial owners of the related notes. Each such person may conclusively rely on, and will be protected in relying on, instructions from such Depositary or nominee for all purposes, including the registration and delivery, and the respective principal amounts, of the notes to be issued.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

The following is a summary of certain material U.S. federal income tax consequences of the participation of a U.S. Holder (as defined below) in the exchange offer. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the “Service”) will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, investors liable for the alternative minimum tax, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, dealers in securities or currencies, and investors that hold or will hold the notes as part of straddles, hedging transactions or conversion transactions) may be subject to special rules not discussed below.

As used herein, the term “U.S. Holder” means a beneficial owner of notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership (or an entity treated as a partnership for U.S. tax purposes) that holds notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences of the acquisition, ownership and disposition of notes.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this summary.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Exchange Offer

We believe that the exchange of original notes for new notes pursuant to the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the exchange does not result in a modification of the terms of the original notes that is treated as “significant” within the meaning of the U.S. Treasury regulations promulgated under Section 1001 of the Internal Revenue Code. Therefore, a U.S. Holder will not recognize gain or loss as a result of participating in the exchange offer and the new notes received by a U.S. Holder will be treated as a continuation of the original notes.

Payments of Interest

Stated interest on the notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. Interest paid by us on the notes and original issue discount (“OID”) accrued with respect to the notes (as described below under “Original Issue Discount”) constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the notes.

Original Issue Discount

General. The notes are considered to have been issued with OID for U.S. federal income tax purposes. Accordingly, a U.S. Holder must include a portion of the OID in gross income as interest in each taxable year or portion thereof in which the U.S. Holder holds the notes even if the U.S. Holder has not received a cash payment in respect of the OID.

The amount of a note’s OID is the excess of the original note’s stated redemption price at maturity over its issue price. Generally, the issue price of a note will be the first price at which a substantial amount of notes included in the issue of which the note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

U.S. Holders of notes must include OID in income calculated on a constant yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the notes. The amount of OID includible in income by a U.S. Holder of a note is the sum of the daily portions of OID with respect to the note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the note. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a note may be of any length selected by the U.S. Holder and may vary in length over the term of the note as long as (i) no accrual period is longer than one year; and (ii) each scheduled payment of interest or principal on the note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the note’s adjusted issue price at the beginning of the accrual period and the note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of stated interest on the note allocable to the accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is the issue price of the note increased by the amount of accrued OID for each prior accrual period, and decreased by the amount of any principal payments received on the note.

Acquisition Premium. A U.S. Holder that purchases a note for an amount less than or equal to the note’s principal amount but in excess of its adjusted issue price (this excess being “acquisition premium”) and that does not make the election described below under “Election to Treat All Interest as Original Issue Discount” is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder’s adjusted basis in the note immediately after its purchase over the note’s adjusted issue price, and the denominator of which is the excess of the note’s principal amount over the note’s adjusted issue price

Market Discount. A note generally will be treated as purchased at a market discount (a “Market Discount Note”) if the note’s “revised issue price” exceeds the amount for which the U.S. Holder purchased the note by at least 0.25 per cent. of the note’s revised issue price multiplied by the number of complete years from the date acquired by the U.S. Holder to the note’s maturity. If this excess is not sufficient to cause the note to be a Market Discount Note, then the excess constitutes “de minimis market discount”. For this purpose, the “revised issue price” of a note generally equals its issue price, increased by the amount of any OID that has accrued on the note.

Under current law, any gain recognised on the maturity or disposition of a Market Discount Note will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the note. This election applies to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year for which the election is made. This election may not be revoked without the consent of the Internal Revenue Service (the “IRS”). A U.S. Holder of a Market

Discount Note that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note that is in excess of the interest and OID on the note includible in the U.S. Holder’s income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Note was held by the U.S. Holder.

Under current law, market discount on a Market Discount Note will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the note with respect to which it is made and is irrevocable.

Election to Treat All Interest as Original Issue Discount. A U.S. Holder may elect to include in gross income all interest that accrues on a note using the constant yield method described above under “Original Issue Discount — General”, with certain modifications. For purposes of this election, interest includes interest, OID, market discount and de minimis market discount, as adjusted by any amortisable bond premium (described below under the “Notes Purchased at a Premium”). This election generally applies only to the note with respect to which it is made and may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election. If the election to apply the constant yield method to all interest on a note is made with respect to a Market Discount Note, the electing U.S. Holder will be treated as having made the election described above under “Market Discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

Notes Purchased at a Premium. A U.S. Holder that purchases a note for an amount in excess of its stated redemption price at maturity may elect to treat the excess as “amortisable bond premium”, in which case the amount required to be included in the U.S. Holder’s income each year with respect to interest on the note will be reduced by the amount of amortisable bond premium allocable (based on the note’s yield to maturity) to that year. Any election to amortise bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also “Original Issue Discount — Election to Treat All Interest as Original Issue Discount”.

Sale and Retirement of the Notes

A U.S. Holder will generally recognize gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement and the tax basis in the note. A U.S. Holder’s tax basis in a note will generally be its U.S. dollar cost, increased by the amount of any OID or market discount included in the U.S. Holder’s income with respect to the note and reduced by the amount of any amortisable bond premium applied to reduce interest on the note. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Except to the extent described under “Market Discount” above gain or loss recognized by a U.S. Holder on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held by the U.S. Holder for more than one year.

Gain or loss realized by a U.S. Holder on the sale or retirement of a note generally will be U.S. source. Prospective purchasers should consult their tax advisers as to the foreign tax credit implications of the sale or retirement of notes.

Satisfaction and Discharge

If we were to obtain a discharge of the Indenture with respect to all of the notes then outstanding, as described in “Description of the Notes — Satisfaction and Discharge,” the discharge would generally be deemed to constitute a taxable exchange of the notes outstanding for other property. In such case, a U.S. Holder would be required to recognize capital gain or loss in connection with such deemed exchange. In addition, after the deemed exchange, a U.S. Holder might also be required to recognize income from the property deemed to have been received in the exchange over the remaining life of the transaction in a manner or amount that is different than if the discharge had not occurred. U.S. Holders should consult their tax advisors as to the specific consequences arising from a discharge in their particular situations.

Backup Withholding and Information Reporting

Payments of principal, interest and accrued OID on, and the proceeds of sale or other disposition (including exchange) of, notes by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding or information reporting. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding or information reporting and the procedure for obtaining an exemption.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

Foreign Financial Asset Reporting

Recently enacted legislation imposes new reporting requirements on the holding of certain foreign financial assets, including debt of foreign entities, if the aggregate value of all of these assets exceeds U.S.$50,000. The notes are expected to constitute foreign financial assets subject to these requirements unless the notes are held in an account at a domestic financial institution. U.S. Holders should consult their tax advisors regarding the application of this legislation.

PLAN OF DISTRIBUTION

Based on interpretations of the Commission staff in no action letters issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by the holder of that new note without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	any new notes will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	you are not engaged in and do not intend to engage in the distribution of the new notes.

Broker-dealers receiving notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of the new notes.

We believe that you may not transfer new notes issued under the exchange offer in exchange for outstanding notes if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired outstanding notes directly from us; or

•

a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities unless you acknowledge that, in connection with any resale of new notes acquired in exchange for such outstanding notes, you will deliver a prospectus meeting the requirements of the Securities Act.

To date, the staff of the Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. In the registration rights agreement, we have agreed to permit participating broker-dealers to use this prospectus in connection with the resale of new notes. We have agreed that, for a period of up to one year after the expiration of the exchange offer, we will make this prospectus, and any amendment of supplement to this prospectus, available to any broker-dealer that requests such documents in the letter of transmittal.

If you wish to exchange your outstanding notes for new notes in the exchange offer, you will be required to make representations to us as described in “The Exchange Offer — Purpose and Effect of the Exchange Offer” and “— Procedures for Tendering — Your Representations to Us” of this prospectus and in the letter of transmittal. In addition, if you are a broker-dealer who receives new notes for your own account in exchange for outstanding notes that were acquired by it as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of such new notes.

We will not receive any proceeds from any sale of notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions in the over-the-counter market:

•	in negotiated transactions;

•	through the writing of options on the new notes or a combination of such methods of resale;

•	at market prices prevailing at the time of resale; or

•	at prices related to such prevailing market prices or negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and be delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any brokers or dealers. We will indemnify holders of the outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act, as provided in the registration rights agreement.

Transfer Restrictions on Outstanding Notes

The outstanding notes were not registered under the Securities Act. Those outstanding notes may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in accordance with an exemption from the Securities Act registration requirements. Accordingly, the outstanding notes were offered and sold in the United States only to “qualified institutional buyers” under Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act.

LEGAL MATTERS

The validity of the notes and the guarantees will be passed on for us by Linklaters LLP, Paris, France, who are acting as our special United States counsel and our French legal advisors.

EXPERTS

The consolidated financial statements of CGGVeritas as of and for the year ended December 31, 2010 and the effectiveness of CGGVeritas internal control over financial reporting as of December 31, 2010 appearing in CGGVeritas’ annual report on Form 20-F for the year ended December 31, 2010 have been audited by Ernst & Young et Autres and Mazars, independent registered public accounting firms, as set forth in their reports thereon, incorporated by reference herein. Such consolidated financial statements and CGGVeritas management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are a company organized under the laws of France with our registered office and principal place of business in France. A majority of our directors and officers named herein are not residents of the United States, and all or a substantial portion of their assets are located outside the United States. Substantially all of our assets are located outside the United States. We have agreed, in accordance with the terms of the indenture, to accept service of process in any suit, action or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may not be possible for you to effect service of process within the United States upon our directors and officers or to enforce against these persons, or us, judgments of United States courts predicated upon civil liability provisions of the federal securities laws of the United States.

We have been advised by our French counsel, Linklaters LLP, Paris, France, that if an original action is brought in France, predicated solely upon the United States federal securities laws, French courts may not have the requisite jurisdiction to grant the remedies sought. Actions for enforcement in France of a U.S. judgment rendered against any of the French persons referred to in the second sentence of the preceding paragraph would require (i) that the dispute is substantially connected with the United States and that French courts do not have exclusive jurisdiction over the matter, (ii) that the judgment is not contrary to the principles of French international public policy and (iii) that neither the choice of applicable law nor the choice of jurisdiction is fraudulent. In addition, actions in the United States under United States federal securities laws could be affected under certain circumstances by the French Law of July 16, 1980, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions.

GENERAL INFORMATION

Share Capital

As at June 30, 2011, we had authorized share capital of €86,038,540 and issued share capital of €60,739,960, divided into 151,849,901 ordinary shares of €0.40 nominal value each. As at June 30, 2010, we had authorized share capital of €86,038,540 and issued and fully paid-up share capital of €60,563,844, divided into 151,409,611 ordinary shares of 0.40 nominal value each, all of which were fully paid.

Corporate Authorizations

The issue of the new notes was authorized pursuant to a resolution of the Board of Directors (Conseil d’Administration) of Compagnie Générale de Géophysique-Veritas adopted on May 20, 2011. The guarantee of the new notes was authorized by the Board of Directors of each Initial Guarantor.

Listing of the Notes

Application has been made for the new notes to be listed on the Luxembourg Stock Exchange and to trading on the Euro MTF.

Clearing of the Notes

The new notes will be accepted for clearance and settlement with DTC under the following securities codes: the CUSIP number is 204384 AB7, the common code is 063285056 and the ISIN is US204384AB76.

No Material Adverse Change

Except as disclosed in this prospectus, there has been no significant change in our financial or trading position since December 31, 2010 and no material adverse change in our financial position or prospects since December 31, 2010.

Litigation

Except as disclosed in this prospectus, neither we nor any of our subsidiaries are involved in any litigation, arbitration or administrative proceedings relating to amounts which, individually or in the aggregate, are material in the context of the issue of the notes and, to the best of our knowledge, there are no such litigation, arbitration or administrative proceedings pending or threatened.

Significant Subsidiaries

For the six months ended June 30, 2011, three subsidiaries, CGGVeritas Services SA, Sercel S.A., and Sercel Inc, each represented more than 10% of our consolidated revenues. CGGVeritas Services SA, a wholly owned subsidiary of Compagnie Générale de Géophysique-Veritas, had operating revenues of €247.2 million in the six months ended June 30, 2011 and had shareholders’ equity of €337.5 million at June 30, 2011. Sercel S.A., a wholly owned subsidiary of Sercel Holding S.A., had operating revenues of €225.1 million in the six months ended June 30, 2011 and had shareholders’ equity of €307.4 million at June 30, 2011.

At June 30, 2011, one subsidiary, CGGVeritas Services Holding (U.S.) Inc., represented more than 10% of our consolidated assets.

CGGVeritas Services Holding (U.S.) Inc. and Sercel Inc. are described below under the heading “Initial Guarantors”.

Initial Guarantors

CGGVeritas Services Holding B.V., a wholly owned subsidiary of Compagnie Générale de Géophysique-Veritas, is primarily engaged as a holding company of certain subsidiaries in our Services segment. CGGVeritas Services Holding B.V. had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €2,284.4 million at June 30, 2011. CGGVeritas Services Holding B.V.’s registered office is at G-Toren, 1118 BH Schiphol, the Netherlands.

CGGVeritas Services (UK) Holding B.V., a wholly owned subsidiary of CGGVeritas Services Holding B.V., is primarily engaged as a holding company of certain subsidiaries in our Services segment. CGGVeritas Services Holding B.V. had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €162.0 million at June 30, 2011. CGGVeritas Services Holding B.V.’s registered office is at G-Toren, 1118 BH Schiphol, the Netherlands.

CGG Canada Services Ltd, a wholly owned subsidiary of CGGVeritas Services Holding B.V., is primarily engaged in the processing of seismic data in our Calgary centre. CGG Canada Services had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €47.1 million at June 30, 2011. CGG Canada Service’s registered office is at 450, 808-4th avenue Southwest, SW, Calgary ABTP3E8, Canada.

CGG Marine Resources Norge A/S, a wholly owned subsidiary of Compagnie Générale de Géophysique-Veritas, is the owner of the CGG Symphony seismic vessel. CGG Marine Resources Norge A/S had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €234.6 million at June 30, 2011. CGG Marine Resources Norge A/S’s registered office is at OH BANGS VEI 70, 1363 Hovik, Norway.

CGGVeritas Services Holding (U.S.) Inc., a wholly owned subsidiary of CGGVeritas Services Holding B.V., is engaged as a holding company of certain subsidiaries in our Services segment. CGGVeritas Services Holding (U.S.) Inc. had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €2,008.1 million at June 30, 2011. CGGVeritas Services Holding (U.S.) Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

CGGVeritas Services (U.S.) Inc., a wholly owned subsidiary of CGGVeritas Services Holding (U.S.) Inc., is primarily engaged in acquiring marine seismic data in U.S. waters for third parties on a contract basis, acquiring, processing and licensing marine multi-client library data, and processing seismic data for third parties. CGGVeritas Services (U.S.) Inc. had operating revenues of €70.4 million in the six months ended June 30, 2011 and had shareholders’ equity of €259.1 million at June 30, 2011. CGGVeritas Services (U.S.) Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

Veritas Investments Inc., a wholly owned subsidiary of CGGVeritas Services Holding (U.S.) Inc., is primarily engaged as a holding company that owns the stock in certain of our Norwegian and Mexican subsidiaries. Veritas Investments Inc. had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €12.4 million at June 30, 2011. Veritas Investments Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

CGGVeritas Land (U.S.) Inc., a wholly owned subsidiary of CGGVeritas Services (U.S.) Inc., is primarily engaged in acquiring seismic data on land in the U.S. for third parties on a contract basis and acquiring and licensing U.S. land multi-client library data. CGGVeritas Land (U.S.) Inc. had operating revenues of €74.1 million in the six months ended June 30, 2011 and had shareholders’ equity of €51.8 million at June 30, 2011. CGGVeritas Land (U.S.) Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

Viking Maritime Inc., a wholly owned subsidiary of CGGVeritas Services (U.S.) Inc., is primarily engaged in chartering, as charterer, and operating seismic and support vessels. Viking Maritime Inc. had operating revenues of €1.8 million in the six months ended June 30, 2011 and had shareholders’ equity of €1.7 million at June 30, 2011. Viking Maritime Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

Veritas Geophysical (Mexico) LLC, a wholly owned subsidiary of CGGVeritas Services (U.S.) Inc., is primarily engaged as a holding company that owns, together with Veritas Investments Inc., certain of our Mexican subsidiaries. Veritas Geophysical (Mexico) LLC had no operating revenues in the six months ended June 30, 2011 and shareholders’ equity of €2.8 million at June 30, 2011. Veritas Geophysical (Mexico) LLC’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

Alitheia Resources Inc., a wholly owned subsidiary of CGGVeritas Services (U.S.) Inc., is primarily engaged in acquiring, exploring and marketing oil and gas properties in the Gulf of Mexico. Alitheia Resources Inc. had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €(2.4) million at June 30, 2011. Alitheia Resources Inc.’s registered office is at 1209 Orange Street, Wilmington, Delaware, 19801, United States of America.

Sercel Inc., which is 81% owned by CGGVeritas Holding (US) Inc. and 29% owned by Sercel Holding S.A., is primarily engaged in the production and distribution of marine seismic equipment, geophones and other products. Sercel Inc. had operating revenues of €208.3 million in the six months ended June 30, 2011 and had shareholders’ equity of €75.8 million at June 30, 2011. Sercel Inc.’s registered office is at 17200 Park Row, Houston, Texas 77084, United States of America.

Sercel Australia Pty Ltd, a wholly owned subsidiary of Sercel Holding S.A., is primarily engaged in the production and distribution of marine seismic products. Sercel Australia had no operating revenues in the six months ended June 30, 2011 and had shareholders’ equity of €14.8 million at June 30, 2011. Sercel Australia’s registered office is at Level 5 Deutsche Bank Place, 126 Philip Street Sydney NSW 2000.

Sercel Canada Ltd, a wholly owned subsidiary of Sercel Inc., is primarily engaged in the rental and sale of products for the geophysical land market. Sercel Canada Ltd has operating revenues of €0.5 million in the six months ended June 30, 2011 and had shareholders’ equity of €7.5 million at June 30, 2011. Sercel Canada Ltd’s registered office is at 1108 55th Avenue NE, Calgary, Alberta, T2E 6Y, Canada.

Documents Available

Copies of our annual reports for 2008, 2009 and 2010, the constitutive documents of Compagnie Générale de Géophysique-Veritas, the indenture and the registration rights agreement and copies of the most recently published report and financial statements of CGGVeritas, including the unaudited interim financial statements for the six months ended June 30, 2011, will, for so long as the notes are listed on the Luxembourg Stock Exchange, be available free of charge during usual business hours on any weekday (except Saturdays, Sundays and public holidays) at the specified offices of the paying agent in Luxembourg. We publish a quarterly consolidated statement of operations, statement of cash flow and balance sheet, each of which will be delivered to, and copies of which may be obtained free of charge from, the specified offices of the paying agent in Luxembourg. We do not publish interim non-consolidated statements. All published interim statements are unaudited.

We have undertaken to the holders of the notes that we will submit certain quarterly financial information to the Commission. Any such quarterly information will also be delivered to, and copies of such information may be obtained free of charge from, the specified offices of the Paying Agent in Luxembourg.

FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

CONSOLIDATED BALANCE SHEETS

	June 30, 2011 (unaudited)		December 31, 2010
	€	U.S.$(1)	€	U.S.$(2)
	(amounts in millions of)
ASSETS
Cash and cash equivalents	359.9	520.2	335.9	448.8
Trade accounts and notes receivable, net	559.0	807.9	694.9	928.5
Inventories and work-in-progress, net	289.6	418.6	264.5	353.4
Income tax assets	87.9	127.0	85.1	113.7
Other current assets, net	107.6	155.5	121.1	161.8
Assets held for sale, net	12.8	18.5	72.5	97.0
Total current assets	1,416.8	2,047.7	1,574.0	2,103.2
Deferred tax assets	100.1	144.7	135.4	180.9
Investments and other financial assets, net	25.7	37.1	26.5	35.4
Investments in companies under equity method	73.0	105.5	73.4	98.0
Property, plant and equipment, net	828.1	1,196.9	781.7	1,044.5
Intangible assets, net	657.2	949.9	721.4	963.9
Goodwill, net	1,865.9	2,696.7	2,012.0	2,688.5
Total non-current assets	3,550.0	5,130.8	3,750.4	5,011.2
TOTAL ASSETS	4,966.8	7,178.5	5,324.4	7,114.4
LIABILITIES AND EQUITY
Bank overdrafts	2.8	4.0	4.5	6.1
Current portion of financial debt	62.2	89.9	74.5	99.5
Trade accounts and notes payable	261.2	377.5	295.5	394.8
Accrued payroll costs	113.4	163.8	109.3	146.0
Income taxes liability payable	36.6	52.9	62.1	82.9
Advance billings to customers	22.7	32.8	24.8	33.2
Provisions — current portion	33.6	48.6	41.8	55.8
Other current liabilities	218.4	315.8	196.4	262.5
Total current liabilities	750.9	1,085.3	808.9	1,080.8
Deferred tax liabilities	106.2	153.5	116.7	155.9
Provisions — non-current portion	79.1	114.3	87.7	117.2
Financial debt	1,327.5	1,918.6	1,406.6	1,879.5
Other non-current liabilities	34.6	50.1	34.6	46.3
Total non-current liabilities	1,547.4	2,236.5	1,645.6	2,198.9
Common stock 215,096,351 shares authorized and 151,849,901 shares with a €0.40 nominal value issued and outstanding at June 30, 2011; 151,506,109 at December 31, 2010	60.7	87.8	60.6	81.0
Additional paid-in capital	1,970.0	2,847.2	1,967.9	2,629.5
Retained earnings	888.1	1,283.5	880.5	1,776.5
Treasury shares	(13.8)	(19.9)	(13.8)	(18.4)
Net income (loss) for the period attributable to the owners of CGGVeritas SA	(58.0)	(83.7)	(54.6)	(72.9)
Cumulative income and expense recognized directly in equity	0.2	0.2	(3.4)	(4.6)
Cumulative translation adjustment	(234.3)	(338.7)	(25.1)	(33.6)
Equity attributable to owners of CGGVeritas SA	2,612.9	3,776.4	2,812.1	3,757.5
Non-controlling interests	55.6	80.3	57.8	77.2
Total equity	2,668.5	3,856.7	2,869.9	3,834.7

TOTAL LIABILITIES AND EQUITY	4,966.8	7,178.5	5,324.4	7,114.4

(1)	Dollar amounts represent euro amounts converted at the exchange rate of U.S.$1.445 per € on the balance sheet date.
(2)	Dollar amounts represent euro amounts converted at the exchange rate of U.S.$1.336 per € on the balance sheet date.

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,
	2011		2010
	€	U.S.(1)	€	U.S.$(1)
	(except per share data, amounts in millions of)
Operating revenues	517.2	749.6	498.0	646.9
Other income from ordinary activities	0.5	0.8	0.7	0.9
Total income from ordinary activities	517.7	750.4	498.7	647.8
Cost of operations	(445.8)	(646.4)	(398.9)	(518.4)
Gross profit	71.9	104.0	99.8	129.4
Research and development expenses, net	(12.2)	(17.8)	(15.5)	(20.2)
Marketing and selling expenses	(15.0)	(21.7)	(13.4)	(17.3)
General and administrative expenses	(33.7)	(48.7)	(47.2)	(61.2)
Other revenues (expenses), net	(0.5)	(0.3)	4.8	6.4
Operating income	10.5	15.5	28.5	37.1
Expenses related to financial debt	(35.7)	(51.6)	(26.5)	(34.5)
Income provided by cash and cash equivalents	0.5	0.7	0.7	0.9
Cost of financial debt, net	(35.2)	(50.9)	(25.8)	(33.6)
Other financial income (loss)	(2.4)	(3.7)	7.9	10.3
Income (loss) of consolidated companies before income taxes	(27.1)	(39.1)	10.6	13.8
Deferred taxes on currency translation	0.7	1.1	0.2	0.4
Other income taxes	(3.6)	(5.3)	(2.2)	(2.7)
Total income taxes	(2.9)	(4.2)	(2.0)	(2.3)
Net income (loss) from consolidated companies	(30.0)	(43.3)	8.6	11.5
Share of income (loss) in companies accounted for under equity method	4.0	5.6	(2.3)	(3.2)
Net income (loss)	(26.0)	(37.7)	6.3	8.3
Attributable to:
Owners of CGGVeritas SA	(28.2)	(40.9)	2.2	2.9
Non-controlling interests	2.2	3.2	4.1	5.4
Weighted average number of shares outstanding	151,806,882	151,806,882	151,358,044	151,358,044
Dilutive potential shares from stock-options	(2)	(2)	410,970	410,970
Dilutive potential shares from free shares	(2)	(2)	314,773	314,773
Adjusted weighted average number of shares and assumed option exercises when dilutive	151,806,882	151,806,882	152,083,787	152,083,787
Net income (loss) per share attributable to owners of CGGVeritas SA
Basic	(0.19)	(0.27)	0.01	0.02
Diluted	(0.19)	(0.27)	0.01	0.02

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.
(2)	Stock-options and performance shares plans have an anti-dilutive effect at June 30, 2011; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months ended June 30,
	2011		2010
	€	U.S.$(1)	€	U.S.$(2)
	(except per share data, amounts in millions of)
Operating revenues	1,051.5	1,477.9	996.0	1,343.0
Other income from ordinary activities	1.2	1.7	1.6	2.1
Total income from ordinary activities	1,052.7	1,479.6	997.6	1,345.1
Cost of operations	(909.9)	(1,278.9)	(791.8)	(1,067.7)
Gross profit	142.8	200.7	205.8	277.4
Research and development expenses, net	(27.0)	(38.0)	(28.8)	(38.8)
Marketing and selling expenses	(28.6)	(40.2)	(30.1)	(40.5)
General and administrative expenses	(68.1)	(95.7)	(96.5)	(130.2)
Other revenues (expenses), net	8.4	11.8	4.4	5.9
Operating income	27.5	38.6	54.8	73.8
Expenses related to financial debt	(68.7)	(96.5)	(51.7)	(69.7)
Income provided by cash and cash equivalents	0.9	1.2	1.4	1.9
Cost of financial debt, net	(67.8)	(95.3)	(50.3)	(67.8)
Other financial income (loss)	(13.1)	(18.4)	15.3	20.7
Income (loss) of consolidated companies before income taxes	(53.4)	(75.1)	19.8	26.7
Deferred taxes on currency translation	4.5	6.3	(2.5)	(3.4)
Other income taxes	(9.6)	(13.4)	(8.6)	(11.7)
Total income taxes	(5.1)	(7.1)	(11.1)	(15.1)
Net income (loss) from consolidated companies	(58.5)	(82.2)	8.7	11.6
Share of income (loss) in companies accounted for under equity method	5.5	7.7	(2.1)	(2.8)
Net income (loss)	(53.0)	(74.5)	6.6	8.8
Attributable to:
Owners of CGGVeritas SA	(58.0)	(81.5)	(0.4)	(0.6)
Non-controlling interests	5.0	7.0	7.0	9.4
Weighted average number of shares outstanding	151,684,340	151,684,340	151,275,968	151,275,968
Dilutive potential shares from stock-options	(3)	(3)	403,108	403,108
Dilutive potential shares from free shares	(3)	(3)	314,773	314,773
Adjusted weighted average number of shares assumed option exercises when dilutive	151,684,340	151,684,340	151,993,849	151,993,849
Net income (loss) per share attributable to CGGVeritas SA
Basic	(0.38)	(0.54)	—	—
Diluted	(0.38)	(0.54)	—	—

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.406 per €.
(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.348 per €.
(3)	Stock-options and performance shares plans have an anti-dilutive effect at June 30, 2011 and 2010; as a consequence, potential shares linked to those instruments are not taken into account in the dilutive weighted average number of shares, nor in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	June 30,
	2011	2010
	(amounts in millions of €)
Net income (loss) from statements of operations	(53.0)	6.6
Gain (loss) on cash flow hedges	0.8	(4.7)
Income taxes	(0.3)	1.6
Net gain (loss) on cash flow hedges	0.5	(3.1)
Gain (loss) on actuarial changes on pension plan	0.8	—
Income taxes	(0.3)	—
Net gain (loss) on actuarial changes on pension plan	0.5	—
Exchange differences on translation of foreign operations	(213.7)	409.7
Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method	3.1	(8.3)
Total other comprehensive income (loss) for the period, net of taxes	(209.9)	398.3
Total comprehensive income (loss) for the period	(262.9)	404.9
Attributable to:
Owners of CGGVeritas SA	(263.4)	392.8
Non-controlling interests	0.5	12.1

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Total shareholders’ equity	Minority interest	Total shareholders equity and minority interest
	(amounts in millions of euros, except share data)
Balance at January 1, 2010	151,146,594	60.5	1,965.9	871.7	(13.5)	0.9	(224.2)	2,661.3	40.2	2,701.5

Capital increase	263,017	0.1	1.6					1.7		1.7
Net income				(0.4)				(0.4)	7.0	6.6
Cost of share-based payment				7.2				7.2	(3.0)	4.2
Operations on treasury shares					(3.2)			(3.2)		(3.2)
Net gain (loss) on actuarial changes on pension plan(1)										—
Net gain (loss) on cash flow hedges(2)						(11.4)		(11.4)		(11.4)
Exchange differences on foreign currency translation(3)							404.6	404.6	5.1	409.7

Other comprehensive income(1)(2)(3)						(11.4)	404.6	393.2	5.1	398.3
Changes in consolidation scope and other				0.2				0.2	0.4	0.6

Balance at June 30, 2010	151,409,611	60.6	1,967.5	878.7	(16.7)	(10.5)	180.4	3,060.0	49.7	3,109.7

Balance at January 1, 2011	151,506,109	60.6	1,967.9	825.9	(13.8)	(3.4)	(25.1)	2,812.1	57.8	2,869.9

Capital increase	343,792	0.1	2.1					2.2		2.2
Dividends									(2.7)	(2.7)
Net income				(58.0)				(58.0)	5.0	(53.0)
Cost of share-based payment				5.1				5.1		5.1
Operations on treasury shares
Net gain (loss) on actuarial changes on pension plan(1)				0.5				0.5		0.5
Net gain (loss) on cash flow hedges(2)						3.6		3.6		3.6
Exchange differences on foreign currency translation(3)							(209.2)	(209.2)	(4.5)	(213.7)

Other comprehensive income(1)(2)(3)				0.5		3.6	(209.2)	(205.1)	(4.5)	(209.6)
Issuance of convertible bonds, net of deferred taxes				58.2				58.2		58.2
Changes in consolidation scope and other				(1.6)				(1.6)		(1.6)

Balance at June 30, 2011	151,849,901	60.7	1,970.0	830.1	(13.8)	0.2	(234.3)	2,612.9	55.6	2,668.5

See notes to Interim Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2011		2010
	€	U.S.$(1)	€	U.S.$(2)
	(amounts in millions of)
OPERATING
Net income (loss)	(53.0)	(74.5)	6.6	8.9
Depreciation and amortization	119.9	168.5	111.4	150.2
Multi-client surveys depreciation and amortization	69.6	97.8	80.2	108.1
Variance on provisions	(6.7)	(9.4)	(48.6)	(65.5)
Stock based compensation expenses	5.1	7.2	7.2	9.7
Net gain (loss) on disposal of fixed assets	(3.3)	(4.6)	0.2	0.3
Equity income (loss) of investees	(5.4)	(7.6)	2.1	2.8
Dividends received from affiliates	4.9	6.9	2.2	3.0
Other non-cash items	(2.4)	(3.4)	(10.3)	(13.9)
Net cash including net cost of financial debt and income tax	128.7	180.9	151.0	203.6
Less net cost of financial debt	67.8	95.3	50.3	67.8
Less income tax expense	5.0	7.0	11.2	15.1
Net cash excluding net cost of financial debt and income tax	201.5	283.2	212.5	286.5
Income tax paid	(33.4)	(46.9)	(47.5)	(64.0)
Net cash before changes in working capital	168.1	236.3	165.0	222.5
change in trade accounts and notes receivable	148.6	208.9	31.6	42.6
change in inventories and work-in-progress	(33.5)	(47.1)	(3.5)	(4.7)
change in other current assets	17.3	24.3	(28.5)	(38.4)
change in trade accounts and notes payable	(38.0)	(53.4)	15.2	20.5
change in other current liabilities	(3.4)	(4.8)	(30.2)	(40.7)
Impact of changes in exchange rate on financial items	1.6	2.3	23.1	31.1
Net cash provided by operating activities	260.8	366.5	172.7	232.9
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(111.8)	(157.1)	(86.4)	(116.5)
Investments in multi-client surveys	(63.6)	(89.4)	(128.0)	(172.6)
Proceeds from disposals of tangible and intangible assets	4.3	6.0	3.3	4.4
Total net proceeds from financial assets	3.2	4.5	1.3	1.8
Acquisition of investments, net of cash and cash equivalents acquired	(0.5)	(0.7)	(1.2)	(1.6)
Impact of changes in consolidation scope	—	—	—	—
Variation in loans granted	0.8	1.1	(0.4)	(0.5)
Variation in subsidies for capital expenditures	—	—	0.8	1.1
Variation in other non-current financial assets	0.6	0.9	(1.4)	(1.9)
Net cash used in investing activities	(167.0)	(234.7)	(212.0)	(285.8)
FINANCING
Repayment of long-term debts	(746.1)	(1,048.6)	(42.3)	(57.0)
Total issuance of long-term debts	761.2	1,069.8	2.2	3.0
Lease repayments	(19.7)	(27.7)	(44.6)	(60.1)
Change in short-term loans	(1.5)	(2.1)	2.4	3.2
Financial expenses paid	(44.5)	(62.5)	(47.8)	(64.4)
Net proceeds from capital increase
from shareholders	2.3	3.2	1.7	2.3
from non-controlling interests of integrated companies			—	—
Dividends paid and share capital reimbursements
to shareholders
to non-controlling interests of integrated companies	(2.7)	(3.9)	(3.0)	(4.0)
Acquisition/disposal from treasury shares	—	—	(3.2)	(4.3)
Net cash provided by (used in) financing activities	(51.1)	(71.8)	(134.6)	(181.5)
Effects of exchange rates on cash	(18.7)	11.4	53.7	(15.6)
Net increase (decrease) in cash and cash equivalents	24.0	71.4	(120.2)	(250.0)
Cash and cash equivalents at beginning of year	335.9	448.8	480.3	691.9
Cash and cash equivalents at end of period	359.9	520.2	360.1	441.9

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.406 per € (except cash and cash equivalents balances converted at the closing exchange rate of U.S.$1.445 per € at June 30, 2011 and of U.S.$1.336 per € at December 31, 2010).
(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.348 per € (except cash and cash equivalents balances converted at the closing exchange rate of U.S.$1.227 per € at June 30, 2010 and of U.S.$1.441 per € at December 31, 2009).

See notes to Interim Consolidated Financial Statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Summary of significant accounting policies

Compagnie Générale de Géophysique Veritas, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International IAS34 as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Board of Directors for issue on July 28, 2011.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2010 included in its report on Form 20-F for the year 2010 filed with the SEC on April 21, 2011.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2010, except for the adoption of the following new Standards and Interpretations:

•	IAS24 - Related Party Disclosures — adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	Amendment to IAS32 - Classification of rights issues- adopted by the European Union in December 2009, and applicable as of January 1, 2011

•	Amendment to IFRIC 14 - Prepayments of a Minimum Funding Requirement — adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments — adopted by the European Union in July 2010, and applicable as of January 1, 2011

•	2008-2010 annual improvements to IFRS adopted by the European Union in February 2011 and applicable as of January 1, 2011

The adoption of these new standards and interpretations did not have any material impact on the Group’s interim financial statements.

At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union:

•	IFRS9 - Financial instruments: Recognition and Measurement of financial assets

•	IFRS7 Amendment - Financial instruments disclosures about transfers of financial assets

•	IAS12 Amendment – Income taxes: Recovery of underlying assets

•	IFRS 10 Consolidated Financial Statements, replaces parts of IAS 27 Consolidated and Separate Financial statements

•	IAS 27 Amendment — Separate Financial Statements

•	IFRS 11 Joint Arrangements supersedes IAS 31 Interests in Joint Ventures

•	IFRS 12 Disclosure of Interests in Other Entities

•	IFRS 13 Fair Value Measurement

•	IAS 28 Amendment — Investments in Associates (Equity Method)

The Group has not opted for the early adoption of these Standards, Amendments and Interpretations and it is currently reviewing them to measure the potential impact on the interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Under equity method companies fair value
Amortization and impairment of Multi-clients surveys	Expected margin rate for each category of surveys Expected useful life of Multi-Client Surveys
Depreciation and Amortization of tangible and intangible assets	Assets useful lives
Recoverable value of Goodwill and intangible assets	Expected geophysical market trends from 2011 to 2013 Discount rate (WACC)
Post employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate Return rate on plan assets
Provisions for risks, claims and litigations	Assessment of risks considering courts ruling and attorneys positions
Revenue Recognition	Contract completion rates Assessment of fair value of customers loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

IFRIC 13 “Customers Loyalty Programs” issued by the IASB in June 2007 has been applied from December 31, 2008 with the accumulated impact, net of tax, on previous periods recorded in equity as of December 31, 2008. The impact was not material.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.

In this respect, we generally use five amortization rates 50%, 65%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns. The 65% amortization rate is applied to the surveys acquired as a result of our acquisition of Veritas.

For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey by survey basis in case of any indication of impairment.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research finding are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over five years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Note 2 — Acquisitions and divestitures

•	Norfield

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction, we acquired Voyager AS (to be renamed Exploration Vessel Resources II AS), the owner of the seismic vessel Voyager, and sold the seismic vessel Venturer to Norfield. CGGVeritas is no longer a shareholder of Norfield AS. The gain arising from the disposal of our assets in relation with this transaction amounted to €7.8 million and was recorded in the line item “Other revenues (expenses)” in our statement of operations.

On the date we acquired it, Voyager AS entered into a U.S.$45 million credit facility secured by a pledge over the Voyager vessel and subject to substantially the same covenants as our US senior credit facilities.

•	Term sheet with JSC Geotech Holding (Geotech)

On February 23, 2011, a term sheet was signed with JSC Geotech Holding (Geotech) to create a joint venture to operate 2D and 3D marine seismic vessels, primarily in Russian and CIS waters.

The joint venture will provide marine seismic data acquisition and processing services for the oil and gas clients operating locally in Russia and CIS. CGGVeritas will make available one 2D ice class vessel and one 3D ice class vessel, to the joint venture.

•	Petrodata

On March 17, 2011, CGGVeritas purchased for U.S.$2.5 million Petrodata Consulting LLC, a Moscow-based company offering static and dynamic reservoir modeling, reserve estimation and risking, and field development services to the international oil and gas industry.

Note 3 — Common Stock and Stock Options Plans

As of June 30, 2011, our share capital consisted of 151,849,901 shares, each with a par value of €0.4.

•	New stock option plans and performance shares allocation plan

On March 24, 2011, the Board of Directors allocated:

•

964,263 stock-options to certain officers and employees. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. The options have an eight-year duration.

•

66,667 stock options to the Chairman and 133,333 options to the Chief Executive Officer. Their exercise price is €25.48. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of three objectives. The options have an eight-year duration.

•

488,886 performance shares including 13,750 performance shares to the Chairman and 27,500 performance shares to the Chief Executive Officer. These performance shares will be allocated on the later of either March 24, 2013 or the date of the shareholders’ meeting convened to approve the financial statements for fiscal year 2012, provided that the Board of Directors decides that the performance conditions set forth in the plan regulation are fulfilled. These performance conditions are based on the achievement of certain objectives related to operating income and EBITDAS over fiscal years 2011 and 2012.

Information relating to options outstanding at June 30, 2011 is summarized below:

Date of Board of Directors’ Resolution	Options granted	Options outstanding at June 30, 2011	Exercise price per share	Fair value per share at the grant date		Expiration date
May 11, 2006	1,012,500	951,095	€26.26	€14.97	(1)	May 10, 2014
March 23, 2007	1,308,750	1,172,750	€30.40	€12.65	(2)	March 22, 2015
March 14, 2008	1,188,500	1,091,840	€32.57	€12.06	(3)	March 14, 2016
March 16, 2009	1,327,000	1,009,111	€8.82	€4.63	(4)	March 15, 2017
January 6, 2010	220,000	220,000	€14.71	€8.23	(5)	January 6, 2018
March 22, 2010	1,548,150	1,477,087	€19.44	€10.10	(6)	March 22, 2018
October 21, 2010	120,000	120,000	€16.88	€9.66	(7)	October 21, 2018
March 24, 2011	1,164,363	1,164,363	€25.48	€8.48	(8)	March 24, 2019

Total	7,549,603	7,206,246

Notes:

(1)	Based on a volatility of 35% and a risk-free rate of 3.8%.
(2)	Based on a volatility of 36% and a risk-free rate of 3.95%.
(3)	Based on a volatility of 39% and a risk-free rate of 3.47%.
(4)	Based on a volatility of 50% and a risk-free rate of 2.88%.
(5)	Based on a volatility of 52% and a risk-free rate of 2.78%.
(6)	Based on a volatility of 52% and a risk-free rate of 2.44%.
(7)	Based on a volatility of 52% and a risk-free rate of 2.05%.
(8)	Based on a volatility of 37% and a risk-free rate of 2.52%.

The exercise price for each option is the average fair market value of our common stock during the 20 consecutive trading days ending on the trading day immediately preceding the date the option is granted.

According to IFRS 2, the fair value of stock options granted since November 7, 2002 (comprising the May 2003, May 2006, March 2007, March 2008, 2009, 2010 and 2011 plans) is recognized as an expense over the life of the plan, which represented a €5.1 million expense for the six month period ended June 30, 2011 (of which €2.0 million was for members of the Executive Committee), and a €7.2 million expense for the six months ended June 30, 2010 (of which €3.7million was for members of the Executive Committee).

A summary of the Company’s stock option transactions and related information follows:

	June 30, 2011		June 30, 2010
	Number of options	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
Outstanding-beginning of period	6,428,504	22.17	4,958,740	22.35
Granted	1,164,363	25.48	1,768,150	18.85
Exercised	(306,792)	7.24	(242,879)	6.70
Forfeited	(79,829)	15.52	(38,098)	14.95

Outstanding-end of period	7,206,246	23.41	6,445,913	14.23

Note 4 — Financial Debt

Our net financial debt amounted to €1,032.6 million as of June 30, 2011.

•	Issue of bonds convertible into and/or exchangeable for new or existing shares

On January 27, 2011, we issued 12,949,640 bonds convertible into and/or exchangeable for new or existing shares of our company to be redeemed on January 1, 2016 for a total nominal amount of €360 million. We used the net proceeds of the issuance to partially redeem our U.S.$530 million 7.5% Senior Notes due May 2015, allowing us to reduce our cash interest expense.

The bonds’ nominal value was set at €27.80 per bond, representing an issue premium of 25% of the CGGVeritas’ reference share price on the regulated market of NYSE Euronext in Paris. The bonds bear interest at a rate of 1.75% payable semi-annually in arrears on January 1 and July 1 of each year. The bonds entitle the holders to receive new and/or existing CGGVeritas shares at the ratio of one share per one bond, subject to adjustments. Under certain conditions, the bonds may be redeemed prior to maturity at our option.

•	Issue of senior notes due 2021

On May 31, 2011, we issued U.S.$650 million principal amount of 6 1/2 % senior notes due June 1, 2021. The senior notes were issued at a price of 96.45% of their principal amount, resulting in a yield of 7%. We used the net proceeds of the issuance to redeem the remainder of our U.S.$530 million 7.5% Senior Notes due May 2015 and to repay in full the U.S.$508 million outstanding under our term loan B facility.

•	Redemption of 7 1/2% Senior Notes due 2015

On March 1, 2011, we redeemed U.S.$460 million aggregate principal amount of our U.S.$530 million 7 1/2 % Senior Notes due 2015 at a price of 103.75% plus accrued interest, and on June 30, 2011,we redeemed the remaining U.S.$70 million aggregate principal amount of such notes at a price of 102.5% plus accrued interest. The redemptions were financed through the bond issuances described immediately above.

•	Redemption of term loan B facility

On June 2, 2011, we repaid in full the U.S.$508 million outstanding under our term loan B facility with the proceeds of our issuance of senior bonds due 2021 described above.

All financial ratios included in covenants were complied with as of June 30, 2011.

Note 5 — Analysis by Operating Segment and Geographic Area

Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of CGGVeritas. We divide our business into two operating segments, geophysical services and geophysical equipment.

Since July 1, 2010, our Group has been organized in five divisions and operates in two industry segments:

•	Geophysical services segment, which comprises:

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Processing, Imaging and Reservoir: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients, and

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis;

•

Geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.

Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales and the related operating income recognized by the geophysical equipment segment are eliminated in consolidation and presented as follows in the tables that follow: (i) Operating income for our Services segment is presented after elimination of amortization expense corresponding to capital expenditures between our Equipment segment and Services segment; (ii) Capital expenditures for our Services segment are presented after elimination of inter-segment margin.

Operating income represents operating revenues and other operating income less expenses of the relevant industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.

The following tables present revenues, operating income and identifiable assets by operating segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

	Three months ended June 30,
	2011					2010
	Services	Equipment	Eliminations and adjustments		Consolidated total	Services	Equipment	Eliminations and adjustments		Consolidated total
	(unaudited)
	(in millions of euros)
Revenues from unaffiliated customers	367.1	150.1	—		517.2	353.3	144.7	—		498.0
Inter-segment revenues	—	33.7	(33.7)		—	—	45.9	(45.9)		—
Operating revenues	367.1	183.8	(33.7)		517.2	353.3	190.6	(45.9)		498.0

Other income from ordinary activities	—	0.5	—		0.5	—	0.7	—		0.7
Total income from ordinary activities	367.1	184.3	(33.7)		517.7	353.3	191.3	(45.9)		498.7

Operating income (loss)	(20.3)	52.3	(21.5	)(1)	10.5	4.1	50.5	(26.1	)(1)	28.5
Equity in income (loss) of investees	4.1	—	—		4.1	(2.3)	—	—		(2.3)
Capital expenditures(2)	97.5	3.8	—		101.3	112.9	9.6	—		122.5
Depreciation and amortization(3)	84.6	8.8	(0.3)		93.1	86.8	8.8	0.4		96.0
Investments in companies under equity method	3.4				3.4	1.2	—	—		1.2

Notes:

(1)	Includes general corporate expenses of €9.8 million for the three months ended June 30, 2011 and €9.6 million for the comparable period in 2010.
(2)	Includes (i) investments in multi-client surveys of €31.0 million for the three months ended June 30, 2011 and €65.8 million for the three months ended June 30, 2010; (ii) capitalized development costs of €2.3 million for the three months ended June 30, 2011 and €3.5 million for the comparable period of 2010 in the Services segment, €1.1 million for the three months ended June 30, 2011 and €0.7 million for the comparable period of 2010 in the Equipment segment; (iii) €9.0 million equipment acquired under finance lease for the three months ended June 30, 2011 and none for the comparable period of 2010 in the Services segment.
(3)	Includes multi-client survey amortization of €35.1 million for the three months ended June 30, 2011 and €40.3 million for the comparable period of 2010.

	Three months ended June 30,
	2011(1)				2010(1)
	Services	Equipment	Eliminations and adjustments	Consolidated total	Services	Equipment	Eliminations and adjustments	Consolidated total
	(unaudited)
	(in millions of U.S.$)
Revenues from unaffiliated customers	532.7	216.9	—	749.6	459.9	187.0	—	646.9
Inter-segment revenues	—	49.8	(49.8)	—	—	60.1	(60.1)	—
Operating revenues	532.7	266.7	(49.8)	749.6	459.9	247.1	(60.1)	646.9

Other income from ordinary activities	—	0.8	—	0.8	—	0.9	—	0.9
Total income from ordinary activities	532.7	267.5	(49.8)	750.4	459.9	248.0	(60.1)	647.8

Operating income (loss)	(29.3)	76.4	(31.6)	15.5	5.1	65.8	(33.8)	37.1

Note:

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2011					2010
	Services	Equipment	Eliminations and Adjustments		Consolidated Total	Services	Equipment	Eliminations and Adjustments		Consolidated Total
	(in millions of euros)
Revenues from unaffiliated customers	758.1	293.4	—		1,051.5	718.8	277.2	—		996.0
Inter-segment revenues	—	92.0	(92.0)		—	0.2	72.3	(72.5)		—
Operating revenues	758.1	385.4	(92.0)		1,051.5	719.0	349.5	(72.5)		996.0
Other income from ordinary activities	—	1.2	—		1.2	—	1.6	—		1.6
Total income from ordinary activities	758.1	386.6	(92.0)		1,052.7	719.0	351.1	(72.5)		997.6
Operating income (loss)	(39.2)	121.6	(54.9	)(1)	27.5	14.2	86.0	(45.4	)(1)	54.8
Equity in income (loss) of investees	5.5	—	—		5.5	(2.1)	—	—		(2.1)
Capital expenditures(2)	183.2	7.8	—		191.0	211.7	12.3	—		224.0
Depreciation and amortization(3)	171.9	18.3	(0.7)		189.5	173.7	17.1	0.8		191.6
Investments in companies under equity method	3.4				3.4	1.2	—	—		1.2
Identifiable assets	3,943.1	815.5	(232.5)		4,539.1	4,570.7	797.0	(286.5)		5,081.2
Unallocated and corporate assets	—	—	—		437.7	—	—	—		440.6

Total Assets	—	—	—		4,966.8	—	—	—		5,521.8

Notes:

(1)	Includes general corporate expenses of €20.2 million for the six months ended June 30, 2011 and €21.7 million for the comparable period in 2010.
(2)	Includes (i) investments in multi-client surveys of €63.6 million for the six months ended June 30, 2011 and €128.0 million for the six months ended June 30, 2010; (ii) capitalized development costs of €5.2 million for the six months ended June 30, 2011 and €6.8 million for the comparable period of 2010 in the Services segment, €2.0 million for the six months ended June 30, 2011 and €1.4 million for the comparable period of 2010 in the Equipment segment; (iii) €11.3 million equipment acquired under finance lease for the six months ended June 30, 2011 and none for the comparable period of 2010 in the Services segment.
(3)	Includes multi-client survey amortization of €69.6 million for the six months ended June 30, 2011 and €80.2 million for the comparable period of 2010.

	Six months ended June 30,
	2011				2010
	Services(1)	Equipment(2)	Eliminations and Adjustments	Consolidated Total (3)	Services(1)	Equipment(2)	Eliminations and Adjustments	Consolidated Total(3)
	(in millions of U.S.$)
Revenues from unaffiliated customers	1,065.6	412.3	—	1,477.9	971.0	372.0	—	1,343.0
Inter-segment revenues	0.5	129.2	(129.7)	—	0.2	97.0	(97.2)	—
Operating revenues	1,066.1	541.5	(129.7)	1,477.9	971.2	469.0	(97.2)	1,343.0
Other income from ordinary activities	—	1.7	—	1.7	—	2.1	—	2.1
Total income from ordinary activities	1,066.1	543.2	(129.7)	1,479.6	971.2	471.1	(97.2)	1,345.1
Operating income (loss)	(55.1)	170.9	(77.3)	38.5	19.2	115.4	(60.8)	73.8

Notes:

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.406 per € in 2011 and of US$1.351 per € in 2010 for the Services segment.
(2)	Dollar amounts were converted at the average exchange rate of US$1.405 per € in 2011 and of U.S.$1.342 per € in 2010 for the Equipment segment.
(3)	Dollar amounts for the Consolidated total were converted at the average exchange rate of U.S.$1.406 per € in 2011 and of U.S.$1.348 per € in 2010, corresponding to the weighted average based on each segment’s operating revenues.

Revenues by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
	2011			2010
	€	U.S.$(1)		€	U.S.$(1)
	except percentages, in millions of
North America	66.6	100.0	13%	126.1	163.9	25%
Central and South Americas	113.6	163.2	22%	41.9	52.9	9%
Europe, Africa and Middle East	218.0	314.3	42%	224.4	293.2	45%
Asia Pacific	119.0	172.2	23%	105.6	136.9	21%

Total	517.2	749.7	100%	498.0	646.9	100%

Notes:

(1)	Corresponding to the half-year in US dollars less the first quarter in US dollars.

	Six months ended June 30,
	2011			2010
	€	U.S.$(1)		€	U.S.$(1)
	except percentages, in millions of
North America	217.2	305.3	21%	252.7	340.8	25%
Central and South Americas	197.0	277.0	19%	115.7	156.0	12%
Europe, Africa and Middle East	402.2	565.3	38%	413.3	557.3	41%
Asia Pacific	235.0	330.3	22%	214.3	288.9	22%

Total	1,051.5	1,477.9	100%	996.0	1,343.0	100%

Notes:

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.406 per € in 2011 and of U.S.$1.348 per € in 2010.

Note 6 — Commitments and Contingencies

Commitments

On January 13, 2011, the exchange of assets between certain subsidiaries of CGGVeritas and the Norwegian group Norfield was completed. As a result of this transaction,

•	The Group acquired the seismic vessel Voyager, previously operated by the Group under a time charter contract;

•	The Group sold the seismic vessel Venturer to Norfield. A bareboat contract for this vessel was signed until December 2012;

•	We extended the contract for our seismic vessel Champion for five years until December 2019. The previous time charter contract was replaced by a bareboat contract;

•	We extended the time charter contract for our seismic vessel Bergen Surveyor until December 2012.

This transaction resulted in a reduction of approximately €30 million of our operating leases cash-obligations.

On March 26, 2011 the seismic vessel Pacific Finder was delivered. The time charter contract applies for eight years until April 2019.

On June 28, 2011, we entered into a five-year marine charter agreement with Bourbon for six new support vessels to assist our seismic operations. The new vessels will be delivered starting at the end of 2012. This represents an increase of €80 million of our off balance sheet commitments.

Litigation and other risks

On February 16, 2011, the United States District Court for the Eastern District of Texas entered its final judgment and permanent injunction with regards to the patent lawsuit between Sercel and ION. The injunction prohibits us from selling Sercel digital sensor “DSU” technology in the United States. The injunction covers only this DSU technology and is limited to the territory of United States. It does not restrict Sercel’s ability to use, manufacture, sell or deliver the DSU products anywhere else in the world. It also does not relate to the Sercel 408UL and 428XL recording systems. Sercel can continue to promote, sell and deliver these systems in the United States.

Specifically, the injunction states that when the manufacture, sale and delivery occur outside the United States, the offer to sell the DSU does not constitute an act of infringement or a violation of the injunction. Furthermore, the promotion or marketing of the DSU technology in the United States does not violate the injunction when the manufacture, sale and delivery occur outside of the United States.

On March 8, 2011, we posted a U.S.$12.8 million bond (corresponding to the total damages award plus 20% interest) and filed a notice of appeal. Ion Geophysical has also appealed the Court’s ruling, seeking, among other things, to reinstate the jury’s award of U.S.$25.2 million with respect to lost profits.

The Company does not expect this claim to have any material impact on the Group’s results of operation, financial position, or cash flows. Thus, no provision was recorded in the consolidated financial statements.

Note 7 — Related Party Transactions

The Group provides services to related parties, and contracts associated with these services are concluded at arm’s length. The Group also receives services from related parties.

	Six months ended June 30,
	2011	2010
	(in millions of euros)
Charter revenues received from LDA for the Alizé	6.8	7.0
Sales of geophysical equipment to Argas	2.2	24.5
Technical consulting services/equipment rentals to Argas	5.5	8.5
Other services rendered to JV Elnusa	1.2	—
Sales of geophysical equipment to JV Xian Peic	—	3.4
Income	15.7	43.4
Expenses paid for Alizé ship management to LDA	8.3	6.9
Expenses paid for Oceanic Vega ship management to Eidesvik Seismic Vessel AS	5.3	—
Purchases of geophysical equipment from Tronic’s	3.5	2.3
Equipment rentals from Argas	2.9	8.5
Purchases of geophysical equipment from Cybernetix	—	4.8
Charter expenses and ship management to Norwegian Oilfield Services AS	—	15.8
Cost of services rendered by JV Xian Peic	—	0.2
Expenses	20.0	38.5
Trade receivables from Argas	4.5	5.3
Trade receivables from JV Elnusa	1.2
Trade receivables from LDA	1.0	5.5
Trade receivables from Cybernetix	0.8	—
Trade receivables from Norwegian Oilfield Services AS	—	7.5
Trade accounts and notes receivable	7.5	18.3
Loan to Eidesvik Seismic Vessel AS	11.0	5.9
Loan to Oceanic Seismic Vessels AS	4.1	—
Financial assets	15.1	5.9
Accounts payable to LDA	3.7	1.8
Accounts payable to Tronics	1.1	—
Accounts payable to Cybernetix	0.5	0.2
Accounts payable to Argas	0.5	4.9
Trade accounts and notes payable	5.8	6.9
Future rents commitments to LDA	23.4	43.7
Future rent commitments to Eidesvik Seismic Vessels AS and Oceanic Seismic Vessels AS	321.4	436.1
Future rents commitments to Norwegian Oilfield Services AS	—	150.9
Contractual Obligations	344.8	630.7

Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. In addition, LDA is the owner, together with the Group, of Geomar owner of the seismic vessel Alizé. Geomar provides vessel charter services to LDA.

Tronic’s is 16% owned by the group.

Argas, Cybernetix, Eidesvik Seismic Vessel AS and Oceanic Seismic Vessel AS, JV Elnusa are companies accounted for under the equity method.

JV Xian Peic is fully consolidated in our financial statements since November 2010.

CGGVeritas does not own any shareholding in Norwegian Oilfield Services AS since January 13, 2011 (see Note 2).

Note 8 — Subsequent Events

On July 28, 2011, a strategic agreement was signed with Spectrum, a Norwegian multi-client company, for the contribution of our 2D Multi-client marine library for a consideration in cash and a 25% equity position in Spectrum.

At June 30, 2011 the obligations to pay our outstanding Senior Notes are guaranteed by certain subsidiaries: CGG Canada Services Ltd, CGG Marine Resources Norge A/S, CGGVeritas Services Holding Inc, Alitheia Resources Inc, CGGVeritas Land (US) Inc., CGGVeritas Services (US) Inc., Veritas Geophysical (Mexico) LLC, Veritas Investments Inc., Viking Maritime Inc., CGGVeritas Services Holding (UK) BV, CGGVeritas Services Holding BV as the “Services guarantors”, and Sercel Inc., Sercel Australia Pty Ltd and Sercel Canada Ltd as the “Equipment guarantors”.

The following table presents condensed consolidated financial information in IFRS for the six months ended June 30, 2011 for the Company, the Guarantor subsidiaries, the Non-Guarantor subsidiaries and the Eliminations to arrive at CGGVeritas on a consolidated basis.

Condensed consolidating information for certain subsidiaries

IFRS	CGG Veritas	Services guarantors	Equipment guarantors	Non guarantors	Consolidating adjustments	Group consolidated
	(in millions of euros)
Goodwill	—	1,714.3	49.6	101.9	—	1,865.9
Intangible assets (including multi client surveys)	9.6	372.5	2.8	308.2	(35.9)	657.2
Property, plant and equipment	89.9	392.1	36.2	434.5	(124.7)	828.1
Investment in affiliates	3,347.9	1,412.6	3.6	108.3	(4,872.4)	—
Other non current assets	1,168.3	95.1	0.7	62.7	(1,128.1)	198.8
Current assets	309.3	943.6	133.7	2,242.2	(2,212.0)	1,416.8
Total assets	4,925.0	4,930.3	226.6	3,257.9	(8,373.0)	4,966.8
Financial debt (including bank overdrafts, current and non current portion)	1,307.4	1,136.7	1.9	151.0	(1,204.5)	1,392.5
Other non current liabilities (excluding financial debt)	19.5	98.2	15.3	104.6	(17.6)	219.9
Current liabilities (excluding current portion of debt)	929.6	551.7	40.6	1,287.1	(2,123.1)	685.9
Total liabilities (excluding equity)	2,256.5	1,786.5	57.8	1,542.7	(3,345.2)	2,298.3
Equity	2,668.5	3,143.8	168.8	1,715.2	(5,027.7)	2,668.5
Operating revenues	3.4	210.6	208.8	1,096.8	(468.1)	1,051.5
Depreciation and amortization	0.8	109.2	6.1	89.9	(16.5)	189.5
Operating income (loss)	(18.9)	12.8	61.2	373.6	(401.2)	27.5
Equity in income of affiliates	34.1	0.8	—	0.4	(35.3)	—
Net income (loss) group share	(53.0)	116.9	42.0	597.7	(756.6)	(53.0)
Cash flow from operating activities	696.0	(98.7)	23.4	(322.5)	(37.5)	260.8
Cash flow from investing activities	(6.7)	(207.6)	(1.8)	(39.8)	88.9	(167.0)
Cash flow from financing activities	(296.4)	(22.1)	(29.1)	341.3	(44.8)	(51.1)
Effect of exchanges rates on cash	—	—	—	—	(18.7)	(18.7)
Cash at opening	211.3	11.8	15.5	86.5	10.8	335.9
Cash at closing	271.9	15.6	8.0	65.6	(1.2)	359.9

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not offering the new notes in any jurisdiction where the offer is not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

U.S.$650,000,000

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS

Offer to Exchange 6  1/2% Initial Senior Notes due 2021

Guaranteed on a senior basis by certain subsidiaries

for

6  1/2% Exchange Senior Notes due 2021

Guaranteed on a senior basis by certain subsidiaries

PROSPECTUS

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained herein or in the documents we incorporate herein by reference. If you are given any information or representations about these matters that is not discussed or incorporated in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus offered hereby does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information in this prospectus or in the documents we incorporate herein by reference is correct after this date.